P.E. 12-31-04





DELPHI

Driving Tomorrow's Technology

2004 Annual Report

delphi board of directors and committees

board of directors

Robert S. (Steve) Miller[1], Chairman of the Board and Chief Executive Officer, Delphi Corporation

Rodney O'Neal[2], President and Chief Operating Officer, Delphi Corporation

John D. Opie *(Lead Independent Director)*, Retired Vice Chairman of the Board and Executive Officer, General Electric Company

Oscar De Paula Bernardes Neto, Senior Partner and Chairman of LID (Latin American Internet Development Group)

Robert H. Brust, Chief Financial Officer and Executive Vice President, Eastman Kodak Company

Virgis W. Colbert, Executive Vice President, Miller Brewing Company

David N. Farr, Chairman of the Board and Chief Executive Officer, Emerson Electric Company

Dr. Bernd Gottschalk, President, Association of the German Automobile Industry

Shoichiro Irimajiri, Representative Director, Shoichiro Irimajiri, Inc.

Craig G. Naylor, Group Vice President, Electronic & Communication Technologies, E. I. du Pont de Nemours and Company (DuPont)

Cynthia A. Niekamp[3], President and General Manager, BorgWarner TorqTransfer Systems, Drivetrain Group, and Vice President, BorgWarner Inc.

Roger S. Penske, Founder & Chairman, Penske Corporation. Roger S. Penske served on the Delphi Board of Directors from 1999 to January 2004. He continues to serve as a Senior Advisor to the Board.

audit committee
Robert H. Brust (chairman), Oscar De Paula Bernardes Neto, John D. Opie[4]

corporate governance and public issues committee
David N. Farr (chairman), Dr. Bernd Gottschalk, Shoichiro Irimajiri, John D. Opie[4]

compensation and executive development committee
Virgis W. Colbert (chairman), Craig G. Naylor, John D. Opie[4]

[1]Effective July 1, 2005. [2]Effective January 7, 2005. [3]Ms. Niekamp resigned from the Board effective July 22, 2005.
[4]John D. Opie serves as ex officio member of the Audit Committee, Compensation & Executive Development Committee and Corporate Governance & Public Issues Committee.

delphi strategy board and corporate officers

executive officers

Robert S. (Steve) Miller, Chairman of the Board and Chief Executive Officer

Rodney O'Neal, President and Chief Operating Officer

David B. Wohleen, Vice Chairman

Mark R. Weber, Executive Vice President, Operations, Human Resource Management and Corporate Affairs

John D. Sheehan, Acting Chief Financial Officer, Chief Accounting Officer and Controller

officers

John P. Arle, Vice President and Treasurer

Volker J. Barth, Vice President and President, Delphi Europe, Middle East and Africa

James A. Bertrand, Vice President and President, Delphi Automotive Holdings Group

Kevin M. Butler, Vice President, Human Resource Management

Choon T. Chon, Vice President and President, Delphi Asia Pacific

Guy C. Hachey, Vice President and President, Delphi Energy & Chassis

Karen L. Healy, Vice President, Corporate Affairs, Marketing Communications and Facilities

Mark C. Lorenz, Vice President, Operations and Logistics

*Non-Strategy Board Officers
NOTE: Officer listing reflects current titles as of 8/15/05. Leadership biographies and 2004/2005 details regarding management changes are available at www. delphi.com.

officers (continued)

R. David Nelson, Vice President, Global Supply Management

Francisco A. Ordoñez, Vice President and President, Delphi Product and Service Solutions

Jeffrey J. Owens, Vice President and President, Delphi Electronics & Safety

Ronald M. Pirtle, Vice President and President, Delphi Thermal & Interior

Robert J. Remenar, Vice President and President, Delphi Steering

F. Timothy Richards, Vice President, Sales and Marketing

Logan G. Robinson, Vice President and General Counsel

James A. Spencer, Vice President and President, Delphi Packard Electric

Bette M. Walker, Vice President and Chief Information Officer

Diane L. Kaye*, Corporate Secretary

Marjorie Harris Loeb*, Assistant Corporate Secretary

James P. Whitson*, Chief Tax Officer

J.T. Battenberg III, chairman of Delphi Corporation from 1999-2005, retired on July 1, 2005. He devoted 44 years of service to the automotive industry and was among the visionaries who led Delphi's spin-off from General Motors. His leadership and passion for this business helped Delphi become the global supplier and technology powerhouse it is today. We wish him the best in his retirement.

August 2005

Dear Shareholders:

We are pleased to be writing to you as the new leadership team of Delphi Corporation. We are excited about our continuing strong technology leadership and our growth in both automotive and non-automotive businesses. Nonetheless, we are equally focused on aggressively addressing the cost problem in our North American legacy operations.

We can assure you the transition following the retirement of founding Chairman J.T. Battenberg III has gone smoothly. J.T. devoted 44 years to the auto industry and was among the visionaries who led the Delphi spin-off from General Motors six years ago. He helped Delphi become the global supplier and technology powerhouse it is today and we wish him the best in his well-deserved retirement.

As we look ahead, Delphi will operate in a challenging environment. Economic pressures on the industry, increasing employee and retiree health care costs, rising raw material costs, and the degradation of market share for several key customers are among our urgent concerns. In addition, we are cooperating fully with the U.S. Securities and Exchange Commission and other government agencies and have completed the restatement of our financial statements and become current in all our periodic filings.

Our company did make important progress in 2004 on its business transformation, namely the two key value drivers of non-GM revenue growth and structural cost reduction. Our revenues were $28.6 billion, up 2 percent from 2003. Delphi was successful in increasing non-GM revenue by 20 percent over 2003, and cash provided by operating activities finished strong at $1.5 billion for 2004, up significantly from $0.9 billion in 2003. Our ability to generate cash despite lower volumes across our fixed cost base in North America, particularly as industry and economic pressures impacted our profitability, was attributable to our intense focus on operational efficiencies and cost reduction.

Even so, our performance fell short of our expectations, and our 2004 results were not satisfactory. We reported a 2004 GAAP net loss of $4.8 billion, including a $4.7 billion valuation allowance against our U.S. deferred tax assets. However, we did make headway in several key areas.

We utilized positive operating cash flow to further reduce legacy costs, continue our investment in research and development, accelerate lean manufacturing, and migrate our footprint to be a stronger global partner to our customers. Highlights include:

- We substantially completed the restructuring plans announced in October 2003 with consolidation or cessation of operations at several sites across the U.S. Additionally, U.S. hourly workforce reductions totaled approximately 6,175 in addition to 500 U.S. salaried and 3,000 non-U.S. workforce reductions.
- We maintained our passion for developing game-changing technologies that have enabled us to exceed our 10 percent annual growth in business beyond our former parent company. For 2004, business with these growth customers reached 46 percent of total sales. Technologies such as engine management technologies—including the successful common rail diesel, active safety, ride and handling, satellite radio, wireless, and advanced vehicle electronics are changing the way drivers interact with their vehicles. Delphi continues to be a leader in the breadth and depth of technology we provide to help make cars and trucks smarter, safer, and better.

- We expanded our presence in non-automotive adjacent markets, and generated revenues of $2.3 billion in 2004, up 34 percent from 2003. Highlights include:
  - Delphi increased exposure with retail customers via sales and marketing of the Delphi XM SKYFi, Delphi Roady and Delphi MyFi at such retailers as Best Buy, Circuit City, Crutchfield and Wal-Mart.
  - Delphi's commercial vehicle revenues in 2004 totaled $1.2 billion, up 39 percent from 2003, thanks in part to our expanded reach into Asia-Pacific and Europe.
  - Delphi Medical Systems had several new business wins and licensing agreements in 2004, demonstrating our ability to offer top-quality, precision technologies to the medical device market.
- We refined our product portfolio. In June 2005, we ceased manufacturing at the Lansing Cockpit Assembly plant in Lansing, Michigan. In July 2005, we completed the sale of our global lead-acid battery business to Johnson Controls Inc. for approximately $202.5 million. These transactions freed up resources, helping us focus on our growth product lines.

We are working hard to build this company and to deliver innovative technologies. We believe our technological expertise, creativity, drive for innovative solutions, and enthusiasm are unparalleled, and we are proud of our people for their strong focus on excellence and the highest levels of customer satisfaction. However, as we announced in August with our 2005 second quarter results, while we are pleased with our regional performance, it is apparent that we must immediately address the U.S. legacy issues. If discussions with our major unions and GM do not lead to the implementation of a plan that addresses our existing legacy liabilities and the resulting high cost of U.S. operations, we will consider other strategic alternatives, including Chapter 11 reorganization, to preserve the value of our company and complete our transformation plan.

Together we, and our people, intend to re-shape Delphi into the company today's environment demands: globally strong and consistent in our operations, technology and growth, but dramatically improved in our cost structure, particularly in North America. Resiliency has been the hallmark of our company and it will continue to be. The two of us have the complementary skill sets necessary to meet our challenges. We will work hard to earn and maintain the trust you have placed in us. We look forward to the improvements you—and we—demand to return Delphi to its place of strength and leadership.

Respectfully,



Robert S. (Steve) Miller
Chairman of the Board
and Chief Executive Officer

Rodney O'Neal
President
and Chief Operating Officer

Table of Contents

Selected Financial Data

The following selected financial data reflects the results of operations and balance sheet data for the years ended 2000 to 2004. The data below should be read in conjunction with, and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report. The financial information presented may not be indicative of our future performance.

The following selected consolidated financial data for 2003, 2002, 2001 and 2000 has been restated to reflect adjustments resulting from matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and, with respect to the three years ended December 31, 2004, in Note 2, Restatement, to our consolidated financial statements included elsewhere in this report. We encourage you to read the MD&A and Note 2 Restatement to our consolidated financial statements for further discussion of the restatement adjustments.

(in millions, except per share amounts)

Year Ended December 31,	2004	2003	2002	2001	2000
		(As Restated See Note 2)	(As Restated See Note 2)	(As Restated See Note 2)	(As Restated See Note 2)
Statement of Operations Data:					
Net sales	$28,622	$28,077	$27,641	$26,302	$29,224
Net (loss) income (1) (2)	$(4,753)	$ (10)	$ 318	$ (428)	$ 817
Basic (loss) earnings per share	$ (8.47)	$ (0.02)	$ 0.57	$ (0.76)	$ 1.46
Diluted (loss) earnings per share	$ (8.47)	$ (0.02)	$ 0.57	$ (0.76)	$ 1.45
Cash dividends declared per share	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.28
Ratio of earnings to fixed charges (3)	N/A	N/A	2.6	N/A	5.7
Balance Sheet Data:					
Total assets	$16,593	$21,066	$19,692	$ 18,928	$18,986
Total debt	2,980	3,456	3,215	3,629	3,677
Stockholders' (deficit) equity	(3,539)	1,446	1,232	2,267	3,676

(1) *Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" and no longer amortize purchased goodwill.*

(2) *2004 net loss includes $4.7 billion of income tax expense recorded to provide a non-cash valuation allowance on U.S. deferred tax assets, as described in Note 6, Income Taxes, to our consolidated financial statements included elsewhere in this report.*

(3) *Fixed charges exceeded earnings by $719 million, $137 million and $663 million for the years ended December 31, 2004, 2003 and 2001, respectively resulting in a ratio of less than one.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The financial information and related disclosures in this Annual Report are presented as of and for the year ended December 31, 2004, and certain disclosures have been updated for significant subsequent events only through June 30, 2005. Delphi has filed a Form 10-Q for the quarterly period ended March 31, 2005, as well as a Form 10-Q for the quarterly period ended June 30, 2005, with the Securities and Exchange Commission, and these reports, together with the Company's other filings with the Securities and Exchange Commission, contain important information regarding the Company, including significant subsequent events since June 30, 2005 that affect the Company. Delphi's annual, quarterly and current reports are available at the Securities and Exchange Commission's website at www.sec.gov, and on Delphi's website at www.delphi.com. Shareholders are urged to review the current information available regarding Delphi.

The following management discussion and analysis gives effect to the restatement discussed in Note 2 Restatement.

RESTATEMENT AND CONCLUSIONS OF AUDIT COMMITTEE INVESTIGATION

Subsequent to the issuance of Delphi's consolidated financial statements for the years ended December 31, 2003 and 2002, and following an internal investigation conducted by the Audit Committee of its Board of Directors, Delphi management determined that its originally issued financial statements for those periods required restatement to correct the accounting for a number of transactions recorded in prior years. Such transactions included (i) rebates, credits and other lump sum payments from suppliers; (ii) disposition of indirect material and other inventories; (iii) warranty settlements with Delphi's former parent company; and (iv) certain other transactions. The effects of the restatement adjustments on Delphi's originally reported financial position, results of operations and cash flows as of and for the year ended December 31, 2003 and 2002, and on its originally reported retained earnings at December 31, 2001, are summarized below.

Delphi is subject to stringent disclosure standards, and accounting, corporate governance and other securities regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), as well as the listing standards of the New York Stock Exchange. Delphi management's assessment pursuant to Section 404 determined that Delphi had not maintained effective internal controls over financial reporting at December 31, 2004. In addition, management concluded that during such periods, Delphi's disclosure controls and procedures were also ineffective. Delphi has undertaken and is continuing to take actions to address material weaknesses in its internal controls over financial reporting and the deficiencies in its disclosure controls and procedures. For more detail on the weaknesses and deficiencies identified and remedial actions see Controls and Procedures. Delphi's failure to timely and effectively remediate its control weaknesses and deficiencies may have a material adverse affect on its business.

The following table summarizes the effects of the restatement adjustments on Delphi's originally reported net income (loss) for the years ended December 31, 2003 and 2002 and on its originally reported retained earnings at December 31, 2001.

	Income (loss) Year Ended December 31,		Retained Earnings at December 31,
(in millions)	2003	2002	2001
As originally reported	$ (56)	$342	$ 1,268
Adjustments for:			
Information technology service provider rebates (a)	13	13	(58)
Non-IT supplier rebates (a)	(5)	2	(28)
Deferred expense recognition for IT services (b)	20	(22)	—
Indirect material dispositions (c)	45	—	(50)
Inventory disposal transactions (d)	—	1	(1)
Warranty settlements with former parent company (e)	28	(20)	(225)
Period-end accruals and other out of period items (f)	(34)	(14)	(29)
Other (g)	—	(19)	(40)
Total	67	(59)	(431)
Related tax effects	(21)	35	166
Total adjustments, net of tax	46	(24)	(265)
As restated	$ (10)	$318	$ 1,003

The following represents a summary of the nature and amount of the adjustments reflected in the restatement (all amounts are pre-tax unless otherwise noted):

(a) *Information technology service provider and non-IT supplier rebates*
Delphi did not recognize certain liabilities or appropriately defer recognition of payments and credits that were received in conjunction with agreements for future information technology services. In addition, the investigation identified other rebate transactions occurring between 1999 and 2004 in which the payments and credits received by Delphi from suppliers were tied to agreements for the provision of future services or products, and for which Delphi recognized the payment or credit when received rather than as the services were performed or products were purchased. In addition, in certain of these transactions, credits were accrued without sufficient certainty of the collectibility of the amount recorded. The impact of these adjustments on originally reported retained earnings at December 31, 2001 and on 2002 and 2003 pre-tax income is $(86) million, $15 million and $8 million, respectively.

(b) *Deferred expense recognition for IT services*
Delphi improperly deferred recognition of approximately $22 million of payments made for system implementation services in 2002. These payments should have been recorded as expense when services were rendered, rather than deferred and recorded as an expense in later periods.

(c) *Indirect material dispositions*
In 1999 and 2000, Delphi improperly recorded asset dispositions, in a series of transactions, amounting to approximately $145 million of indirect materials to an indirect material management company. Delphi recorded pre-tax income of approximately $60 million in 1999 and an additional $16 million in 2000 from the transactions. The transactions should not have been accounted for as asset dispositions but rather as financing transactions, principally because Delphi had an obligation to repurchase such materials. The gain recognized at the time of sale and subsequent expense recognized in periods when materials were repurchased has been eliminated. The pre-tax operating income effect primarily reflects earlier recognition of valuation allowances related to this material resulting in a decrease in retained earnings at December 31, 2001 of $50 million and a reduction of $45 million in the pre-tax loss for 2003. The cash flow effect of accounting for these transactions as financings is to reclassify approximately $138 million and $33 million of cash flow from operations to cash flow from financing activities in 1999 and 2000, respectively. In 2002 and 2003, Delphi repurchased certain indirect materials from the indirect material management company, recording a portion of the material repurchased as assets and writing-off the remainder.

(d) *Inventory disposal transactions*
In 2000 and 2001, Delphi entered into several transactions, in each case improperly recording the transaction as a disposal of inventory to a third party and repurchasing the same inventories in subsequent periods. Each of these transactions should have been accounted for as a financing transaction, not a disposal. Specifically, in the fourth quarter of 2000, Delphi entered into transactions, one for approximately $70 million, a second to a different third party for approximately $200 million, and a third, also with a different third party, for approximately $7 million. In the first transaction, Delphi recorded a disposal of inventory at book value; in the second, which involved precious metals, Delphi recorded a disposal of inventory at a gain of approximately $6 million, and in the third, Delphi recorded a disposal of inventory of a gain of approximately $1 million. In the first and fourth quarters of 2001, Delphi disposed of $10 million and $9 million, respectively of inventory at book value. Recording the fourth quarter transactions as inventory disposals resulted in the recognition of LIFO inventory gains that increased pre-tax income for the year ended December 31, 2000 by approximately $100 million. Finally, in the case of the $70 million transaction in 2000 and each of the transactions in 2001, Delphi recorded an account receivable for the purchase price, and then allowed the third party to settle the account receivable using cash received through financing arranged by Delphi. As a result, Delphi received no increased cash flow in the quarter the inventory was sold. Because Delphi changed its accounting for inventories from the LIFO method to the first-in-first-out method (FIFO) in 2003, and generally accepted accounting principles required the restatement of its historical financial statements to give retroactive effect to the accounting change, the transactions' impact on LIFO reserves had been previously eliminated. Accordingly, the impact of these transactions on originally reported pre-tax income was to reduce 2000 pre-tax income by approximately $7 million and increase 2001 pre-tax income by approximately $6 million. The cash flow statement impact on originally reported results is to reclassify approximately $200 million included in 2000 cash flow from operations to cash provided by financing activities and to conversely increase 2001 cash flow from operations and cash used for financing activities each by approximately $200 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(e) *Warranty settlements with former parent company*
Delphi improperly accounted for $202 million in cash payments made to its former parent in calendar year 2000 as a pension settlement agreement. The payment should have been accounted for as a settlement of warranty claims and should have been expensed or charged against the warranty accrual in 2000 rather than reflected as an adjustment to post retirement obligations and amortized over future periods. Furthermore, with respect to $85 million in credits received in 2001 from its former parent, Delphi determined that $30 million of such credits were improperly recorded as a reduction to expense in 2001 and 2002. The credits should have been recognized as a reduction to warranty obligations when utilized. The net effect of these changes is to reduce 2001 pre-tax income by $30 million, reduce 2002 pre-tax income by $20 million and increase 2003 pre-tax income by $20 million. In addition, in conjunction with a separate agreement, Delphi should have recognized a $10 million warranty obligation to its former parent in the first quarter of 2003. This adjustment has the effect of reducing 2003 pre-tax earnings by $10 million. The income impact of the warranty settlement adjustments is partially offset by the reversal of a portion of pension expense being recognized in conjunction with the original accounting treatment, $7 million, $0 and $18 million in 2001, 2002 and 2003 respectively.

(f) *Period-end Accruals and Other Out of Period Adjustments*
Delphi identified obligations that were not properly accrued for at the end of an accounting period. Delphi also identified other accounting adjustments that were not recorded in the proper period. These out of period adjustments were not material to the financial statements as originally reported; however, as part of the restatement, are being recognized in the period in which the underlying transaction occurred. The impact of these adjustments on originally reported pre-tax income for 2002 and 2003 is $(14) million and $(34) million, respectively.

(g) *Other*
As part of the restatement, other adjustments were identified, none of which are individually significant.

EXECUTIVE SUMMARY OF BUSINESS

We are a global supplier of vehicle electronics, transportation components, integrated systems and modules and other electronic technology. Our technologies are present in more than 75 million vehicles on the road worldwide as well as in communication, computer, consumer electronic, energy and medical applications. We operate in extremely competitive markets. Our customers select us based upon numerous factors including technology, quality and price. Supplier selection in the auto industry is generally finalized several years prior to the start of production of the vehicle. As a result, business that we win in 2005 will generally not impact our financial results until 2007 or beyond. Additionally, our results are heavily dependent on overall vehicle production throughout the world. Consistent with one of the primary rationales for separating Delphi from General Motors ("GM"), we have diversified our customer base significantly since our separation from GM in 1999 (the "Separation"). Our sales to GM have declined since the Separation; principally reflecting the impact of customer trends, the exit of some businesses, changes in our vehicle content and the product mix supplied to them, as well as GM's diversification of its supply base.

Critical success factors for us include managing our overall global manufacturing footprint to ensure proper placement and workforce levels in line with business needs as well as competitive wages and benefits, maximizing efficiencies in manufacturing processes, fixing or eliminating unprofitable businesses, including those that are part of our Automotive Holdings Group ("AHG") operations, and reducing overall material costs. In addition, our customers generally require that we demonstrate improved efficiencies, through cost reductions and/or price decreases, on a year over year basis. See "Results of Operations" for more details as to the factors, which drive year-over-year performance.

Our 2004 net sales were $28.6 billion, up from $28.1 billion from 2003. Non-GM revenues were $13.2 billion, or 46% of sales, up 20% from 2003. Our 2004 GM sales were $15.4 billion, down 9% from last year. For the full year, we benefited from the steady growth of our non-GM business and have continued to diversify our customer base through sales of technology-rich products and systems-based solutions for vehicles and non-auto applications. The employee and product line initiatives announced in 2003 are now complete. Savings realized from our prior restructuring plans combined with other operating performance improvements have allowed us to partially offset the challenges of rising wages, pension and healthcare costs, as well as continued price pressures. We remain focused on reducing structural costs. In 2004, we experienced a more challenging U.S. vehicle manufacturer production environment combined with slowing attrition of our U.S. hourly workforce, increased commodity price pressures as well as program launch and volume related cost issues.

During 2004, we were challenged by commodity cost increases, most notably steel and petroleum-based resin products. We continue to proactively work with our suppliers and customers to manage these cost pressures. Despite our efforts, cost increases, particularly when necessary to ensure the continued financial viability of key suppliers, had the effect of reducing our earnings during 2004. Raw material steel supply has continued to be constrained and commodity cost pressures have continued to intensify as our supply contracts expire during 2005. For 2005, we expect to incur $0.4 billion of higher commodity cost than 2004. This amount includes $0.1 billion for costs associated with troubled suppliers. We have been seeking to manage these cost pressures using a combination of techniques, including working with our suppliers to mitigate costs, seeking alternative product designs and material specifications, combining our purchase requirements with our customers and/or suppliers, changing suppliers and other means. To the extent that we experience cost increases we will seek to pass these cost increases on to our customers, but if we are not successful, our earnings in future periods may be adversely impacted. To date, due to previously established contractual terms, our success in passing commodity cost increases on to our customers has been limited. As contracts with our customers expire, we will seek to renegotiate terms that enable us to recover the actual commodity costs we are incurring.

Our Board of Directors and management use cash generated by the businesses as a measure of our performance. We believe the ability to consistently generate cash flow from operations is critical to increasing Delphi's value. We use the cash that we generate in our operations for strengthening our balance sheet, including reducing legacy liabilities such as pensions, restructuring our operations, and paying dividends. We believe that looking at our ability to generate cash provides investors with additional insight into our performance. Refer to further discussion of cash flows in "Liquidity and Capital Resources" below.

In the fourth quarter of 2004, Delphi recorded charges totaling $502 million pre-tax, primarily related to the recoverability of certain of Delphi's U.S. legacy plant and employee cost structure. Included in the $502 million total are asset impairment charges of $363 million, $81 million of postemployment obligations, $46 million of goodwill impairment and $14 million of other exit costs, reduced by $2 million reversal of the employee and product line charges taken in Q3 2003. The asset impairment and employee charges were principally necessitated by the substantial decline during the second half of 2004 in Delphi's U.S. profitability, especially at the impaired sites, combined with the budget business plan outlook for such sites and product lines. Where the carrying value exceeded the future cash flows, an impairment charge is being recognized for the amount that the carrying value exceeds the discounted future cash flows. The $81 million of postemployment benefit liability represents estimated costs for inactive employees, primarily at U.S. sites being consolidated throughout the duration of their contractual employment. The postemployment and other exit charges will result in future cash expenditures of approximately $81 million. The $46 million goodwill impairment charge is primarily attributable to a decrease in reporting units' estimated fair values based upon the effect of market conditions on current operating results and on management's projections of future financial performance, specifically lower North American vehicle production levels and higher commodity costs.

In the fourth quarter of 2004, Delphi also recorded an additional $4.7 billion valuation allowance on the U.S. deferred tax assets due to a change in our assessment of the recoverability of these assets. Of this amount, $4.7 billion was recorded to income tax expense and $64 million was recorded to other comprehensive income. See Taxes below in Results of Operations for a more detailed discussion on the charge.

In the third quarter of 2003, Delphi approved plans to reduce our U.S. hourly workforce by up to approximately 5,000 employees, our U.S. salaried workforce by approximately 500 employees, and our non-U.S. workforce by approximately 3,000 employees over a 15-month period. In the third quarter of 2004, we anticipated more than 1,000 additional U.S. hourly employees would leave Delphi bringing our total U.S. hourly attrition to more than 6,000. We achieved our planned reduction in our U.S. salaried and non-U.S. hourly workforce during this 15-month timeframe. With respect to our U.S. hourly workforce reductions, we achieved a reduction of approximately 6,175 employees in comparison to our plan of more than 6,000 employees. A substantial portion of this reduction was achieved in the first half of 2004 due in part to the completion of the new hourly labor contracts negotiated at the end of 2003. During the second half of 2004, we experienced much lower attrition rates among our U.S. hourly workforce as compared to the first half of the year.

During 2004, we incurred charges related to these initiatives of approximately $185 million ($86 million in cost of sales and $99 million in employee and product line charges). The charges to cost of sales include costs for employees who are idled prior to separation. Plans to separate U.S. salaried and non-U.S. salaried employees under a variety of programs were substantially completed during the first quarter of 2004. During 2004, approximately 4,575 U.S. hourly employees flowed back to GM, retired, or separated through other means.

We will continue to seek savings from restructuring plans and improvements in operating performance to address the challenges of legacy costs associated with declining GM revenues, rising commodity costs, increased wages, pension and healthcare costs, as well as continued price pressures. On December 10, 2004, we announced restructuring plans for 2005 to further reduce our workforce by 8,500 positions in 2005 through GM flowbacks, normal attrition and incentivized retirements. Of the total reductions, 3,000 are expected to be U.S. hourly employees and 5,500 are planned to be non-U.S. employees. Total charges related to these initiatives are expected to be primarily cash charges of approximately $163 million pre-tax.

Management's Discussion and Analysis of Financial Condition and Results of Operations

ACQUISITIONS AND DIVESTITURES

On December 7, 2004, Delphi Medical Systems, a subsidiary of Delphi, acquired Peak Industries, Inc. ("Peak"), for approximately $44 million, net of cash acquired. Peak is a Colorado-based contract manufacturer of medical devices. This strategic acquisition provides Delphi Medical Systems access to new customers in its target markets of dialysis, infusion, patient monitoring, and respiratory devices, thus contributing significantly to Delphi's strategy of customer diversification. The addition of this operation will complement Delphi Medical Systems' existing capabilities by enhancing its medical device manufacturing compliance expertise. In addition, employees from this new company are trained and experienced in manufacturing for the medical device industry and have broad expertise in manufacturing complex, state-of-the-art commercial and medical devices under the highest quality standards, and compliant with Food and Drug Administration and ISO-13485 standards.

On September 1, 2004, Delphi acquired the intellectual property and substantially all the assets and certain liabilities of Dynamit Nobel AIS GmbH Automotive Ignition Systems ("Dynamit Nobel AIS"), a wholly-owned subsidiary of mg technologies AG, for approximately $17 million, net of cash acquired. Dynamit Nobel AIS is a designer and manufacturer of igniters, propellants, micro-gas generators and related products for the automotive industry.

The acquisitions have been accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of acquisition. The purchase prices and related allocations are preliminary and may be revised as additional information is obtained.

RESULTS OF OPERATIONS

2004 versus 2003

Net Sales. Net sales by product sector and in total for the years ended December 31, 2004 and 2003 were as follows:

(in millions)

Year Ended December 31,	2004	2003 (a)
		(As Restated See Note 2)
Product Sector		
Dynamics, Propulsion, Thermal & Interior	$14,120	$14,175
Electrical, Electronics & Safety	13,883	12,925
Automotive Holdings Group	2,567	2,994
Other	(1,948)	(2,017)
Net sales	$28,622	$28,077

(a) The 2003 data has been reclassified to conform to the realignment of our business sectors in 2004 which combined the interior product lines into the Dynamics, Propulsion, Thermal & Interior sector ("2004 sector realignment"), which were previously included in the Electrical, Electronics, Safety & Interior sector.

Consolidated net sales for 2004 were $28.6 billion compared to $28.1 billion for 2003. The increase of $545 million was more than explained by approximately $710 million of increase due to currency exchange rate movement, primarily the strengthening of the euro versus the U.S. dollar. Our non-GM sales increased by $2.2 billion including approximately $560 million resulting from favorable currency exchange rates. Excluding the effects of favorable currency exchange rates, our non-GM sales increased approximately $1.6 billion or 14.4%. Management evaluates year-over-year performance on a constant exchange rate basis and changes in revenues attributed to movements in currency exchange rates generally do not impact our operating income; see "Results of Operations – Operating Income." This non-GM sales increase was due to new business from diversifying our global customer base, incremental sales due to our Delphi Grundig acquisition in 2003, and the migration of certain product programs from sales to GM to sales to customers that are Tier I suppliers of GM, partially offset by price decreases. As a percent of our net sales for 2004, our non-GM sales were 46%. Net sales to GM decreased by $1.6 billion, net of an increase of approximately $150 million resulting from favorable currency exchange rates. Excluding the effects of favorable currency exchange rates, our GM sales decreased $1.8 billion or 10.4%. The GM sales decrease was due to volume and price decreases and decisions to exit certain businesses. Generally the decrease in our GM sales has been more than offset by the increase in our non-GM sales in each year excluding the effects of change in currency exchange rates. However, in the fourth quarter of 2004 we saw a significant decline in GM production volumes. Additionally, our net sales were reduced by continued price pressures that resulted in price reductions of approximately $560 million or 2.0% for 2004, compared to approximately $460 million or 1.7% for 2003. On a going forward basis, we expect future annual price reductions to continue to be approximately 2%.

Gross Margin. Our gross margin was 9.9% for 2004 compared to gross margin of 11.4% for 2003. Excluding the increase of $16 million between restructuring charges in 2003 and 2004, the 2004 gross margin as compared to the prior year was negatively impacted by reductions in selling prices of approximately 2% of sales, increased wage and benefit costs of approximately

2% of sales and commodity price increases of $0.1 billion. These cost increases were only partially offset by savings resulting from our restructuring activities and on-going cost reduction efforts totaling approximately 3% of sales. Slower U.S. hourly workforce attrition combined with lower production volumes and launch challenges negatively impacted our ability to offset the cost increase noted above.

Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses were $1.6 billion, or 5.6% of total net sales for 2004, compared to $1.6 billion or 5.7% of total net sales for 2003. The slight decrease as a percentage of total net sales for 2004 is primarily due to the 2003 legal settlement discussed below, partially offset by the impact of currency exchange rates. In 2003, SG&A expenses were adversely impacted by a legal settlement in connection with a commercial dispute with a former supplier of approximately $38 million. Excluding the legal settlement, SG&A expenses were 5.5% of total net sales for 2003.

Depreciation and Amortization. Depreciation and amortization was $1.5 billion for 2004 compared to $1.1 billion for 2003; the increase primarily reflects $326 million of charges related to product line impairments and $46 million of charges related to goodwill impairment in 2004. Excluding asset impairments, the increase reflects the impact of currency exchange rates as well as the depreciation of assets newly placed in service. 2003 depreciation and amortization includes $58 million of charges related to product line impairments. Refer to Employee and Product Line Charges below for discussion of asset impairments recorded in conjunction with the employee and product line charges recorded in 2004 and 2003.

Employee and Product Line Charges. In the fourth quarter of 2004, Delphi recorded charges totaling $456 million pre-tax, primarily related to the recoverability of certain of Delphi's U.S. legacy plant and employee cost structure. Included in the $456 million total are asset impairment charges of $363 million ($326 million of which is included in depreciation and amortization expense), $81 million of postemployment obligations and $14 million of other exit costs, reduced by a $2 million reversal of the employee and product line charges taken in Q3 2003. The asset impairment and employee charges were principally necessitated by the substantial decline during the second half of 2004 in Delphi's U.S. profitability, especially at the impaired sites, combined with the budget business plan outlook for such sites and product lines. Management determined the asset impairment charges by comparing the estimated future cash flows against carrying values of plant and product line assets. Where the carrying value exceeded the future cash flows, an impairment charge was recognized for the amount that the carrying value exceeded the discounted future cash flows. The $81 million of postemployment benefit liability represents estimated costs for inactive employees, primarily at U.S. sites being consolidated throughout the duration of their contractual employment. The postemployment and other exit charges will result in future cash expenditures of approximately $81 million.

In the third quarter of 2003, Delphi approved plans to reduce our U.S. hourly workforce by up to approximately 5,000 employees, our U.S. salaried workforce by approximately 500 employees, and our non-U.S. workforce by approximately 3,000 employees over a 15-month period. In the third quarter of 2004, we anticipated more than 1,000 additional U.S. hourly employees would leave Delphi bringing our total U.S. hourly attrition to more than 6,000. We achieved our planned reduction in our U.S. salaried and non-U.S. hourly workforce during this 15-month timeframe. With respect to our U.S. hourly workforce reductions, we achieved approximately 6,175 reductions in comparison to our plan of more than 6,000 employees. A substantial portion of this reduction was achieved in the first half of 2004 due in part to the completion of the new hourly labor contracts negotiated at the end of 2003. During the second half of 2004, we experienced much lower attrition rates among our U.S. hourly workforce as compared to the first half of the year. Our plans entailed reductions to our workforce through a variety of methods including regular attrition and retirements, and voluntary and involuntary separations, as applicable. Under certain elements of the plans, the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America ("UAW") hourly employees were permitted to return to GM ("flowback").

As required under generally accepted accounting principles, we record the costs associated with flowbacks as the employees accept the offer to exit Delphi. We incurred total charges related to these initiatives of approximately $746 million (pre-tax) through December 31, 2004, of which $185 million ($86 million in cost of sales and $99 million in employee and product line charges) were recorded during 2004, and $561 million was recorded in 2003. The charges to cost of sales include costs for employees who are idled prior to separation. Plans to separate U.S. salaried and non-U.S. salaried employees under a variety of programs were completed during 2004. During 2004, approximately 4,575 U.S. hourly employees flowed back to GM, retired, or separated through other means.

Delphi completed the restructuring actions as planned in the first quarter of 2003 related to the 2002 restructuring. The 2002 restructuring charges are discussed in the "2003 versus 2002 Employee and Product Line Charges". The cash outflows for the first quarter of 2003 were $24 million, with $17 million for employee costs and $7 million for other exit costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Following is a summary of the activity in the 2003 and 2004 employee and product line charges (in millions):

Employee and Product Line Charges	Employee Costs	Exit Costs	Total
2003 charges	$381	$ 15	$ 396
Usage during 2003	(135)	(3)	(138) (a)
Transfer to long-term liabilities	—	(7)	(7)
Balance at December 31, 2003	$246	$ 5	$ 251
Charges during 2004	180	14	194
Usage during 2004	(302)	(1)	(303) (b)
Less: reversal of 2003 charges	—	(2)	(2)
Balance at December 31, 2004	$124	$ 16	$ 140 (c)

(a) The total cash paid in 2003 was $156 million, as shown on our consolidated statement of cash flows. Of this amount, $132 million was paid in 2003 related to the 2003 charges and $24 million was paid in the first quarter of 2003 related to the 2002 charges discussed below. The $138 million of usage in 2003 includes $6 million of non-cash special termination pension and postretirement benefits. In addition, we paid $44 million associated with the 2003 charges that was recorded in cost of sales. The total cash paid for 2003 was $200 million.

(b) The total cash paid for 2004 was $296 million, as shown on our consolidated statement of cash flows. Our total usage was $303 million with $7 million of non-cash special termination pension and postretirement benefits for the year ended December 31, 2004. In addition, we paid $94 million associated with the 2003 charges for the year ended December 31, 2004 that was recorded in cost of sales. The total cash paid for 2004 was $390 million.

(c) This amount is included in accrued liabilities in the accompanying consolidated balance sheet.

Operating Results. Our operating loss was $482 million for 2004 compared to operating income of $89 million in 2003. The 2004 operating loss includes charges of $123 million in cost of sales, $372 million in depreciation and amortization and $192 million in employee and product line charges (the "2004 Charges"). The operating income for 2003 includes charges of $107 million in cost of sales, $58 million in depreciation and amortization and $396 million in employee and product line charges (the "2003 Charges"). Management reviews our sector operating income results excluding the 2004 Charges and the 2003 Charges. Accordingly, we have separately presented such amounts in the table below. In addition, the 2003 data below has been reclassified to conform to the 2004 sector realignment.

(in millions)

Year Ended December 31,	2004	2003
		(As Restated See Note 2)
Product Sector		
Dynamics, Propulsion, Thermal & Interior	$ (65)	$ 398
Electrical, Electronics & Safety	955	974
Automotive Holdings Group	(590)	(591)
Other	(95)	(131)
Subtotal	205	650
2004 Charges (a) and 2003 Charges (b)	(687)	(561)
Total operating (loss) income	$(482)	$ 89

(a) Represents the 2004 Charges of $194 million for Dynamics, Propulsion, Thermal & Interior, $91 million for Electrical, Electronics & Safety, $395 million for Automotive Holdings Group and $7 million for Other.

(b) Represents the 2003 Charges of $86 million for Dynamics, Propulsion, Thermal & Interior, $114 million for Electrical, Electronics & Safety, $319 million for Automotive Holdings Group and $42 million for Other.

Excluding the impact of the 2004 Charges and 2003 Charges, our operating income for the year ended December 31, 2004 was $205 million compared to $650 million for the year ended December 31, 2003. Operating income was negatively impacted by selling price decreases of approximately 2% of sales, increased wage and benefit costs of approximately 2% of sales and commodity price increases. These cost increases were partially offset by savings resulting from our restructuring activities and on going cost reduction efforts totaling approximately 3% of sales. In addition, the operating income for 2003 included the legal settlement discussed above.

Interest Expense. Interest expense increased by $21 million primarily attributable to a full year of interest related to the junior subordinated notes due to Delphi Trust I and II and the 6.50% unsecured notes due in 2013 which were outstanding during all of 2004 and only part of 2003. See discussion below in "Liquidity and Capital Resources."

Taxes. We recorded an income tax expense for the year ended December 31, 2004 of $4.1 billion as compared to an income tax benefit for the year ended December 31, 2003 of $69 million. During 2004 and continuing into 2005, the amount of pre-tax losses we incurred in the U.S. increased significantly due to lower vehicle manufacturer production volumes in the U.S., declining content per vehicle with GM in the U.S., and the fixed cost nature of our U.S. manufacturing operations. As a result, we re-evaluated the recoverability of our U.S. deferred tax assets. Due to our history of U.S. losses over the past three years, combined with the current U.S. operating outlook for the near to mid-term, we determined that we could no longer support realization of such amounts under the application of U.S. GAAP. Accordingly, we recorded a valuation allowance of $4.7 billion against all of our net U.S. deferred tax assets as of December 31, 2004, of this amount $4.7 billion was recorded to income tax expense and $64 million was recorded to other comprehensive income. We continue to maintain the underlying tax benefits to offset future taxable income and will evaluate the continued need for a valuation allowance based on the profitability of our U.S. operations. In addition, our 2004 income tax expense includes $177 million of benefits recognized upon the completion of income tax audits for prior periods, including periods prior to our separation from GM (more fully discussed below). Our 2003 income tax benefit includes $214 million of benefits recognized in connection with restructuring charges.

Under an agreement entered into with GM, in connection with our separation agreement in 1999, Delphi is responsible for all foreign income taxes and certain U.S. federal and state income taxes applicable to Delphi operations prior to the separation. During the fourth quarter of 2004, GM resolved Internal Revenue Service audits for the tax years through 1997. Upon completion of this process, Delphi and GM determined the amounts due between Delphi and GM under the agreement and GM paid Delphi $4 million prior to December 31, 2004. At the conclusion of these discussions, we reevaluated the related tax reserves applicable to 1998 and prior tax periods and as a result determined that approximately $161 million of tax reserves were no longer necessary and an adjustment to reduce the reserve was recorded during the fourth quarter of 2004. Additionally, during the second quarter of 2004, the routine U.S. federal tax audit of our tax returns for the portion of 1999 following spin-off from GM and for 2000 was substantially completed. As a result of this audit, we made a tax payment in the third quarter of 2004 of approximately $9 million (including interest). Upon completion of the audit, we determined that approximately $12 million of tax reserves were no longer required and an adjustment to reduce the reserve was recorded during the second quarter of 2004.

2003 versus 2002

Net Sales. Net sales by product sector and in total for the years ended December 31, 2003 and 2002 were as follows:

(in millions)

Year Ended December 31,	2003	2002
	(As Restated See Note 2)	
Product Sector		
Dynamics, Propulsion, Thermal & Interior	$14,175	$14,199
Electrical, Electronics & Safety	12,925	12,037
Automotive Holdings Group	2,994	3,550
Other	(2,017)	(2,145)
Net sales	$28,077	$27,641

The 2003 and 2002 data above has been reclassified to conform to the 2004 sector realignment.

Net sales for 2003 were $28.1 billion compared to $27.6 billion for 2002. The increase of approximately $440 million was more than explained by approximately $960 million of currency exchange rates, primarily the euro. Our non-GM sales increased by $1.5 billion or 15.7%, including approximately $760 million resulting from currency exchange rates and $54 million attributable to the Grundig Car InterMedia System GMBH ("Grundig") acquisition. Management evaluates year-over-year performance on a constant exchange rate basis and changes in revenues attributed to movements in currency exchange rates generally do not impact our operating income; see "Results of Operations – Operating Income." Excluding the effects of currency exchange rates, our non-GM sales increased approximately $740 million which was due to increased production volumes and new business from diversifying our global customer base, partially offset by price decreases. As a percent of our net sales for 2003, our non-GM sales were 39%. Net sales to GM decreased by $1.1 billion, after approximately $200 million of currency exchange rates. Excluding the effects of changes in currency exchange rates, our GM sales decreased $1.3 billion. This GM sales decrease was due to lower production volumes in North America, price decreases and our decision to exit certain businesses. Our net sales were also impacted by continued price pressures that resulted in price reductions of approximately $460 million, or 1.7% for 2003 compared to approximately $450 million or 1.7% for 2002. On a going forward basis, we expect future annual price reductions to continue to be in the 2% range.

Gross Margin. Our gross margin was 11.4% for 2003 compared to 12.1% for 2002. The decrease was primarily due to volume reductions with a gross margin effect of approximately $300 million and approximately $110 million of retiree lump sum payments and inventory and warranty charges. Additionally, we experienced approximately $740 million of higher wages and increased U.S. pension and healthcare costs and approximately $460 million of price decreases offset by lower material costs, manufacturing performance and savings realized from our restructuring plans. The gross margin for 2002 included a charge of $37 million related to our generator product line.

Selling, General and Administrative. Selling, general and administrative expense was $1.6 billion, 5.7% of total net sales for 2003, compared to $1.5 billion or 5.3% of total net sales for 2002. Selling, general and administrative expense for 2003 was adversely impacted by a legal settlement to one of our former suppliers of approximately $38 million ($25 million after-tax), in connection with a commercial dispute. Excluding the impact of the legal settlement, selling, general and administrative expense was 5.5% of total net sales for 2003.

Depreciation and Amortization. Depreciation and amortization for 2003 includes $58 million of charges related to product line impairments. Excluding these impairment charges, depreciation and amortization for 2003 was consistent with amounts for 2002.

Employee and Product Line Charges. The charges for 2003 are discussed in the "2004 versus 2003 Employee and Product Line Charges" included above in the 2004 versus 2003 analysis.

In the first quarter of 2002, Delphi approved restructuring plans to eliminate approximately 6,100 positions from our global workforce, which included 3,100 U.S. employees and 3,000 employees in non-U.S. locations, downsize more than 25 selected facilities in the U.S. and Europe, and exit certain other activities by the end of the first quarter of 2003. The restructuring charge totaled $231 million with $222 million of employee costs (including postemployment benefits and special termination pension benefits) and $9 million in other exit costs (lease and contract cancellation fees). This charge, reduced by a $6 million reversal for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million in the first quarter of 2002. The restructuring actions were completed as planned in the first quarter of 2003. Total cash paid for restructuring was $200 million, with $191 million for employee costs and $9 million for other exit costs. The cash outflows for the first quarter of 2003 were $24 million, with $17 million for employee costs and $7 million for other exit costs. We have realized savings, principally payroll and related costs, of approximately $125 million (after-tax) associated with the restructurings ratably in all sectors.

Following is a summary of our actions related to our 2002 restructuring charge (in millions):

Employee and Product Line Charges	Employee Costs	Exit Costs	Total
First quarter 2002 restructuring charge	$222	$ 9	$231
Usage in 2002	(205)	(2)	(207)
Balance at December 31, 2002	$ 17	$ 7	$ 24
Usage in first quarter 2003	(17)	(7)	(24) (a)
Balance at March 31, 2003	$ —	$ —	$ —

(a) *The total cash paid in 2003 was $156 million, as shown on our Consolidated Statement of Cash Flows. Of this amount, $132 million was paid in 2003 related to the 2003 charges discussed above and $24 million was paid in the first quarter related to the 2002 charges.*

Operating Income. Operating income was $89 million for 2003 compared to $638 million in 2002. The 2003 operating income includes charges of $107 million in cost of sales, $58 million in depreciation and amortization and $396 million in employee and product line charges (the "2003 Charges"). Similarly, the operating income for 2002 includes charges of $37 million in costs of sales and $225 million in employee and product line charges (the "2002 Charges"). Management reviews our sector operating results excluding the 2003 Charges and the 2002 Charges. Accordingly, we have separately presented such amounts in the table below. In addition, the 2003 and 2002 data below has been reclassified to conform to the 2004 sector realignment.

(in millions)

Year Ended December 31,	2003	2002
	(As Restated See Note 2)	
Product Sector		
Dynamics, Propulsion, Thermal & Interior	$ 398	$ 433
Electrical, Electronics & Safety	974	920
Automotive Holdings Group	(591)	(378)
Other	(131)	(75)
Subtotal	650	900
2003 Charges (a) and 2002 Charges (b)	(561)	(262)
Total operating income	$ 89	$ 638

(a) *Represents the 2003 Charges of $86 million for Dynamics, Propulsion, Thermal & Interior, $114 million for Electrical, Electronics & Safety, $319 million for Automotive Holdings Group and $42 million for Other.*

(b) *Represents the 2002 Charges of $97 million for Dynamics, Propulsion, Thermal & Interior, $45 million for Electrical, Electronics & Safety, $104 million for Automotive Holdings Group and $16 million for Other.*

The decrease in operating income from 2002 primarily reflects the 2003 Charges in excess of the 2002 Charges and is primarily due to decreases in volume, as well as increased pension, healthcare and wages, lower pricing, offset by savings realized from our restructuring plans, material cost savings, manufacturing performance and the legal settlement in connection with a commercial dispute. The increase in net sales attributable to currency exchange rates did not significantly impact our operating income, as we manage our currency exposure through hedging techniques, including derivative instruments.

Interest Expense. Interest expense increased by $1 million primarily attributable to interest on the junior subordinated notes due to Delphi Trust I and II and the 6.50% unsecured notes due in 2013. See discussion below in "Liquidity and Capital Resources."

Taxes. Our effective tax rate (including the tax related to minority interest) for 2003 was a benefit of 45% compared to an expense of 32% for 2002. The 2003 rate was influenced by entity restructuring, which allowed substantial earnings from the Asia-Pacific region to be considered indefinitely reinvested in foreign operations. In addition, during 2003 we experienced higher than expected earnings outside of the U.S. (where effective tax rates in certain jurisdictions are lower than the effective U.S. tax rate).

LIQUIDITY AND CAPITAL RESOURCES

Overview of Capital Structure

Our objective is to appropriately finance our business through a mix of long-term and short-term debt, and to ensure that we have adequate access to liquidity. Of our $3.0 billion of outstanding debt as of December 31, 2004, $2.0 billion was senior, unsecured debt with maturities ranging from 2006–2029 and approximately $0.4 billion was junior subordinated notes due to Delphi Trust I and II. This long-term debt primarily finances our long-term fixed assets. As of December 31, 2004, we had approximately $0.6 billion of short-term debt and other debt. We have varying needs for short-term working capital financing as a result of the nature of our business. Our cash flows during the year are impacted by the volume and timing of vehicle production, which includes a halt in certain operations of our North American customers for approximately two weeks in July and one week in December and reduced production in July and August for certain European customers. We finance our working capital through a mix of committed facilities, including receivables securitization programs, and uncommitted facilities, including bank lines and factoring lines and to a lesser extent commercial paper. Although the latter group was not committed, these facilities have always been available to us. Throughout 2004, we also maintained $3.0 billion of committed unsecured

Credit Facilities. These Credit Facilities consisted of a 364-day revolving credit line in the amount of $1.5 billion, which expired in June 2005, and a five-year revolving credit line in the amount of $1.5 billion, which will expire in June 2009. As disclosed in our Form 8-K filed with the SEC on June 15, 2005, we recently amended our five-year $1.5 billion credit line by increasing the available credit to $1.8 billion and securing the facility with a first lien on substantially all material tangible and intangible assets of Delphi including 65% of the capital stock of our first tier of foreign subsidiaries. In addition, the Company raised $1.0 billion through a cross-collateralized term loan. We used a portion of the term loan to fund $0.6 billion of pension contributions while the remainder was used to pay down short-term debt. As a result of the foregoing refinancing, Delphi maintains access to $1.8 billion of committed liquidity through the revolving credit facility, $730 million through the U.S. securitization program, and €225 million and £10 million through the European securitization programs subject to the limits imposed by our financial covenants. We view these facilities as providing a sufficient source of back-up liquidity that is available in case of an unanticipated event.

Our capital planning process is focused on ensuring that we use our cash flow generated from our operations in ways that enhance the value of our company. Historically, we used our cash for a mix of activities focused on revenue growth, cost reduction, balance sheet strengthening and to pay dividends. In 2004, we used our cash primarily for funding our employee and product line programs and balance sheet strengthening, as we contributed a significant portion of our operating cash flow to our pension plans and to a lesser extent for dividends. In 2005, we plan to use our cash primarily to strengthen our balance sheet, reduce operating costs and to continue to pay dividends to the extent approved by our Board of Directors. Our Board is free to change its dividend practices at any time and to decrease or increase the dividend paid, or not to pay a dividend, on our Common Stock on the basis of the results of operations, financial condition, cash requirements and future prospects of our company and other factors deemed relevant by our Board. As part of our capital planning, we have taken into account that we currently have ERISA pension funding minimums of $1.1 billion in 2006. Based upon current overall macroeconomic conditions, we will likely face additional ERISA minimums in 2007. Further discussion regarding pension plan contributions can be found in "Outlook -U.S. Pension Plans and Other Postretirement Benefits." In addition, we anticipate approximately $0.2 billion of product line and employee cost payments, from our previously announced and ongoing restructuring programs, and approximately $20 million to $70 million of dividends in 2005. We expect that we will be able to fund these amounts with cash flow from operations, the repatriation of earnings and excess cash from non-U.S. operations and the new $1.0 billion term loan. We further expect that we will be able to fund our longer-term requirements, including repayments of debt securities and payments for purchase options and residual value guarantees on operating leases, if exercised, as they become due.

Bonds and Trust Preferred Securities

Our unsecured debt includes $500 million of securities bearing interest at 6.50% and maturing on August 15, 2013. We pay interest on these notes on February 15 and August 15 of each year which began February 15, 2004. In addition, our unsecured debt includes our next maturity of $500 million of securities bearing interest at 6.55% and maturing on June 15, 2006, $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009, and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029.

We also have trust preferred securities that were issued by our wholly-owned subsidiaries, Delphi Trust I and Delphi Trust II. Delphi Trust I ("Trust I") issued 10,000,000 shares of 8 1⁄4% Cumulative Trust Preferred Securities, with a liquidation amount of $25 per trust preferred security and an aggregate liquidation preference amount of $250 million. These securities are listed on the New York Stock Exchange under the symbol DPHprA. The sole assets of Trust I are $257 million of aggregate principal amount of Delphi junior subordinated notes due 2033. Trust I will pay cumulative cash distributions at an annual rate equal to 8 1⁄4% of the liquidation amount on the preferred securities. Delphi Trust II ("Trust II") issued 150,000 shares of Adjustable Rate Trust Preferred Securities with a five-year initial rate of 6.197%, a liquidation amount of $1,000 per trust preferred security and an aggregate liquidation preference amount of $150 million. The sole assets of Trust II are $155 million aggregate principal amount of Delphi junior subordinated notes due 2033. Trust II pays cumulative cash distributions at an annual rate equal to 6.197% of the liquidation amount during the initial fixed rate period (which is through November 15, 2008) on the preferred securities.

Since our Form 10-Q for the third quarter of 2004, Form 10-K for the year ended 2004, and Form 10-Q for the first quarter of 2005 were not filed timely due to the Audit Committee investigation, we were deficient in our SEC filings. We are currently ineligible to use Forms S-2 and S-3 to register securities until all required reports under the Securities Exchange Act of 1934 have been timely filed for the 12 months prior to the filing of the registration statement for those securities. This means that we are unable to use our presently effective shelf registration statement to sell securities in the public market without first obtaining a waiver from the SEC. However, we do not believe this will have a material impact on our liquidity as we have secured financing through private institutional investors. In addition, we do not believe that the delay in our filing situation has had a material adverse effect on our available credit facilities (described above) or the indentures governing our debt obligations. Shortly following the filing of our Form 10-K for the year ended 2004, we filed our other delinquent filings and returned to compliant filing status.

Available Credit Facilities

Throughout 2004, Delphi had two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), reduced by the amount of any outstanding letters of credit. The terms of the Credit Facilities provided for a five-year revolving credit line in the amount of $1.5 billion, which was renewed in 2004 and now expires in June 2009, and a 364-day revolving credit line in the amount of $1.5 billion, which expired in June 2005. We have never borrowed under either of these Credit Facilities. However, Delphi had approximately $57 million in letters of credit outstanding against the Credit Facilities as of December 31, 2004. Our Credit Facilities also contain certain affirmative and negative covenants including a financial covenant requirement for a debt to EBITDA coverage ratio not to exceed 3.25 to 1.0 at December 31, 2004. In addition, certain of our lease facilities discussed below contain cross-default provisions to our Credit Facilities. We were in compliance with the financial covenant and all other covenants as of December 31, 2004.

On March 28, 2005, Delphi reached agreement with its syndicate of lenders to amend certain terms of its $3.0 billion revolving credit facilities including its EBITDA coverage ratio. Delphi also agreed to the elimination of its option to extend repayment for up to one year beyond the expiration date of its 364-day revolving credit line for any amounts outstanding on the expiration date. Additionally, the syndicate of lenders waived Delphi's obligation to provide audited financial statements for the year ended December 31, 2004 until June 30, 2005.

Further, on June 14, 2005, Delphi reached agreement with its syndicate of lenders to amend certain terms of its existing $1.5 billion five-year revolving credit facility (the "Revolving Credit Facility"). The amendment increased the available credit under Delphi's Revolving Credit Facility to $1.8 billion and added a $1.0 billion six-year term loan (the "Term Loan," and together with the Revolving Credit Facility, the "Facilities"). As previously announced, upon the effectiveness of the new Facilities, Delphi terminated its 364-day revolving credit facility in the amount of $1.5 billion.

As a result of the foregoing refinancing, Delphi has replaced its previous $3.0 billion revolving credit facility with $2.8 billion of available credit, the Term Loan portion of which has been fully funded. Prior to the amendment, there were no amounts outstanding under the $1.5 billion five-year revolving credit facility or the $1.5 billion 364-day facility, nor had these revolving credit facilities been previously borrowed upon. Delphi believes that the completion of this refinancing plan should provide Delphi with access to sufficient liquidity to continue to address its U.S. legacy cost issues during the current low GM North American production environment. As contemplated under the Facilities, on June 14, 2005 Delphi contributed $475 million to its U.S. pension plans, bringing the total contributions for the quarter to $625 million and fulfilling Delphi's 2005 minimum pension funding requirements.

The Term Loan requires interest payments during the term at a variable interest rate of 650 basis points above the Eurodollar base rate, which is the London Interbank Borrowing Rate ("LIBOR"). On June 14, 2005, one-month LIBOR was 3.2% per annum. The LIBOR interest rate period can be set at a one, two, three or six-month period as selected by Delphi in accordance with the terms of the Facilities. Accordingly, the interest rate will fluctuate based on the movement of LIBOR through the term of the loan. The Term Loan has a 1% per annum amortization for the first 5 years and 9 months. The then outstanding principal and any accrued and unpaid interest is due in full at the end of term, on June 14, 2011. The Term Loan is not repayable in the first year and, in accordance with the terms of the Facilities, during the second and third year is subject to call premiums on the balance outstanding of 2% and 1%, respectively. After the third year, the then outstanding Term Loan principal is repayable without premium or penalty.

The Revolving Credit Facility carries a variable interest rate of 500 basis points above LIBOR on outstanding borrowings subject to adjustment based on Delphi's credit ratings. The Revolving Credit Facility has a commitment fee payable on the unused portion of 50 bps per annum, which is also subject to adjustment based upon Delphi's credit ratings. Each of the interest rates on borrowings and the commitment fee under the Revolving Credit Facility is adjustable and will fluctuate as described for the Term Loan. The Revolving Credit Facility will expire June 18, 2009. Borrowings under the Revolving Credit Facility are prepayable at Delphi's option without premium or penalty.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Facilities provide the lenders with a first lien on substantially all material tangible and intangible assets of Delphi and its wholly-owned domestic subsidiaries (however, Delphi is only pledging 65% of the stock of its first tier foreign subsidiaries) and further provides that amounts borrowed under the Facilities will be guaranteed by Delphi's wholly-owned domestic subsidiaries (except for insignificant subsidiaries and subsidiaries that participate in accounts receivable financings). The amount outstanding at any one time is limited by a borrowing base computation. The borrowing base is calculated as the sum of (a) 85% of U.S. accounts receivable (excluding accounts receivable which have been sold into the U.S. accounts receivables securitization program) of Delphi and its subsidiaries, (b) 60% of inventory (including raw materials, work in progress and finished goods, but excluding inventory to the extent subject to accounts receivable financings) of Delphi and its subsidiaries that is located in the United States or which is owned but consigned to Mexican subsidiaries, and (c) $750,000,000 with respect to U.S. plant, property and equipment of Delphi and its subsidiaries. The terms of the Facilities specifically limit the obligations to be secured by a security interest in certain U.S. manufacturing properties and U.S. manufacturing subsidiaries in order to ensure that at the time of any borrowing under the Term Loan or the Revolving Credit Facility, the amount of the applicable borrowing which is secured by such assets (together with other borrowings which are secured by such assets and obligations in respect of certain sale-leaseback transactions) will not exceed 15% of Consolidated Net Tangible Assets (as defined in the indenture applicable to Delphi's outstanding bonds and debentures).

The amended Facilities contain financial covenants based on consolidated leverage ratios, which are tested at each quarter-end using the ratio of (a) secured debt (excluding letters of credit, but including, without limitation, Term Loans, revolving loans, funded debt in respect of receivables securitizations and factoring facilities, and any other secured debt (including second lien debt) permitted under the terms of the Facilities, minus cash on each test date in excess of $500,000,000, (provided that the amount of such cash deducted shall in no event exceed $500,000,000) to (b) the aggregate sum of the preceding four quarters EBITDA (as defined in the Facilities). The above mentioned ratio cannot exceed 2.75 to 1 for each of the quarters through and including June 30, 2006, 2.50 to 1 for the quarters from September 30, 2006 to and including September 30, 2007, and 2.25 to 1 for the fourth quarter of 2007 and thereafter. Further, the syndicate of lenders waived Delphi's obligation to provide audited financial statements for the year ended December 31, 2004 until September 30, 2005, and agreed not to consider any inaccuracy of Delphi's non-GAAP measures of net liquidity as disclosed in Delphi's Form 8-K Current Report filed with the Securities and Exchange Commission on June 9, 2005 as a material adverse change.

Other Financial Transactions

We maintain a revolving accounts receivable securitization program in the U.S. ("U.S. Facility Program"). This program was accounted for as a sale of accounts receivable during 2004. As of December 31, 2004, we had $350 million of accounts receivable sold under this program. The U.S. Facility Program had $600 million available and expired on March 24, 2005. The U.S. Facility Program contains a financial covenant and certain other covenants similar to our revolving Credit Facilities that, if not met, could result in a termination of the agreement. At December 31, 2004, we were in compliance with the financial covenant and all other covenants.

In March 2005, Delphi amended and renewed through March 22, 2006 its U.S. Facility Program, increasing the borrowing limit from $600 million to $731 million. In addition, the U.S. Facility Program was amended to conform the leverage ratio financial covenant consistent with the amended Credit Facilities' covenant. Also, the U.S. program lenders granted waivers similar to those granted under the Credit Facilities' amendments. The U.S. program amendment also allows Delphi to maintain effective control over the receivables such that effective March 2005, this program which was previously accounted for as a sale of receivables, will be accounted for prospectively as a secured borrowing. In June 2005, Delphi further amended the U.S. Facility Program to add a new co-purchaser to the program, to adjust the borrowing limit from $731 million to $730 million, and to conform the leverage ratio financial covenant consistent to the amended Facilities' covenant. The U.S. Facility Program lenders also granted waivers similar to those granted under the Facilities' amendments.

On December 23, 2004, we renewed the trade receivable securitization program for certain of our European accounts receivable at €225 million ($307 million at December 31, 2004 currency exchange rates) and £10 million ($19 million at December 31, 2004 currency exchange rates). Accounts receivable transferred under this program are accounted for as short-term debt. As of December 31, 2004, we had no significant accounts receivable transferred under this program. The program expires on December 1, 2005 and can be extended, based upon the mutual agreement of the parties. Additionally, the European program contains a financial covenant and certain other covenants similar to our revolving Credit Facilities (discussed above) that, if not met, could result in a termination of the agreement. At December 31, 2004, we were in compliance with all such covenants.

From time to time, certain subsidiaries may also sell receivables on a non-recourse basis in the normal course of their operations. As of December 31, 2004, 2003 and 2002, certain European subsidiaries sold accounts receivable totaling $354 million, $387 million and $371 million, respectively. Changes in the level of receivables sold from year to year are included in the change in accounts receivable within the cash flow from operations.

We have leased certain property, primarily land and buildings that are used in our operations, under leases commonly known as synthetic leases. The leases, which have been accounted for as operating leases, provide us tax treatment equivalent to ownership, and also provide us with the option to purchase these properties at any time during the term or to cause the properties to be remarketed upon lease expiration. The leases also provide that if we do not exercise our purchase option upon expiration of the term and instead elect our remarketing option, we would pay any difference between the purchase option amount and the proceeds of remarketing, up to a maximum of approximately $89 million. At December 31, 2004, the aggregate fair value of these properties exceeded the minimum value guaranteed upon exercise of the remarketing option. As of December 31, 2004, the recorded estimate of the fair value of the residual value guarantee related to these leases was approximately $2 million. Under the terms of the lease agreements, we also provide certain indemnities to the lessor, including environmental indemnities. In addition, the leases contain certain covenants, including a financial covenant requirement that our debt to EBITDA coverage ratio, as defined in the agreement, not exceed 3.25 to 1. Unlike the Credit Facilities, this financial covenant has not been amended. In the event of a default of the terms of the leases, the lessors have the right to notify us of their election to require that we purchase the synthetically leased properties, which would require us to pay the aggregate purchase price of approximately $131 million. Though we were in compliance with our financial covenants at December 31, 2004, our audited financials indicate that at March 31, 2005, our debt to EBITDA coverage ratio exceeded 3.25 to 1. Although we have received no notices from the lessors of their election to obligate us to purchase the synthetically leased properties, in June we commenced the process of exercising our purchase options. As a result, we completed the purchase of our headquarters property and two manufacturing facilities in the State of Alabama for approximately $103 million on June 28, 2005. The purchase of the second facility, for approximately $28 million, has not yet been completed.

We also from time to time, enter into arrangements with suppliers or other parties that result in variable interest entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). At December 31, 2004, we had one variable interest entity ("VIE"), which is a supplier to one of our U.S. facilities. Our arrangement with this supplier is to reimburse it for losses incurred related to materials supplied to us and to receive a refund for any profits that it makes as it relates to material supplied to us. This arrangement is in effect through 2007. In 2004, this VIE had sales of approximately $10 million, 69% of which were to Delphi. This supplier has approximately $4 million in assets and $4 million in liabilities; the latter of which include a loan of approximately $2.7 million from Delphi. This VIE does not have any other means of support other than Delphi. As required under FIN 46, we have consolidated this entity and eliminated all intercompany transactions. Given the nature of our relationship with this VIE, it is not possible to estimate the maximum amount of our exposure or the fair value. However, we do not expect such amounts, if any, to be material.

Other Financing Programs

In 2004, we maintained a program with General Electric Capital Corporation ("GECC") that allowed some of our suppliers to factor their receivables from us to GECC for early payment. This program also allowed us to have GECC pay our suppliers on our behalf, providing extended payment terms to us. In 2004, Delphi had been working toward minimizing our involvement in this program and it was discontinued in the first quarter of 2005. Our December 31, 2004 and 2003 short-term debt balances include $8 million and $168 million, respectively, of accounts payable that were factored by our suppliers to GECC but which are still within our stated payment terms to our suppliers. There were no payables beyond their stated terms at December 31, 2004 and 2003. Some of our customers have similar arrangements with GECC, which allow us to sell certain of our customer receivables, at a discount, to GECC on a non-recourse basis. When we participate in one of these programs, our receivables are reduced and our cash balances are increased. We did not participate in any of these programs at December 31, 2004 and 2003.

Cash Requirements

The following table summarizes our expected cash outflows resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Management's Discussion and Analysis of Financial Condition and Results of Operations

(in millions) Payments due by Period	Total	2005	2006 & 2007	2008 & 2009	Thereafter
Debt and capital lease obligations	$ 2,568	$ 507	$ 530	$ 525	$ 1,006
Junior subordinated notes due to Delphi Trust I and Trust II	412	—	—	—	412
Operating lease obligations	507	140	195	102	70
Contractual commitments for capital expenditures	368	351	16	1	—
Other contractual purchase commitments, including information technology	906	349	514	35	8
Total (1)(2)	$ 4,761	$ 1,347	$ 1,255	$ 663	$ 1,496

(1) The amounts above exclude our minimum funding requirements as set forth by ERISA, which are $1.7 billion over the next two years, including $0.6 billion contributed in the second quarter of 2005. Our minimum funding requirements after 2005 are dependent on several factors. We also have payments due under our other postretirement benefit ("OPEB") plans. These plans are not required to be funded in advance, but are pay as you go. See further discussion in "Outlook – U.S. Pension Plans and Other Postretirement Benefits" below.

(2) The amounts above exclude estimated interest costs of $170 million, $284 million, $249 million and $1,569 million, respectively, for 2005, 2006 and 2007, 2008 and 2009 and thereafter.

We have no financial commitments (such as lines of credit, standby lines of credit, standby repurchase obligations, or guarantees of such items) to or on behalf of entities that are excluded from our consolidated financial statements. From time to time, we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2004, no such losses existed.

Credit Ratings

Delphi is rated by Standard & Poor's, Moody's and Fitch Ratings. As of December 31, 2004, we had long-term credit ratings of BB+/Baa2/BBB-, respectively, and short-term credit ratings of B/P2/F3, respectively. As of June 30, 2005, we had senior unsecured ratings of B-/B3/B, respectively, preferred stock ratings of CCC+/Caa2/CCC+, respectively, and senior secured debt ratings of BB-/B1/BB-, respectively, due to downgrades in 2005. As a result of the downgrades, our facility fee and borrowing costs under our existing five-year Credit Facility increased although availability was unaffected. We believe we continue to have access to sufficient liquidity; however, our cost of borrowing has increased and our ability to access certain financial markets has been limited. In the event of a further downgrade, the cost of borrowing will continue to increase and availability to liquidity may be further constrained.

Capital Expenditures

Our capital expenditure program promotes our growth-oriented business strategy by investing in existing core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures by product sector and geographic region for the periods presented were:

(in millions) Year Ended December 31,	2004	2003	2002
Dynamics, Propulsion, Thermal & Interior	$ 440	$ 553	$ 493
Electrical, Electronics & Safety	386	393	469
Automotive Holdings Group	55	85	113
Other	33	15	12
Total capital expenditures	$ 914	$ 1,046	$ 1,087
North America	$ 536	$ 736	$ 751
Europe, Middle East & Africa	242	227	283
Asia-Pacific	114	55	38
South America	22	28	15
Total capital expenditures	$ 914	$ 1,046	$ 1,087

As of December 31, 2004, Delphi had approximately $368 million in outstanding capital commitments. We expect capital expenditures to be approximately $0.9 billion in 2005. We currently expect approximately 45% of our 2005 capital expenditures to occur outside North America.

Cash Flows

Operating Activities. Net cash provided by operating activities totaled $1.5 billion for the year ended December 31, 2004, compared to $0.9 billion in 2003 and $2.0 billion in 2002. Net cash provided by operating activities in 2004 was reduced by contributions to our U.S. pension plans of $0.6 billion and cash paid for employee and product line initiatives of approximately $390 million. Changes in the levels of factoring and securitization also reduced 2004 cash flow from operating activities by approximately $12 million. Net cash provided by operating activities in 2003 was reduced by contributions to our U.S. pension plans of $1.0 billion and cash paid for employee and product line initiatives and lump sum contract signing bonuses totaling approximately $325 million. Changes in the level of factoring and securitization also reduced 2003 cash flow from operating activities by approximately $145 million. Net cash provided by operating activities in 2002 was reduced by a $400 million contribution to our U.S. pension plans and a $143 million second quarter payment to GM for previously recorded separation related obligations for other postretirement benefits. Changes in the level of factoring and securitization increased 2002 cash flow from operating activities by approximately $687 million, primarily due to the implementation of Delphi's U.S. factoring program. In addition to the items described above, operating cash flow is impacted by the timing of payments to suppliers and receipts from customers.

Investing Activities. Cash flows used in investing activities totaled $0.8 billion for the year ended December 31, 2004, and $1.1 billion for the years ended December 31, 2003 and 2002. The principal use of cash in 2004, 2003 and 2002 reflects capital expenditures related to ongoing operations. Additionally, in 2004, we acquired Dynamit Nobel AIS for approximately $17 million, net of cash acquired, and Peak Industries, Inc. for approximately $44 million, net of cash acquired. In 2003, we acquired Grundig Car InterMedia System GmbH for approximately $39 million, net of cash acquired.

Financing Activities. Net cash used in financing activities totaled $0.7 billion for the year ended December 31, 2004, compared to net cash provided by financing activities of $4 million in 2003 and net cash used in financing activities of $0.6 billion in 2002. Net cash used in financing activities during 2004 reflected a $500 million repayment of the 6.125% senior notes due May 1, 2004 and $157 million of dividends. Cash provided by financing activities for 2003 includes $892 million of net proceeds from the debt and trust preferred issuances discussed above. In addition, we repaid approximately $707 million of short-term debt and paid $157 million of dividends. Cash used in financing activities during 2002 represented repayment of commercial paper and dividend and treasury stock purchases partially offset by increased borrowings of short-term debt.

Dividends. The Delphi Board of Directors declared dividends on Delphi common stock of $0.07 per share on March 1, June 22, September 9, and December 8, 2004, which were paid on April 12, August 3, October 19, 2004 and January 18, 2005, respectively.

Stock Repurchase Program. The Board of Directors has authorized the repurchase of up to 19 million shares of Delphi common stock to fund stock options and other employee benefit plans. We did not repurchase any shares during 2004 and 2003. We repurchased approximately 3 million shares in the open market during 2002, to offset the effect of shares issued under those plans and to provide for a more consistent number of shares outstanding.

OUTLOOK

General. Delphi continues to implement productivity improvements and related activities designed to reduce overhead, improve manufacturing processes and streamline our value stream. In addition, we continue to rationalize our product lines, reduce excess capacity and operating costs, and respond to global industry conditions and increased employee related costs such as U.S. health care and pensions, as well as wages in non-U.S. locations. We are achieving and anticipate continued hourly attrition as well as flowback of UAW represented Delphi employees to GM. We completed consolidation of one of our AHG sites, Flint West, Michigan during the third quarter of 2004 and consolidated or ceased production at three additional AHG sites: Olathe, Kansas; Tuscaloosa, Alabama; and Anaheim, California in the first quarter of 2005. Also, in April 2004, Delphi and the UAW finalized a seven-year Supplement to the 2003 UAW-Delphi National Agreement, setting new wage and benefit levels for future hires. These future hires are expected to be phased into our operations over the next several years. On December 10, 2004, Delphi announced that effective January 1, 2005, we are moving three additional manufacturing operations into AHG to accelerate efforts to bring these sites back to profitability or resolve issues at these operations through other actions. The additional operations named to Delphi's AHG include: Laurel, Mississippi; Kettering, Ohio; and Home Avenue / Vandalia, Ohio. Also on December 10, 2004, we announced restructuring plans for 2005 to further reduce our workforce by 8,500 positions in 2005 through GM flowbacks, normal attrition and incentivized retirements. Of the total reductions, 3,000 are expected to be U.S. hourly employees and 5,500 are planned to be non-U.S. employees. As noted below, our achievement of further hourly attrition through GM flowbacks may be limited if lower GM North America production volumes continue.

We currently expect GM North America's 2005 production to decrease approximately 10% to between 4.5 million and 4.6 million units. As a result of the lower GM North America production volumes, an increasing proportion of our U.S. hourly workforce is, and is expected to continue to be in a non-active status. Under the terms of our collective bargaining agreements with our U.S. unions, we are not generally permitted to permanently lay-off idled workers. Furthermore, as a result of GM's lower production volumes, the opportunities for our employees to flowback to GM has been limited. Consequently, although we reduced our U.S. hourly workforce by 15% over the 15 month period ending prior to December 31, 2004, currently approximately 9% of our U.S. hourly workforce is in a non-active status. This situation is placing significant financial burdens on the Company. We have been and will continue to seek, together with our labor unions and GM, solutions to our legacy cost structure challenges. Specifically, we are seeking wage, benefit and contractual provisions that would permit Delphi's U.S. workforce to be competitive with its U.S. peers. To the extent that we are not successful in identifying solutions to these challenges, or that GM's North American production volumes do not increase, Delphi will continue to experience significantly reduced financial performance. We believe that the refinancing plan we completed in June 2005 will provide us with access to sufficient liquidity to continue to address our U.S. legacy cost issues during the current low GM North American production environment. There can be no assurance that over the medium to long-term, cash generated by operations will continue to be sufficient to meet our cash obligations without a significant change in the current economic outlook for the economy as a whole or GM North America specifically, or a solution to Delphi's legacy cost structure issues.

As stated earlier, during 2004, we were challenged by commodity cost increases, most notably steel and petroleum-based resin products. We continue to proactively work with our suppliers and customers to manage these cost pressures. Despite our efforts, cost increases, particularly when necessary to ensure the continued financial viability of a key supplier, had the effect of reducing our earnings during 2004. Raw material steel supply has continued to be constrained and commodity cost pressures have continued to intensify as our supply contracts expire during 2005. For 2005, we expect to incur $0.4 billion of higher commodity cost than 2004. This amount includes $0.1 billion for costs associated with troubled suppliers. We have been seeking to manage these cost pressures using a combination of strategies, including working with our suppliers to mitigate costs, seeking alternative product designs and material specifications, combining our purchase requirements with our customers and/or suppliers, changing suppliers and other means. To the extent that we experience cost increases we will seek to pass these cost increases on to our customers, but if we are not successful, our earnings in future periods may be adversely impacted. To date, due to previously established contractual terms, our success in passing commodity cost increases on to our customers has been limited. As contracts with our customers expire, we will seek to renegotiate terms which recover the actual commodity costs we are incurring.

In addition to conditions in our market and the economy as a whole, we depend on GM as a customer. GM accounted for 54% of our net sales for 2004. Our sales to GM have declined since our separation from GM; principally due to declining GM production, the impact of customer driven price reductions and the elimination of non-profitable businesses, as well as GM's diversification of its supply base and ongoing changes in our vehicle content and the product mix supplied to them. We continue to exit some businesses as part of our portfolio review process. Reflecting these and other factors, we expect our sales to GM to decline over time. If we are unable to compete effectively for new GM business, our revenues may decline further. Additionally, our revenues may be affected by increases or decreases in GM's business or market share as well as cost-reduction initiatives. In 2004, GM North America produced 5.0 million vehicles excluding CAMI Automotive Inc. and New United Motor Manufacturing, Inc. vehicle production. Our GM North America content per vehicle for 2004 was $2,546, which was slightly lower than the previously expected content per vehicle of $2,571. During 2004, our content per vehicle was reduced due to exiting of select businesses and the migration of certain product programs from GM sales to sales to Tier I customers. We anticipate that our 2005 content per vehicle will be $2,351. As a result of anticipated lower GM North America production levels and lower GM content per vehicle, we expect our 2005 GM revenues to decline approximately 15%. Offsetting the decline in GM revenues, however, we anticipate our non-GM revenue to increase approximately 11% such that our consolidated revenue would decrease approximately 4%.

In December 2004, we entered into an agreement with GM whereby we committed to 2005 annual price reductions on GM's annual purchase value with Delphi. In return for this commitment, GM agreed, among other things, to accelerate their cooperation with certain sourcing and cost reduction initiatives of mutual benefit to the two companies and to source certain business to Delphi. The agreed level of price reduction for 2005 is generally consistent with that which we have been providing to GM in recent years.

We face an inherent business risk of exposure to product liability and warranty claims in the event that our products fail to perform as expected and such failure of our products results, or is alleged to result, in bodily injury and/or property damage. In addition, as we actively pursue additional technological innovation in both automotive and non-automotive industries and enhance the value of our intellectual property portfolio, we incur ongoing costs to enforce and defend our intellectual property and face an inherent risk of exposure to the claims of other suppliers and parties that we have allegedly violated their intellectual property rights. We cannot ensure that we will not experience any material warranty, product liability or intellectual property claim losses in the future or that we will not incur significant costs to defend such claims. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, although we cannot ensure that the future costs of warranty claims by our customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based upon our best estimates of amounts necessary to settle future and existing claims. We regularly evaluate the level of these reserves, and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

U.S. Pension Plans and Other Postretirement Benefits. Delphi sponsors defined benefit pension plans covering a significant percentage of our U.S workforce and certain of our non-U.S. workforce. On December 31, 2004, the projected benefit obligation ("PBO") of the U.S. defined benefit pension plans exceeded the market value of the plan assets by $4.3 billion, compared to $4.0 billion at December 31, 2003; the increase is explained as follows:

(in billions)	Underfunded Status (PBO basis)
December 31, 2003	$(4.0)
Pension contributions	0.6
2004 asset returns – 13%	0.9
Impact of discount rate decrease by 50 basis points to 5.75%	(0.7)
Interest and service cost	(1.0)
Other	(0.1)
December 31, 2004	$(4.3)

During 2004, Delphi contributed $0.6 billion to its pension plans, of which $0.3 billion was our minimum funding requirement as determined by employee benefit and tax laws. Our 2005 minimum funding requirement of approximately $0.6 billion was contributed in the second quarter of 2005. While contributions subsequent to 2005 are dependent on asset returns and a number of other factors, after our contribution of $0.6 billion in the second quarter of 2005, we would be required by employee benefit and tax laws to make additional contributions of approximately $1.1 billion in 2006 and approximately $0.7 billion in 2007, assuming contributions are made prior to June 15 each year. These contribution estimates assume that new legislation extending the current rate relief, which expires after 2005, is passed. If the legislation is not passed, it is likely that Delphi's 2007 minimum funding requirements, as set forth in employee benefit and tax laws, could increase by up to $0.4 billion.

Delphi selected discount rates based on analyzing the results of matching high quality fixed income investments rated AA or higher by Standard and Poor's and the regular and above median Citigroup Pension Discount Curve, with expected benefit cash flows. Since high quality bonds in sufficient quantity and with appropriate maturities are not available for all years when benefit cash flows are expected to be paid, hypothetical bonds were imputed based on combinations of existing bonds, and interpolation and extrapolation reflecting current and past yield trends. The pension discount rate determined on that basis decreased from 6.25% for 2003 to 5.75% for 2004. This 50 basis point decline in the discount rate increased the underfunded status of our U.S. pension plans by approximately $0.7 billion. The other postretirement benefits ("OPEB") discount rate determined on that basis decreased from 6.25% for 2003 to 6.00% for 2004. This 25 basis point decline in the discount rate increased the underfunded status of our U.S. OPEB plans by approximately $0.3 billion. Finally, the Bush administration has proposed legislation that would potentially significantly accelerate the funding of pension obligations by certain U.S. corporations. Since such legislation has not been finalized we cannot currently quantify the impact, if any, the actual legislation may have on our U.S. pension funding obligations.

For 2004, Delphi assumed a long-term asset rate of return of 9%. We will also utilize a 9% long-term asset rate of return assumption in 2005. In developing the 9% expected long-term rate of return assumption, we evaluated input from our third party pension plan asset managers, including a review of asset class return expectations and long-term inflation assumptions. We also considered Delphi's post-spin off and GM's pre-spin off historical 15-year compounded return, which was in line with our long-term rate of return assumption. The 9% long-term asset return assumption for 2005 is based on an asset allocation assumption of 50%-75% with U.S. and international equity managers, 25%-40% with fixed income managers, and 0%-10% with other asset managers (primarily real estate). Delphi's asset managers regularly review the actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. At December 31, 2004, our actual asset allocation was consistent with our asset allocation assumption.

We base our determination of the asset return component of pension expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. As of December 31, 2004, we had cumulative asset losses of approximately $0.1 billion, which remain to be recognized in the calculation of the market-related value of assets.

The declining interest rate environment and varying asset returns versus expectations in 2000 through 2004 resulted in an accumulated actuarial loss of $3.9 billion at December 31, 2004. Of this amount, $0.1 billion represents the deferred market value of assets adjustment and is not considered when determining 2005 pension expense. An additional $1.3 billion of loss is excluded as it falls within our corridor (10% of pension benefit obligation or fair market value of assets, whichever is higher) in accordance with SFAS No. 87, "Employers' Accounting for Pensions", when determining 2005 pension expense. The remaining actuarial loss of $2.5 billion at December 31, 2004 is amortized over the remaining service life of our pension plan participants. Our expense related to amortization of actuarial losses in 2005 will be approximately $70 million higher than in 2004.

Delphi's U.S. pension expense was $549 million, $462 million and $293 million in 2004, 2003 and 2002, respectively. As required by generally accepted accounting principles, our pension expense for 2005 is determined at the end of 2004. Our 2005 pension expense is $580 million, excluding any special termination charges. However, for purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense to changes in assumptions:

Change in Assumption	Impact on Pension Expense	Impact on PBO
25 bp decrease in discount rate	+ $25 to 35 Million	+ $0.4 Billion
25 bp increase in discount rate	– $25 to 35 Million	– $0.4 Billion
25 bp decrease in long-term return on assets	+ $20 to 30 Million	—
25 bp increase in long-term return on assets	– $20 to 30 Million	—

Generally accepted accounting principles also require us to record a charge to stockholders' equity when certain conditions are met. As of December 31, 2004, our after-tax charge to stockholders' equity was $2,469 million, which is higher than last year's charge to stockholders' equity of $2,006 million primarily due to the decline in the discount rate.

In addition, we maintain postretirement benefit plans other than pensions that are not funded. At December 31, 2004 and 2003, the amounts reflected in our consolidated balance sheet for OPEB obligations were $6.6 billion and $6.1 billion, respectively. At December 31, 2004 and 2003, the OPEB liabilities were $9.6 billion and $8.5 billion respectively. The variance between the liability and the amount reflected in our consolidated balance sheet consists primarily of accumulated actuarial losses that will be amortized over the remaining service life of our OPEB plan participants.

These plans do not have minimum funding requirements, but rather are "pay as you go." As we currently have 0.33 retirees for each active employee, the cash costs that we incur are lower than the actual expenses. During the 2004 OPEB plan year, we incurred approximately $226 million of cash costs including approximately $72 million of payments to GM for certain of our former employees that flowed back to GM and had actuarially been determined to retire and $792 million of expense in 2004 related to these plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On December 8, 2003, President Bush signed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003", (the "Act") into law. This law provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. The total impact of the Act on our OPEB liability was $0.5 billion and is being accounted for as an actuarial gain, in accordance with guidance from the Financial Accounting Standards Board ("FASB"). As a result, the gain will be amortized as a reduction of our periodic expense and balance sheet liability over the next ten to twelve years, depending on the terms of the individual plans. OPEB expense during the year ended December 31, 2004 increased by $91 million compared to 2003. Such increase includes the mitigating impact of the Act, which reduced expense by $64 million for the year ended December 31, 2004, including service cost, interest cost and amortization of the actuarial experience gain. Delphi provides retiree drug benefits that exceed the value of the benefits that will be provided by Medicare Part D, and Delphi's retirees pay a premium for this benefit that is less than the Part D premium. Therefore Delphi has concluded that these benefits are at least "actuarially equivalent" to the Part D program so that Delphi will be eligible for the basic Medicare Part D subsidy.

On May 19, 2004, the FASB issued FASB Staff Position ("FSP") 106-2 "Accounting and Disclosure Requirements relating to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," providing additional guidance relating to the accounting for the effects of the Act enacted on December 8, 2003. Because our normal measurement date for our OPEB obligation is September 30 of each year, FSP 106-2 required a one-quarter lag from the remeasurement date (December 8, 2003) before applying the effects of the Act. In connection with our adoption of the provisions of FSP 106-2 in the third quarter of 2004 we retroactively reduced our net income for the three months ended March 31, 2004 by $7 million and increased our net income for the three months ended June 30, 2004 by $2 million. The adoption of FSP 106-2 does not impact our net income for any period in 2003 nor has it impacted the $0.5 billion reduction to our actuarial liability. The restated financial statements reflect the impact of the adoption of FSP 106-2.

Effective March 1, 2005 Delphi amended its health care benefits plan for salaried retirees. Under this plan amendment, effective January 1, 2007, the Company reduced its obligations to current salaried active employees, all current salaried retirees and surviving spouses who are retired and are eligible for Medicare coverage. Based on a March 1, 2005 remeasurement date, the expected impact of this amendment will be a decrease in the OPEB liability of $0.8 billion and a decrease in 2005 expense of $72 million. As SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" requires a one-quarter lag from the remeasurement date before applying the effects of the plan amendment, income statement recognition of the plan amendment will begin in June 2005.

The declining interest rate environment and changes in the health care trend and base claims assumptions through 2004 resulted in an accumulated actuarial loss of $3.0 billion at the 2004 measurement date. Of this amount, $1.1 billion of losses were generated this year with approximately $0.3 billion caused by the 25 basis point decline in the discount rate with the remainder primarily caused by changes in the health care base claims and trend assumptions. Of the accumulated loss, $1.0 billion of loss is excluded as it falls within our corridor (10% of accumulated postretirement benefit obligation) in accordance with SFAS No. 106 when determining 2005 OPEB expense. The remaining actuarial loss of $2.0 billion is amortized over the remaining service life of our OPEB plan participants. Our expense related to amortization of actuarial losses in 2005 will be approximately $85 million higher than in 2004.

Delphi's U.S. OPEB expense was $792 million, $701 million and $550 million in 2004, 2003 and 2002, respectively. As required by generally accepted accounting principles, our OPEB expense for 2005 is determined at the 2004 measurement date. Our 2005 OPEB expense is $874 million, including the impact of the salaried plan amendment and excluding any special termination charges. However, for purposes of analysis, the following table highlights the sensitivity of our OPEB obligations and expense to changes in assumptions:

Change in Assumption	Impact on OPEB Expense	Impact on OPEB Liability
25 bp decrease in discount rate	+ $25 to 35 Million	+ $0.3 Billion
25 bp increase in discount rate	– $25 to 35 Million	– $0.3 Billion

Note: This analysis excludes any impact of the amendment to the Salaried OPEB plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For analytical purposes only, the following table presents the impact that changes in our health care trend rate would have on our OPEB liability and OPEB service and interest cost (in millions):

% Change	Impact on Service & Interest Cost	Impact on OPEB Liability
+ 1 %	$130	$ 1,398
− 1 %	$ (96)	$ (1,151)

Note: This analysis excludes any impact of the amendment to the Salaried OPEB plan.

ONGOING SEC INVESTIGATION

Delphi is the subject of an ongoing investigation by Staff of the Securities Exchange Commission ("SEC") and other federal authorities involving Delphi's accounting for and disclosure of a number of transactions. The transactions include transactions in which Delphi received rebates or other lump-sum payments from suppliers, certain off-balance sheet financings of indirect materials and inventory, and the payment in 2000 of $237 million in cash, and the subsequent receipt in 2001 of $85 million in credits, as a result of certain settlements between Delphi and its former parent company, General Motors. Delphi's Audit Committee has completed its internal investigation of these transactions and concluded that many were accounted for improperly. The financial information presented in the Form 10-K reflects the corrections to Delphi's originally issued financial statements resulting from the Audit Committee's investigation. Contemporaneously with the filing of the Form 10-K, Delphi has filed amended Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2004 and June 30, 2004 that include restated financial statements. Delphi has also filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 that includes financial statements that differ from those included in Delphi's Report on Form 8-K dated October 18, 2004. Delphi filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 on June 30, 2005 and became current in its filings of periodic reports with the SEC.

As previously disclosed in a Form 8-K filing on June 9, 2005, the results of the investigation also concluded that Delphi had inaccurately disclosed to credit ratings agencies, analysts and the Board of Directors the amount of sales of accounts receivable from 1999 until year-end 2004. Subsequent to that filing, we also determined that our disclosure of operating cash flow measured on a non-GAAP basis as set forth in our earnings releases for the first and second quarters of 2003 were inaccurate. Specifically, we overstated this measure of operating cash flow by $30 million in the first quarter of 2003 and understated the measure by the same amount in the second quarter of 2003. The Company has enhanced the disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")—Liquidity and Capital Resources section of its Form 10-K to clarify the extent to which the Company uses factoring facilities as a source of liquidity.

Delphi is fully cooperating with the SEC's ongoing investigation and requests for information as well as the related investigation being conducted by the Department of Justice. The Company has entered into an agreement with the SEC to suspend the running of the applicable statute of limitations until April 6, 2006. Until these investigations are complete, Delphi is not able to predict the effect, if any, that these investigations will have on Delphi's business and financial condition.

SHAREHOLDER LAWSUITS

Several class action lawsuits have been commenced against Delphi, several of Delphi's subsidiaries, certain of its current and former directors and officers of Delphi, General Motors Management Corporation (the named fiduciary for investment purposes and investment manager to Delphi's employee benefit plans), and several current and former employees of Delphi or Delphi's subsidiaries, as a result of its announced intention to restate its originally issued financial statements. These lawsuits fall into three categories. One group has been brought under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), purportedly on behalf of participants in certain of the Company's and its subsidiaries' defined contribution employee benefit pension plans who invested in the Delphi Corporation Common Stock Fund. Plaintiffs allege that the plans suffered losses due to the defendants' breaches of fiduciary duties under ERISA. To date, the Company has received service in five such lawsuits and is aware of an additional eleven that are pending. All pending cases have been filed in U.S. District Court for the Eastern District of Michigan.

The second group of purported class action lawsuits variously alleges that the Company and certain of its current and former directors and officers made materially false and misleading statements in violation of federal securities laws. To date, the Company has been served in six such lawsuits and is aware of eight additional lawsuits. The lawsuits have been filed in the U.S.

District Court for the Eastern District of Michigan, the U.S. District Court for the Southern District of New York, and the U.S. District Court for the Southern District of Florida.

The third group of lawsuits pertains to two shareholder derivative cases and a demand. To date, certain current and former directors and officers have been named in two such lawsuits. One has been served in Oakland County Circuit Court in Pontiac, Michigan, and a second is pending in the U.S. District Court for the Southern District of New York. In addition, the Company has received a demand letter from a shareholder requesting that the Company consider bringing a derivative action against certain current and former officers. The derivative lawsuits and the request demand the Company consider further derivative action premised on allegations that certain current and former officers made materially false and misleading statements in violation of federal securities laws. The Company has appointed a special committee of the Board of Directors to consider the demand request.

Due to the preliminary nature of these cases, the Company is not able to predict with certainty the outcome of this litigation or its potential exposure related thereto. Although Delphi believes that any loss that the Company would suffer under such lawsuits should, after payment of a $10 million deductible, be covered by its director and officer insurance policy, it cannot assure you that the impact of any loss not covered by insurance or applicable reserves would not be material. Delphi has recorded a reserve related to these lawsuits equal to the amount of its insurance deductible.

INFLATION

Inflation generally affects Delphi by increasing the cost of labor, equipment and raw materials. We believe that, because rates of inflation in countries where we have significant operations have been moderate during the periods presented, inflation has not had a significant impact on our results of operations.

ENVIRONMENTAL MATTERS

We are subject to the requirements of U.S. federal, state, local and non-U.S. environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. We have made and will continue to make capital and other expenditures to comply with environmental requirements, although such expenditures were not material during the past three years and we do not expect such expenditures to be material in 2005. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot ensure that environmental requirements will not change or become more stringent over time or that our eventual environmental cleanup costs and liabilities will not exceed the amount of our current reserves.

Delphi received notices that it is a potentially responsible party ("PRP") in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio which is alleged to involve ground water contamination. In September 2002, Delphi and other PRPs entered into a Consent Order with the Environmental Protection Agency ("EPA") to perform a Remedial Investigation and Feasibility Study concerning a portion of the site, which is expected to be completed during 2006. Based on findings to date, we believe that a reasonably possible outcome of the investigative study is capping and future monitoring of this site, which would substantially limit future remediation costs and have included an estimate of our share of the potential costs plus the cost to complete the investigation in our overall reserve estimate. Because the scope of the investigation and the extent of the required remediation are still being determined, it is possible that the final resolution of this matter may require that we make material future expenditures for remediation, possibly over an extended period of time and possibly in excess of our existing reserves. We will continue to re-assess any potential remediation costs and, as appropriate, our overall environmental reserves as the investigation proceeds.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Inventory Costs

In November 2004, the FASB issued FASB Statement No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4"* ("SFAS 151"). SFAS 151 amends ARB No. 43, Chapter 4 and seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials by requiring those items to be recognized as current period charges. Additionally, SFAS 151 requires that fixed production overheads be allocated to conversion costs based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred in fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material effect on our financial statements.

Share Based Payments

In December 2004, the FASB issued FASB Statement No. 123 (Revised 2004), *"Share-Based Payments"* ("SFAS 123(R)") that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. Compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued, and will be recognized over the periods that an employee provides service in exchange for the award. In addition, liability awards will be remeasured each reporting period. SFAS 123(R) replaces FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* and supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* SFAS 123(R) was initially effective for interim or annual periods beginning after June 15, 2005 with earlier adoption encouraged. In April 2005, the U.S. Securities and Exchange Commission delayed the effective date by requiring implementation beginning in the next fiscal year that begins after June 15, 2005. Delphi plans to adopt SFAS 123(R) as of January 1, 2006 using the modified prospective method. We are currently assessing the effects of SFAS 123(R), but have not yet determined the impact on the consolidated financial statements.

Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), *"Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143."* FIN 47 seeks to clarify the requirement to record liabilities stemming from a legal obligation to perform asset retirement activities on fixed assets when that retirement is conditioned on a future event. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We are currently assessing the effects of this interpretation, but have not yet determined the impact on the consolidated financial statements.

Accounting Changes and Error Corrections

In May 2005, the FASB issued FASB Statement No. 154, *"Accounting Changes and Error Corrections"* ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20, *"Accounting Changes"* and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements,"* and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have a material effect on our financial statements.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 1 Significant Accounting Policies to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

- It requires us to make assumptions about matters that were uncertain at the time we were making the estimate, and
- Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below presents information about the nature and rationale for Delphi's critical accounting estimates:

Balance Sheet Caption	Critical Estimate Item	Nature of Estimates Required	Assumptions/Approaches Used	Key Factors
Accrued liabilities and other long-term liabilities	Warranty obligations	Estimating warranty requires us to forecast the resolution of existing claims and expected future claims on products sold. VMs are increasingly seeking to hold suppliers responsible for product warranties, which may impact our exposure to these costs.	We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers.	• VM sourcing • VM policy decisions regarding warranty claims
Accrued liabilities and other long-term liabilities	Postemployment benefits (FAS 112)	Estimates of future costs associated with excess employees, including length of time, location and ultimate resolution of status	We use our future production estimates combined with workforce geographic and demographic data to develop projections of time frames and related expenses.	• Employee decisions • Customer decisions • Discussions with unions
Pension and other postretirement benefits	Pension and other postretirement benefits	In calculating our obligation and expense, we are required to select certain actuarial assumptions, as more fully described in Note 12 Pension and Other Postretirement Benefits to our consolidated financial statements. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs.	Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries and asset managers.	• Discount rates • Asset return assumptions • Actuarial assumptions (such as retirement age and mortality) • Health care inflation rates • See "Outlook – U.S. Pension Plans and Other Postretirement Benefits" above for additional details
Property, plant and equipment, goodwill and other long-term assets	Valuation of long-lived assets and investments	We are required to review the recoverability of certain of our assets based on projections of anticipated future cash flows, including future profitability assessments of various product lines.	We estimate cash flows using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments	• Future production estimates • Customer preferences and decisions • Product Pricing • Manufacturing and material cost estimates
Deferred income taxes	Recoverability of deferred tax assets	We are required to estimate whether recoverability of our deferred tax assets is more likely than not based on forecasts of taxable earnings in the related tax jurisdiction.	We use historical and projected future operating results, based upon approved business plans, including a review of the eligible carryforward period, tax planning opportunities and other relevant considerations.	• Tax law changes • Variances in future projected profitability, including by taxing entity

In addition, there are other items within our financial statements that require estimation, but are not as critical as those discussed above. These include the allowance for doubtful accounts receivable and reserves for excess and obsolete inventory. Although not significant in recent years, changes in estimates used in these and other items could have a significant effect on our consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

All statements contained or incorporated in this report, to the extent they are not limited to historical fact, which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales, cash flow or earnings expectations, savings expected as a result of our global restructurings or other initiatives, portfolio restructuring plans, volume growth, share of sales, awarded sales contracts and customer diversification or statements expressing general optimism about future operating results) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor protection provided by this Act. These statements are made on the basis of management's current views and assumptions with respect to future events; as a result, there can be no assurance that management's expectations will necessarily come to pass. Delphi does not intend or assume any obligation to update any of these forward-looking statements. Principal important factors, risks and uncertainties, which may cause actual results to differ from those expressed in such forward-looking statements, include, but are not limited to:

- Our ability to generate cost savings and operational improvements in the future and to adapt our cost structure, particularly at our legacy sites, sufficient to adjust for significant changes in vehicle production rates or to offset contractually or competitively required price reductions, price reductions necessary to win additional business and increases in raw material or labor costs, including increased funding requirements for pensions or healthcare costs.
- Our ability to execute our portfolio and other global restructuring and consolidation plans in a manner which satisfactorily addresses any resultant labor issues, antitrust, customer concerns, and other matters, any contingent liabilities related to divestitures or integration costs associated with acquisitions, and to achieve the benefits relating to reduced structural costs and improved earnings power that we expect from these plans.
- Significant downturns in the vehicle production rate in North America, in particular the United States, Europe or other markets in which we operate and the cyclical nature of the automotive industry.
- Our ability to generate sufficient excess cash flow to meet increased pension and OPEB funding obligations, whether because of market volatility which adversely impacts our asset return expectations, the declining interest rate environment or otherwise.
- Our ability to maintain financial flexibility to make payments for pensions and other postretirement employee benefits, to implement capital expenditures and to maintain research and development spending, all at the levels and times planned by management.
- Our continued ability to diversify our customer base.
- Our continued dependence on GM as our largest customer and our ability to retain GM business, by continuing to satisfy GM's pricing, service, technology and increasingly stringent quality and reliability requirements, which, because we are GM's largest supplier, particularly affect us.
- Changes in the operations, financial condition, results of operations, market share or product offerings and pricing strategies of our customers, including our largest customer, GM, or significant business partners, whether those result from an inability of our customers to sufficiently and promptly respond to changing consumer preferences, or otherwise.
- Significant changes in the competitive environment in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold.
- Changes in the payment terms our suppliers are willing to accept, which if substantially different than our current payment terms, could result in us needing to increase our short-term borrowings resulting in higher financing costs, including drawing on our available revolving credit facility.
- Costs relating to legal and administrative proceedings such as the ongoing SEC and Department of Justice investigation and any related private securities litigation as well as environmental, commercial, product liability and intellectual property related matters, including adverse judgments against Delphi if we fail to prevail in reversing such judgments, or associated with product recalls or warranty or adoption of new or updated accounting policies and practices.
- Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, or other interruptions to or difficulties in the employment of labor or transportation in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold, whether as a result of labor strife, war, further acts of terrorism or otherwise.
- Potential increases in our warranty costs, including increases due to any assertions by our customers that seek to hold suppliers responsible for warranty claims.
- Our ability to respond to changes in technology and technological risks, to protect our patents and other intellectual property rights and to develop our intellectual property into commercially viable products.

- The impact of unusual items resulting from on-going evaluations of business strategies, asset valuations, acquisitions, divestitures and organizational structures.
- Our ability to adapt our product offerings to meet changing consumer preferences and vehicle manufacturer supply requirements on a timely, cost effective basis, and the ability to respond to competitive pressures and react quickly to other major changes in the marketplace including increased gasoline prices or consumer desire for and availability of vehicles using alternative fuels.
- Changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our company's products, the cost thereof or applicable tax rates, or affect the cost of legal and regulatory compliance or the cost of financing.
- Changes in economic conditions or political stability in the markets where our company procures material, components, and supplies for the production of our principal products or where our products are produced, distributed, or sold (i.e., North America, Europe, Latin America and Asia-Pacific).
- Currency exchange rate fluctuations in the markets in which we operate.
- Other factors, risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

Quantitative And Qualitative Disclosures About Market Risks

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. In order to manage these risks, we operate a centralized hedging program that consists of entering into a variety of derivative contracts with the intent of mitigating our risk to fluctuations in currency exchange rates and commodity prices.

A discussion of our accounting policies for derivative instruments is included in Note 1 Significant Accounting Policies to our consolidated financial statements and further disclosure is provided in Note 18 Fair Value of Financial Instruments, Derivatives and Hedging Activities to those consolidated financial statements. We maintain risk management control systems to monitor exchange and commodity risks and related hedge positions. Positions are monitored using a variety of analytical techniques including market value and sensitivity analysis. The following analyses are based on sensitivity tests, which assume instantaneous, parallel shifts in currency exchange rates and commodity prices. For options and instruments with non-linear returns, appropriate models are utilized to determine the impact of shifts in rates and prices.

CURRENCY EXCHANGE RATE RISK

We have currency exposures related to buying, selling and financing in currencies other than the local currency in which we operate. These exposures may impact future earnings and/or operating cash flows. In some instances, we choose to reduce our exposures through financial instruments (hedges) that provide offsets or limits to our exposures, which are opposite to the underlying transactions. Currently our most significant currency exposures relate to the Euro, Polish zloty, Chinese yuan (renminbi), British pound, Hungarian forint, Mexican peso, and Slovakian Koruna. As of December 31, 2004 and 2003, the net fair value asset of all financial instruments with exposure to currency risk was approximately $309 million and $399 million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 10% adverse change in quoted currency exchange rates would be approximately $48 million at December 31, 2004 and $68 million at December 31, 2003. The potential gain in fair value for such financial instruments from a hypothetical 10% favorable change in quoted currency exchange rates would be approximately $65 million at December 31, 2004 and $73 million at December 31, 2003. The impact of a 10% change in rates on fair value differs from a 10% change in the net fair value asset due to the existence of hedges. The model assumes a parallel shift in currency exchange rates; however, currency exchange rates rarely move in the same direction. The assumption that currency exchange rates change in a parallel fashion may overstate the impact of changing currency exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

COMMODITY PRICE RISK

Commodity swaps and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals used in the manufacturing of automotive components. The net fair value of our contracts was an asset of approximately $14 million and $32 million at December 31, 2004 and December 31, 2003, respectively. If the price of the commodities that are being hedged by our commodity swaps and options contracts changed adversely by 10%, the December 31, 2004 fair value assets of our commodity swaps and options contracts would decrease by $15 million to a liability of $1 million, and the December 31, 2003 fair value asset would decrease $15 million to $10 million. If the price of the commodities that are being protected by our commodity swaps and options contracts changed favorably by 10%, the December 31, 2004 fair value of our commodity swaps and options contracts would increase by $15 million and the December 31, 2003 fair value would increase by $15 million. The changes in the net fair value liability differ from 10% of those balances due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps and options contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

INTEREST RATE RISK

A portion of our borrowings from third party credit sources is comprised of $2.4 billion in fixed rate term debt and junior subordinated notes underlying our trust preferred securities. We also issue commercial paper and factor accounts receivable in the U.S., Europe, and Asia. Our outstanding commercial paper balance was $0.1 billion at December 31, 2003 and increased to $0.3 billion at December 31, 2004. The maturities on commercial paper have been short-term with the majority maturing within one month. Due to our current credit ratings, Delphi currently does not have access to the commercial paper market. In addition, factoring program fees are based upon an interest rate component. However, given our reliance on fixed rate borrowings to fund long-term requirements, as discussed more fully in the Liquidity and Capital Structure section of MD&A and Notes 10 Debt and 11 Junior Subordinated Notes Due to Delphi Trust I and II to the consolidated financial statements, we believe our interest rate risk exposure is limited, and accordingly we do not have any outstanding derivative instruments to manage interest rate risk as of December 31, 2004. As our fixed rate term debt and junior subordinated notes underlying our trust preferred securities begin to mature in 2006, we may experience higher interest rates.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Delphi Corporation. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the framework described in *"Internal Control – Integrated Framework,"* issued by the Commission of Sponsoring Organizations of the Treadway Commission. During the performance of this assessment, in July 2004, the Securities and Exchange Commission ("SEC") commenced an investigation regarding transactions between the Company and one of its information technology service providers, Electronic Data Systems Corporation. As a result of the SEC investigation, the Company's Audit Committee of the Board of Directors initiated an internal review and later found, and reported to the SEC, additional transactions that were not properly accounted for in accordance with GAAP. The results of the internal review were considered as part of management's assessment of its internal control over financial reporting as of December 31, 2004. Controls and Procedures contains additional information related to the results of the internal review.

A material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. Management's assessment concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 as a result of the following identified material weaknesses:

- Insufficient numbers of personnel having appropriate knowledge, experience and training in the application of GAAP at the divisional level, and insufficient personnel at the Company's headquarters to provide effective oversight and review of financial transactions;
- Ineffective or inadequate accounting policies to ensure the proper and consistent application of GAAP throughout the organization;
- Ineffective or inadequate controls over the administration and related accounting for contracts; and
- Ineffective "tone" within the organization related to the discouragement, prevention or detection of management override, as well as inadequate emphasis on thorough and proper analysis of accounts and financial transactions;

These control deficiencies contributed to the need to restate the Company's financial statements. As further described in Management's Discussion and Analysis of Financial Condition and Results of Operations—Restatement and Conclusion of Audit Committee Internal Investigation, the impact of the restatement on the financial statements as of December 31, 2004 was to reduce the originally reported beginning retained earnings balance by $243 million, in addition to other adjustments identified and recorded during the course of preparing financial statements. Accordingly, management determined that these control deficiencies represent material weaknesses. Because of the existence of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on the criteria in the *"Internal Control – Integrated Framework"*.

Management's assessment of the effectiveness of Delphi Corporation's internal control over financial reporting as of December 31, 2004, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of Delphi Corporation's internal control over financial reporting as of December 31, 2004). Additionally, Deloitte & Touche LLP expressed an unqualified opinion on the Company's 2004 consolidated financial statements. This report appears under Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche

To the Board of Directors and Shareholders of Delphi Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Delphi Corporation (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

- Insufficient numbers of personnel having appropriate knowledge, experience and training in the application of accounting principles generally accepted in the United States of America ("GAAP") at the divisional level, and insufficient personnel at the Company's headquarters to provide effective oversight and review of financial transactions;
- Ineffective or inadequate accounting policies to ensure the proper and consistent application of GAAP throughout the organization;
- Ineffective or inadequate controls over the administration and related accounting for contracts; and
- Ineffective "tone" within the organization related to the discouragement, prevention or detection of management override, as well as inadequate emphasis on thorough and proper analysis of accounts and financial transactions.

These deficiencies resulted in the restatement of the Company's financial statements for the years ended 2002 and 2003, and for the quarters within the years ended December 31, 2003 and 2004 and in the recording of adjustments that had a material effect on the annual 2004 financial statements. Each of these deficiencies was considered to be a material weakness based on both the pervasive effect that the deficiency had or could have had on the accounts within the Company's financial statements.

Report of Independent Registered Public Accounting Firm *(continued)*

Deloitte
& Touche

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated June 30, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Detroit, Michigan
June 30, 2005

Report of Independent Registered Public Accounting Firm

Deloitte & Touche

To the Board of Directors and Shareholders of Delphi Corporation:

We have audited the accompanying consolidated balance sheets of Delphi Corporation (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the accompanying 2003 and 2002 consolidated financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of the effect of material weaknesses.

Deloitte & Touche LLP

Detroit, Michigan
June 30, 2005

Delphi Corporation

Consolidated Statements of Operations

(in millions, except per share amounts) Year Ended December 31,	2004	2003	2002
		(As Restated See Note 2)	(As Restated See Note 2)
Net sales:			
General Motors and affiliates	$15,417	$17,029	$ 18,094
Other customers	13,205	11,048	9,547
Total net sales	28,622	28,077	27,641
Operating expenses:			
Cost of sales, excluding items listed below	25,797	24,876	24,307
Selling, general and administrative	1,599	1,596	1,469
Depreciation and amortization	1,516	1,120	1,002
Employee and product line charges	192	396	225
Total operating expenses	29,104	27,988	27,003
Operating (loss) income	(482)	89	638
Interest expense	(232)	(211)	(210)
Other income (expense), net	(8)	6	9
(Loss) income before income taxes, minority interest, and equity income	(722)	(116)	437
Income tax (expense) benefit	(4,078)	69	(132)
Minority interest, net of tax	(39)	(45)	(32)
Equity income	86	82	45
Net (loss) income	$ (4,753)	$ (10)	$ 318
(Loss) earnings per share			
Basic and diluted	$ (8.47)	$ (0.02)	$ 0.57

See notes to consolidated financial statements.

Delphi Corporation

Consolidated Balance Sheets

(in millions)

December 31,	2004	2003 (As Restated See Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 964	$ 893
Accounts receivable, net:		
General Motors and affiliates	2,182	2,327
Other customers	1,476	1,501
Retained interest in receivables, net	726	717
Inventories, net:		
Productive material, work-in-process and supplies	1,413	1,318
Finished goods	545	478
Deferred income taxes	39	367
Prepaid expenses and other	354	269
Total current assets	7,699	7,870
Long-term assets:		
Property, net	5,946	6,399
Deferred income taxes	130	3,961
Goodwill	798	773
Other intangible assets	80	81
Pension intangible assets	1,044	1,167
Other	896	815
Total assets	$16,593	$21,066
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 507	$ 892
Accounts payable	3,504	3,133
Accrued liabilities	2,694	2,684
Total current liabilities	6,705	6,709
Long-term liabilities:		
Long-term debt	2,061	2,152
Junior subordinated notes due to Delphi Trust I and II	412	412
Pension benefits	3,523	3,577
Postretirement benefits other than pensions	6,297	5,697
Other	936	905
Total liabilities	19,934	19,452
Commitments and contingencies (Note 13)		
Minority interest	198	168
Stockholders' equity (deficit):		
Common stock, $0.01 par value, 1,350 million shares authorized, 565 million shares issued in 2004 and 2003	6	6
Additional paid-in capital	2,661	2,660
(Accumulated deficit) retained earnings	(3,913)	997
Minimum pension liability	(2,469)	(2,006)
Accumulated other comprehensive income (loss), excluding minimum pension liability	237	(136)
Treasury stock, at cost (3.8 million and 4.7 million shares in 2004 and 2003, respectively)	(61)	(75)
Total stockholders' (deficit) equity	(3,539)	1,446
Total liabilities and stockholders' equity (deficit)	$16,593	$21,066

See notes to consolidated financial statements.

Delphi Corporation

Consolidated Statements of Cash Flows

(in millions)

Year Ended December 31,	2004	2003 (As Restated See Note 2)	2002 (As Restated See Note 2)
Cash flows from operating activities:			
Net (loss) income	$(4,753)	$ (10)	$ 318
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	1,516	1,120	1,002
Deferred income taxes	4,259	(171)	11
Employee and product line charges	192	396	225
Equity income	(86)	(82)	(45)
Changes in operating assets and liabilities:			
Accounts receivable and retained interests in receivables, net	91	(452)	513
Inventories, net	(142)	87	(119)
Prepaid expenses and other	(151)	(197)	(74)
Accounts payable	367	165	131
Employee and product line charge obligations	(296)	(156)	(318)
Accrued and other long-term liabilities	408	78	348
Other	120	92	21
Net cash provided by operating activities	1,525	870	2,013
Cash flows from investing activities:			
Capital expenditures	(967)	(1,088)	(1,155)
Proceeds from sale of property	53	42	68
Cost of acquisitions, net of cash acquired	(61)	(39)	—
Other	157	25	20
Net cash used in investing activities	(818)	(1,060)	(1,067)
Cash flows from financing activities:			
Net repayments of borrowings under credit facilities and other debt	(7)	(707)	(436)
Repayment of debt securities	(500)	—	—
Net proceeds from issuance of debt securities	—	492	—
Net proceeds from junior subordinated notes due to Delphi Trust I and II	—	402	—
Dividend payments	(157)	(157)	(157)
Purchases of treasury stock	—	—	(38)
Issuance of treasury stock	2	1	12
Other	(23)	(27)	(11)
Net cash (used in) provided by financing activities	(685)	4	(630)
Effect of exchange rate fluctuations on cash and cash equivalents	49	51	(44)
Increase (decrease) in cash and cash equivalents	71	(135)	272
Cash and cash equivalents at beginning of year	893	1,028	756
Cash and cash equivalents at end of year	$ 964	$ 893	$1,028

See notes to consolidated financial statements.

Delphi Corporation

Consolidated Statements of Stockholders' Equity (Deficit)

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss: Minimum Pension Liability	Accumulated Other Comprehensive Loss: Other	Treasury Stock	Total Stock-holders Equity (Deficit)
Balance at December 31, 2001 (As Restated, See Note 2)	565	$ 6	$ 2,641	$ 1,003	$ (707)	$ (586)	$ (90)	$ 2,267
Net income (As Restated, See Note 2)	—	—	—	318	—	—	—	318
Currency translation adjustments and other, net of tax (As Restated, See Note 2)	—	—	—	—	—	108	—	108
Net change in unrecognized gain on derivative instruments, net of tax (As Restated, See Note 2)	—	—	—	—	—	(10)	—	(10)
Minimum pension liability adjustment, net of tax	—	—	—	—	(1,268)	—	—	(1,268)
Total comprehensive loss (As Restated, See Note 2)								(852)
Shares issued for employee benefit plans, net	—	—	(5)	—	—	—	17	12
Shares repurchased for employee benefit plans	—	—	—	—	—	—	(38)	(38)
Dividends	—	—	—	(157)	—	—	—	(157)
Balance at December 31, 2002 (As Restated, See Note 2)	565	6	2,636	1,164	(1,975)	(488)	(111)	1,232
Net loss (As Restated, See Note 2)	—	—	—	(10)	—	—	—	(10)
Currency translation adjustments and other, net of tax (As Restated, See Note 2)	—	—	—	—	—	307	—	307
Net change in unrecognized gain on derivative instruments, net of tax (As Restated, See Note 2)	—	—	—	—	—	45	—	45
Minimum pension liability adjustment, net of tax (As Restated, See Note 2)	—	—	—	—	(31)	—	—	(31)
Total comprehensive income (As Restated, See Note 2)								311
Shares issued for employee benefit plans, net	—	—	24	—	—	—	36	60
Dividends	—	—	—	(157)	—	—	—	(157)
Balance at December 31, 2003 (As Restated, See Note 2)	565	6	2,660	997	(2,006)	(136)	(75)	1,446
Net loss	—	—	—	(4,753)	—	—	—	(4,753)
Currency translation adjustments and other (a)	—	—	—	—	—	335	—	335
Net change in unrecognized gain on derivative instruments (a)	—	—	—	—	—	38	—	38
Minimum pension liability adjustment (a)	—	—	—	—	(463)	—	—	(463)
Total comprehensive loss								(4,843)
Shares issued for employee benefit plans, net	—	—	1	—	—	—	14	15
Dividends	—	—	—	(157)	—	—	—	(157)
Balance at December 31, 2004	565	$ 6	$ 2,661	$ (3,913)	$ (2,469)	$ 237	$ (61)	$ (3,539)

(a) These amounts are not presented net of tax due to the existence of a valuation allowance in net U.S. deferred tax asset that was established in 2004.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Delphi Corporation ("Delphi" or the "Company") is a world-leading supplier of vehicle electronics, transportation components, integrated systems and modules. Our most significant customer is General Motors Corporation ("GM") and North America and Europe are our main markets, but we are continuing to diversify our customer base and our geographic markets.

Consolidation—The consolidated financial statements include the accounts of Delphi and domestic and foreign subsidiaries that are majority-owned and variable interest entities of which the Company has determined that it is the primary beneficiary. Delphi's share of the earnings or losses of non-controlled affiliates, over which Delphi exercises significant influence (generally a 20% to 50% ownership interest), is included in the consolidated operating results using the equity method of accounting. All significant intercompany transactions and balances between the Delphi businesses have been eliminated.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue Recognition—Delphi's revenue recognition policy is in accordance with accounting principles generally accepted in the United States of America, which requires the recognition of sales when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. Delphi generally records sales upon shipment of product to customers and transfer of title under standard commercial terms. From time to time, we may enter into pricing agreements with our customers that provide for price reductions that are conditional upon achieving certain joint cost saving targets. During 2002, we entered into one such agreement and in connection with this agreement, we recognized revenue reflecting the full price reduction until the status of the joint saving efforts were finalized. Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. In addition, from time to time we make payments to customers in conjunction with ongoing and future business. We recognize these payments to customers as a reduction to revenue at the time we commit to make these payment.

Research and Development—Delphi incurs costs in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Research and development expenses (including engineering) were $2.1 billion for the year ended December 31, 2004, $2.0 billion for the year ended December 31, 2003, and $1.9 billion for the year ended December 31, 2002.

Cash and Cash Equivalents—Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of 90 days or less.

Marketable Securities—Delphi generally holds marketable securities with maturities of 90 days or less, which are classified as cash and cash equivalents for financial statement purposes. We also have securities that are held for a period longer than 90 days. Debt securities are classified as held-to-maturity, and accordingly are recorded at cost in Delphi's consolidated financial statements. Equity securities are classified as available-for-sale and are recorded in the consolidated financial statements at market value with changes in market value included in other comprehensive income. At December 31, 2004 and 2003, we have available-for-sale securities with a cost basis of $22 million and $22 million, respectively, and a carrying value of $38 million and $27 million, respectively. In the event that our debt or equity securities experience an other than temporary impairment, such impairment is recognized as a loss in the Statement of Operations.

Accounts Receivable—In addition to the asset securitization programs discussed in Note 5 Asset Securitizations, from time to time we enter into agreements to sell our accounts receivable. These transactions result in a reduction in our accounts receivable. The allowance for doubtful accounts, which is established based upon analysis of trade receivables that are past their contractual due date, was $91 million and $92 million as of December 31, 2004 and 2003, respectively.

Retained Interest In Receivables—Under Delphi's United States ("U.S.") revolving accounts receivable securitization program, the Company sells a portion of its U.S. and Canadian trade receivables to Delphi Receivables LLC ("DR"), a wholly-owned consolidated special purpose entity. DR may then sell, on a non-recourse basis (subject to certain limited exceptions), an undivided interest in the receivables to asset-backed, multi-seller commercial paper conduits (the "Conduits"). When DR sells an undivided interest to the Conduits, DR retains the remaining undivided interest. The value of the retained interest, which may include eligible undivided interests that we elect not to sell, is shown separately on our consolidated balance sheet and therefore is not included in our accounts receivable. The allowance for doubtful accounts applicable to the retained interest is allocated to DR from Delphi's allowance reserve based on the percentage of receivables sold to DR. We assess the recoverability of the retained interest on a quarterly basis and adjust to the carrying value as necessary.

Inventories— Inventories are stated at the lower of cost, determined on a first-in, first-out basis ("FIFO"), or market, including direct material costs and direct and indirect manufacturing costs. Prior to 2003, our inventories in the U.S. were valued substantially using the last-in, first-out ("LIFO") method. During 2003, we changed our method of costing our inventories in the U.S. from the LIFO method to the FIFO method. In accordance with accounting principles generally accepted in the United States of America, prior periods have been adjusted to give retroactive effect to the change. The effect of the change did not have a significant impact on results for 2003 or 2002. Our inventory balances as of December 31, 2004 and 2003 are presented net of valuation allowances, primarily for excess and obsolete material, of $126 million and $136 million, respectively.

From time to time, we may receive payments from suppliers. We recognize these payments from suppliers as a reduction of the cost of the material acquired during the period to which the payments relate.

Property—Property, plant and equipment, including internally-developed internal use software, is recorded at cost. Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided based on the estimated useful lives of groups of property generally using an accelerated method, which accumulates depreciation of approximately two-thirds of the depreciable cost during the first half of the estimated useful lives, or using straight-line methods. Leasehold improvements are amortized over the period of the lease or the life of the property, whichever is shorter, with the amortization applied directly to the asset account.

Special Tools—Special tools balances represent tools, dies, jigs and other items used in the manufacture of customer components. These amounts, which are included within property in the consolidated balance sheet, include Delphi-owned tools and costs incurred on customer-owned special tools which are subject to reimbursement, pursuant to the terms of a customer contract. Delphi-owned special tools balances are amortized over the special tool's expected life or the life of the related vehicle program, whichever is shorter. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract.

Valuation of Long-Lived Assets— Delphi periodically evaluates the carrying value of long-lived assets held for use including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset held for use is considered impaired when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets.

Intangible Assets—We have approximately $80 million of intangible assets, other than goodwill. These intangible assets are being amortized over their useful lives, generally 3-17 years.

Environmental Liabilities—We recognize environmental cleanup liabilities when a loss is probable and can be reasonably estimated. Such liabilities generally are not subject to insurance coverage. The cost of each environmental cleanup is estimated by engineering, financial, and legal specialists within Delphi based on current law. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that, where applicable, other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where Delphi may be jointly and severally liable. For closed or closing plants owned by Delphi and properties being sold, an estimated liability is typically recognized at the time the closure decision is made or sale is recorded and is based on an environmental assessment of the plant property. The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remediation and technology will be required, and the outcome of discussions with regulatory agencies and other PRPs at multi-party sites. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remediation methodology to be used could significantly change Delphi's estimates.

Warranty—We recognize expected warranty costs for products sold principally at the time of sale of the product based on management estimates of the amount that will eventually be required to settle such obligations. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. Our estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims.

Postemployment Benefits and Employee Termination Benefits—Delphi's postemployment benefits primarily relate to Delphi's extended-disability benefit program in the U.S., supplemental unemployment compensation benefits and employee termination benefits, mainly pursuant to union or other contractual agreements. Extended-disability benefits are accrued on a service-driven basis and supplemental unemployment compensation benefits are accrued on an event-driven basis. Accruals for postemployment benefits represent the future cash expenditures expected during the period between the idling of affected employees and the time when such employees are redeployed, retire or otherwise terminate their employment. Discounting of these future cash expenditures is based on the nature of the obligation and the timing of the expected benefit payments. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued when management commits to a termination plan and the benefit arrangement is communicated to affected employees.

Foreign Currency Translation—Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end-of-period currency exchange rates. The consolidated Statements of Operations of foreign subsidiaries are translated to U.S. dollars at average-period currency exchange rates. The effect of translation for foreign subsidiaries is generally reported other comprehensive income. The effect of remeasurement of assets and liabilities of foreign subsidiaries that use the U.S. dollar as their functional currency is primarily included in cost of goods sold. Also included in cost of goods sold are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net transaction gains and losses, as described above, increased net loss by $32 million in 2004, decreased net loss by $43 million in 2003, and increased net income by $33 million in 2002.

Stock-Based Compensation—Delphi's stock-based compensation programs include stock options, restricted stock, and stock appreciation rights (SARs). As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," Delphi accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, Delphi has followed the nominal vesting period approach for awards issued with retirement eligible provisions, and will continue to follow this approach for existing awards and new awards issued prior to the adoption of SFAS No. 123(R) in January 2006. Following the adoption of SFAS No. 123(R), Delphi will recognize compensation cost based on the grant-date fair value of the equity or liability instruments issued, with expense recognized over the periods that an employee provides service in exchange for the award. We are currently assessing the effects of SFAS 123(R), but have not yet determined the impact on the consolidated financial statements.

Stock options granted during 2004, 2003 and 2002 were exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted. Compensation expense for the restricted stock is recognized over the vesting period. Compensation expense for SARs is recognized when the current stock price is greater than the SARs' exercise price.

If we accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123 and related amendments, our net income (loss) and basic and diluted earnings (loss) per share would have been as follows:

(in millions, except per share amounts)

Year Ended December 31,	2004	2003	2002
Net (loss) income, as reported	$(4,753)	$ (10)	$ 318
Add: Stock-based compensation expense recognized, net of related tax effects	11	8	12
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(23)	(25)	(55)
Pro forma net (loss) income	$(4,765)	$ (27)	$ 275
(Loss) earnings per share:			
Basic – as reported	$ (8.47)	$ (0.02)	$ 0.57
Diluted – as reported	$ (8.47)	$ (0.02)	$ 0.57
Basic and Diluted – pro forma	$ (8.49)	$ (0.05)	$ 0.49

The weighted average fair value of stock options granted was $3.02, $2.27, and $4.31 during 2004, 2003 and 2002, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected volatility	37.4%	38.6%	37.9%
Risk-free interest rate	4.1%	2.7%	3.9%
Expected life (years)	5.0	5.0	5.0
Dividend yield	2.8%	3.5%	2.3%

Notes to Consolidated Financial Statements

Derivative Financial Instruments—SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value with changes in fair value reported currently through earnings unless the transactions qualify and are designated as normal purchases or sales or meet special hedge accounting criteria.

Delphi manages its exposure to fluctuations in currency exchange rates, interest rates and certain commodity prices by entering into a variety of forward contracts, options and swaps with various counterparties. Such financial exposures are managed in accordance with Delphi's corporate policies and procedures. Delphi does not enter into derivative transactions for speculative or trading purposes.

As part of the hedging program approval process, Delphi management representatives are required to identify the specific financial risk which the derivative transaction will minimize, the appropriate hedging instrument to be used to reduce the risk and the correlation between the financial risk and the hedging instrument. Purchase orders, letters of intent, capital planning forecasts and historical data are used as the basis for determining the anticipated values of the transactions to be hedged. Delphi does not enter into derivative transactions that do not have a correlation with the underlying financial risk. The hedge positions entered into by Delphi, as well as the correlation between the transaction risks and the hedging instruments, are reviewed by Delphi management on an ongoing basis.

Foreign exchange forward and option contracts are accounted for as hedges of firm or forecasted foreign currency commitments to the extent they are designated and assessed as effective. All other foreign exchange contracts are marked to market on a current basis. Commodity swaps and options are accounted for as hedges of firm or anticipated commodity purchase contracts to the extent they are designated and assessed effective. All other commodity derivative contracts that are not designated as hedges are either marked to market on a current basis or are exempted from mark to market accounting as normal purchases. At December 31, 2004 and 2003, our exposure to movements in interest rates was not significant, and Delphi had no amounts outstanding under derivative instruments to manage interest rate risk or minimize interest expense.

Common Stock and Preferred Stock—We currently have one class of common stock outstanding. There are 1,350 million shares of common stock authorized, of which 561,210,311 are outstanding (565,025,907 shares issued less 3,815,596 shares held as treasury stock) at December 31, 2004. Holders of our common stock are entitled to one vote per share with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. We paid dividends of $0.28 per share in 2004, 2003, and 2002. There are no cumulative voting rights. Our Board of Directors is also empowered to cause to be issued, in one or more series, preferred stock. The specific terms including the designation of shares, number of shares and dividend features of the preferred stock would be determined at issuance. As of December 31, 2004, we have not issued any preferred stock.

Earnings Per Share—The basic earnings per share amounts were computed using weighted average shares outstanding for each respective year. Diluted earnings per share amounts also reflect the weighted average impact from the date of issuance of all potentially dilutive securities during the years presented, unless the inclusion would have an antidilutive effect.

Weighted average shares outstanding used in calculating basic and diluted earnings per share were:

(in thousands) Year Ended December 31,	2004	2003	2002
Weighted average shares outstanding	560,905	560,114	559,589
Effect of dilutive securities	—	—	2,842
Diluted shares outstanding	560,905	560,114	562,431

Securities excluded from the computation of diluted earnings per share were approximately 91 million, 87 million, and 62 million anti-dilutive securities for the years ended 2004, 2003 and 2002, respectively.

Reclassifications—Reclassifications have been made to present minority interest and equity income separately in the Consolidated Statements of Operations, which also resulted in a reclassification of income tax expense. Intangible assets and minority interest have been reclassified for separate presentation on the Consolidated Balance Sheets. Equity income has also been reclassified in the Consolidated Statements of Cash Flows.

2. RESTATEMENT

Subsequent to the issuance of Delphi's consolidated financial statements for the years ended December 31, 2003 and 2002, and following an internal investigation conducted by the Audit Committee of its Board of Directors, Delphi management determined that its originally issued financial statements for those periods required restatement to correct the accounting for a number of transactions recorded in prior years. Such transactions included (i) rebates, credits and other lump sum payments from suppliers; (ii) disposition of indirect material and other inventories; (iii) warranty settlements with Delphi's former parent company; and (iv) certain other transactions. The effects of the restatement adjustments on Delphi's originally reported financial position, results of operations and cash flows as of and for the year ended December 31, 2003 and 2002, and on its originally reported retained earnings at December 31, 2001, are summarized below.

(in millions)	Income (loss) Year Ended December 31, 2003	Income (loss) Year Ended December 31, 2002	Retained Earnings at December 31, 2001
As originally reported	$(56)	$342	$1,268
Adjustments for:			
Information technology service provider rebates (a)	13	13	(58)
Non-IT supplier rebates (a)	(5)	2	(28)
Deferred expense recognition for IT services (b)	20	(22)	—
Indirect material dispositions (c)	45	—	(50)
Warranty settlements with former parent company (d)	28	(20)	(225)
Period-end accruals and other out of period items (e)	(34)	(14)	(29)
Other (f)	—	(18)	(41)
Total	67	(59)	(431)
Related tax effects	(21)	35	166
Total adjustments, net of tax	46	(24)	(265)
As restated	$(10)	$318	$1,003

The following represent the adjustments included in the restatement (all amounts are pre-tax unless otherwise noted):

(a) *Information technology service provider and non-IT supplier rebates*
Delphi recognized the benefit of payments and credits received for entering into agreements for future information technology and other services or products in the periods in which the credits were received rather than in the periods when the contracted services were performed or the products were delivered. In addition, in some instances credits were recognized without sufficient certainty of the collectibility of the amounts recorded. Finally, Delphi did not recognize liabilities for certain payments from IT suppliers that were repayable.

(b) *Deferred expense recognition for IT services*
Delphi improperly deferred recognition of approximately $22 million of payments made for system implementation services in 2002. These payments should have been recorded as expense when services were rendered, rather than deferred and recorded as an expense in later periods.

(c) *Indirect material dispositions*
In 1999 and 2000, Delphi improperly recorded asset dispositions, in a series of transactions, amounting to approximately $145 million of indirect materials to an indirect material management company. The transactions should not have been accounted for as asset dispositions but rather as financing transactions, principally because Delphi had an obligation to repurchase such materials. In 2002 and 2003, Delphi repurchased certain indirect materials, recording a portion in its consolidated balance sheet and writing-off the balance of the material. In addition, at December 31, 2003 Delphi recorded the remaining materials in its consolidated balance sheet with a liability to the third party.

(d) *Warranty settlements with former parent company*
In 2000 and 2001 Delphi improperly accounted for cash payments of $202 million to, and credits of $30 million received from, its former parent company in settlement of warranty obligations between the two companies. The cash payments should have been recorded as additional warranty expense rather than as a reduction of Delphi's pension benefit obligations. The credits should have been recognized as a reduction to warranty obligations when utilized. The income impact of the warranty settlement adjustments is partially offset by the reversal of pension expense recognized in conjunction with the original accounting treatment. In addition, Delphi should have recognized a $10 million warranty obligation to its former parent in the first quarter of 2003.

(e) *Period-end Accruals and Out-of-period Adjustments*
Delphi identified obligations that were not properly accrued for at the end of an accounting period. Additionally, as part of the restatement process, accounting adjustments were identified that were not recorded in the proper period. These items were not material to the financial statements as originally reported. However, as part of the restatement, these out-of-period adjustments are being recognized in the period in which the underlying transaction occurred.

(f) *Other*
Represents adjustments recorded to correct other miscellaneous items identified in the restatement, none of which are individually significant. Amounts include balance sheet reclassifications required to give effect to restatement adjustments, including the reclassification of tax-related liabilities from long-term to current of approximately $407 million.

The following is a summary of the impact of the restatement on the originally issued consolidated statement of operations, consolidated balance sheets and consolidated statement of cash flows included in this report.

Consolidated Statements of Operations

	Year Ended December 31, 2003		Year Ended December 31, 2002	
(in millions, except per share amounts)	As Originally Reported	Restated	As Originally Reported	Restated
Net sales:				
General Motors and affiliates	$17,028	$ 17,029	$17,862	$18,094
Other customers	11,068	11,048	9,565	9,547
Total net sales	28,096	28,077	27,427	27,641
Operating expenses:				
Cost of sales, excluding items listed below	24,980	24,876	24,016	24,307
Selling, general and administrative	1,588	1,596	1,510	1,469
Depreciation and amortization	1,110	1,120	988	1,002
Employee and product line charges	396	396	225	225
Total operating expenses	28,074	27,988	26,739	27,003
Operating income	22	89	688	638
Interest expense	(198)	(211)	(191)	(210)
Other income (expense), net	(3)	6	3	9
(Loss) income before income taxes, minority interest, and equity income	(179)	(116)	500	437
Income tax benefit (expense)	81	69	(190)	(132)
Minority interest, net of tax	(44)	(45)	(32)	(32)
Equity Income	86	82	64	45
Net (loss) income	$ (56)	$ (10)	$ 342	$ 318
(Loss) earnings per share				
Basic and diluted	$ (0.10)	$ (0.02)	$ 0.61	$ 0.57

Consolidated Balance Sheet

(in millions)	December 31, 2003 As Originally Reported	December 31, 2003 Restated
ASSETS		
Current assets:		
Cash and cash equivalents	$ 880	$ 893
Accounts receivable, net:		
General Motors and affiliates	2,326	2,327
Other customers	1,438	1,501
Retained interest in receivables, net	717	717
Inventories, net:		
Productive material, work-in-process and supplies	1,518	1,318
Finished goods	478	478
Deferred income taxes	420	367
Prepaid expenses and other	269	269
Total current assets	8,046	7,870
Long-term assets:		
Property, net	6,167	6,399
Deferred income taxes	3,835	3,961
Goodwill	776	773
Other intangible assets	79	81
Pension intangible assets	1,167	1,167
Other	834	815
Total assets	$ 20,904	$ 21,066
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 801	$ 892
Accounts payable	3,158	3,133
Accrued liabilities	2,232	2,684
Total current liabilities	6,191	6 ,709
Long-term liabilities:		
Long-term debt	2,022	2,152
Junior subordinated notes due to Delphi Trust I and II	412	412
Pension benefits	3,574	3,577
Postretirement benefits other than pensions	5,697	5,697
Other	1,271	905
Total liabilities	19,167	19,452
Minority interest	167	168
Stockholders' equity:		
Common stock, $0.01 par value, 1,350 million shares authorized, 565 million shares issued in 2004 and 2003	6	6
Additional paid-in capital	2,667	2,660
Retained earnings	1,241	997
Minimum pension liability	(2,118)	(2,006)
Accumulated other comprehensive loss, excluding minimum pension liability	(151)	(136)
Treasury stock, at cost (4.7 million shares in 2003)	(75)	(75)
Total stockholders' equity	1,570	1,446
Total liabilities and stockholders' equity	$ 20,904	$ 21,066

Consolidated Statements of Cash Flows

	Year Ended December 31, 2003		Year Ended December 31, 2002	
(in millions)	As Originally Reported	Restated	As Originally Reported	Restated
Cash and cash equivalents at beginning of period	$ 1,014	$ 1,028	$ 757	$ 756
Cash flows provided by (used in) operating activities	737	870	2,073	2,013
Cash flows used in investing activities	(1,017)	(1,060)	(981)	(1,067)
Cash flows provided by (used in) financing activities	95	4	(791)	(630)
Effect of exchange rate changes in cash	51	51	(44)	(44)
Net (decrease) increase in cash and cash equivalents	(134)	(135)	257	272
Cash and cash equivalents at end of period	$ 880	$ 893	$ 1,014	$1,028

Also, as discussed in Note 20 Quarterly Data (Unaudited), Delphi's originally reported quarterly financial information for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and for the four quarters in the year ended December 31, 2003 have been restated to give effect to the restatement adjustments.

Refer to Note 20 Quarterly Data (Unaudited) for a summary of the impact of the restatement on the 2004 and 2003 quarterly information. In addition, certain amounts in the notes to the consolidated financial statements have been restated to reflect the restatement adjustments described above.

3. EMPLOYEE AND PRODUCT LINE CHARGES

2004 and 2003 Charges

In the fourth quarter of 2004, Delphi recorded charges totaling $456 million pre-tax primarily related to the recoverability of certain of Delphi's U.S. legacy plant and employee cost structure. Included in the $456 million total are asset impairment charges of $363 million ($326 million of which is included in depreciation and amortization expense), $81 million of postemployment obligations and $14 million of other exit costs, reduced by $2 million reversal of the employee and product line charges taken in Q3 2003. The asset impairment and employee charges were principally necessitated by the substantial decline during the second half of 2004 in Delphi's U.S. profitability, especially at the impaired sites, combined with the budget business plan outlook for such sites and product lines. Management determined the asset impairment charges by comparing the estimated future cash flows against carrying values of plant and product line assets. Where the carrying value exceeded the future cash flows, an impairment charge is being recognized for the amount that the carrying value exceeds the discounted future cash flows. The $81 million of postemployment benefit liability represents estimated costs for inactive employees, primarily at U.S. sites being consolidated throughout the duration of their contractual employment. These charges will result in future cash expenditures of $81 million, principally in the Automotive Holdings Group (AHG) sector.

In the third quarter of 2003, Delphi approved plans to reduce our U.S. hourly workforce by up to approximately 5,000 employees, our U.S. salaried workforce by approximately 500 employees, and our non-U.S. workforce by approximately 3,000 employees over a 15 month period. In the third quarter of 2004, we anticipated more than 1,000 additional U.S. hourly employees would leave Delphi bringing our total attrition to more than 6,000. We achieved our planned reduction in our U.S. salaried and non-U.S. hourly workforce. With respect to our U.S. hourly workforce reductions, we achieved approximately 6,175 reductions in comparison to our plan of more than 6,000 employees. A substantial portion of this reduction was achieved in the first half of 2004 due in part to the completion of the new hourly labor contracts negotiated at the end of 2003. During the second half of 2004, we experienced much lower attrition rates among our U.S. hourly workforce as compared to the first half of the year. Our plans entailed reductions to our workforce through a variety of methods including regular attrition and retirements, and voluntary and involuntary separations, as applicable. Under certain elements of the plans, the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America ("UAW") hourly employees were permitted to return to GM ("flowback").

As required under generally accepted accounting principles, we record the costs associated with flowbacks as the employees accept the offer to exit Delphi. We incurred total charges related to these initiatives of approximately $746 million (pre-tax) through December 31, 2004, of which $185 million ($86 million in cost of sales and $99 million in employee and product line charges) were recorded during 2004, and $561 million was recorded in 2003. The charges to cost of sales include costs for employees who are idled prior to separation. Plans to separate U.S. salaried and non-U.S. salaried employees under a variety of programs were substantially completed during the first quarter of 2004. During 2004, approximately 4,575 U.S. hourly employees flowed back to GM, retired, or separated through other means.

Following is a summary of the activity in the 2003 and 2004 employee and product line charges (in millions):

Employee and Product Line Charges	Employee Costs	Exit Costs	Total
2003 charges	$381	$ 15	$ 396
Usage during 2003	(135)	(3)	(138) (a)
Transfer to long-term liabilities	—	(7)	(7)
Balance at December 31, 2003	$246	$ 5	$ 251
Charges during 2004	180	14	194
Usage during 2004	(302)	(1)	(303) (b)
Less: reversal of 2003 charges	—	(2)	(2)
Balance at December 31, 2004	$124	$ 16	$ 140 (c)

(a) *The total cash paid in 2003 was $156 million, as shown on our consolidated statement of cash flows. Of this amount, $132 million was paid in 2003 related to the 2003 charges and $24 million was paid in the first quarter of 2003 related to the 2002 charges discussed below. The $138 million of usage in 2003 includes $6 million of non-cash special termination pension and postretirement benefits. In addition, we paid $44 million associated with the 2003 charges that was recorded in cost of sales. The total cash paid for 2003 was $200 million.*

(b) *The total cash paid for 2004 was $296 million, as shown on our consolidated statement of cash flows. Our total usage was $303 million with $7 million of non-cash special termination pension and postretirement benefits for the year ended December 31, 2004. In addition, we paid $94 million associated with the 2003 charges for the year ended December 31, 2004 that was recorded in cost of sales. The total cash paid for 2004 was $390 million.*

(c) *This amount is included in accrued liabilities in the accompanying consolidated balance sheet.*

2002 Charges

In the first quarter of 2002, Delphi approved restructuring plans to eliminate approximately 6,100 positions from our global workforce, which included 3,100 U.S. employees and 3,000 employees in non-U.S. locations, downsize more than 25 selected facilities in the U.S. and Europe, and exit certain other activities by the end of the first quarter of 2003. The restructuring charge totaled $231 million with $222 million of employee costs (including postemployment benefits and special termination pension benefits) and $9 million in other exit costs (lease and contract cancellation fees). This charge, when netted against a $6 million reversal for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million in the first quarter of 2002. The restructuring actions were completed as planned in the first quarter of 2003. Total cash paid for restructuring was $200 million, with $191 million for employee costs and $9 million for other exit costs. The cash outflows for the first quarter of 2003 were $24 million, with $17 million for employee costs and $7 million for other exit costs.

Following is a summary of our actions related to our 2002 restructuring charge (in millions):

Employee and Product Line Charges	Employee Costs	Exit Costs	Total
First quarter 2002 restructuring charge	$222	$ 9	$ 231
Usage in 2002	(205)	(2)	(207)
Balance at December 31, 2002	$ 17	$ 7	$ 24
Usage in first quarter 2003	(17)	(7)	(24) (a)
Balance at March 31, 2003	$ —	$ —	$ —

(a) *The total cash paid in 2003 was $156 million, as shown on our consolidated statement of cash flows. Of this amount, $132 million was paid in 2003 related to the 2003 charges discussed above and $24 million was paid in the first quarter related to the 2002 charges.*

2001 Charges Recorded in 2002

In the first quarter of 2002, we recorded an additional loss of $37 million related to the 2001 restructuring, reflecting additional anticipated employee-related payments, due to changes in the proposed disposition at that time. In July 2002, we determined that we would not complete the transaction and began a process to wind down the generator product line. However, due to the change from our original plan to sell this product line, in the second quarter of 2002, we reclassified the generator product line as held for use from held for sale. No additional adjustments were required as the result of the reclassification. The $37 million for contractually required payments (principally employee related) was recorded in cost of sales during the first quarter of 2002.

4. ACQUISITIONS AND DIVESTITURES

On December 7, 2004, Delphi Medical Systems, a subsidiary of Delphi, acquired Peak Industries, Inc. ("Peak"), for approximately $44 million, net of cash acquired. Approximately $30 million of the purchase price has been identified as goodwill and other intangible assets. Peak is a Colorado-based contract manufacturer of medical devices. This strategic acquisition provides Delphi Medical Systems access to new customers in its target markets of dialysis, infusion, patient monitoring, and respiratory devices, thus contributing significantly to Delphi's strategy of customer diversification with key new customers. The addition of this operation will complement Delphi Medical Systems' existing capabilities by enhancing its medical device manufacturing compliance expertise. In addition, employees from this new company are trained and experienced in manufacturing for the medical device industry and have broad expertise manufacturing complex, state-of-the-art commercial and medical devices under the highest quality standards, and compliant with Food and Drug Administration and ISO-13485 standards.

On September 1, 2004, Delphi acquired the intellectual property and substantially all the assets and certain liabilities of Dynamit Nobel AIS GmbH Automotive Ignition Systems ("Dynamit Nobel AIS"), a wholly-owned subsidiary of mg technologies AG, for approximately $17 million, net of cash acquired. Dynamit Nobel AIS is a designer and manufacturer of igniters, propellants, micro-gas generators and related products for the automotive industry.

The purchase prices and related allocations for Peak and Dynamit Nobel AIS are preliminary and may be revised as additional information is obtained.

In November 2003, Delphi acquired Grundig Car InterMedia System GmbH ("Grundig"), a wholly-owned subsidiary of Grundig AG, for approximately $39 million, net of cash acquired. Grundig is a full-line producer of vehicle audio systems, telematics devices and other vehicle entertainment products primarily for the European automotive original equipment and aftermarket segments. With this acquisition, Delphi will significantly boost its European electronic sales, strengthen customer relationships and achieve synergy savings through integration.

The acquisitions have been accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of acquisition. The pro forma effects of these acquisitions would not be materially different from reported results.

5. ASSET SECURITIZATIONS

U.S. Program

We maintain a revolving accounts receivable securitization program in the U.S. ("U.S. Facility Program"). Under this U.S. Facility Program, we sell a portion of our U.S. originated trade receivables to Delphi Receivables LLC ("DR"), a wholly-owned consolidated special purpose entity. DR may then sell, on a non-recourse basis (subject to certain limited exceptions), an undivided interest in the receivables to asset-backed, multi-seller commercial paper conduits ("Conduits"). Neither the Conduits nor the associated banks are related to Delphi or DR. The Conduits typically finance the purchases through the issuance of A1/P1 rated commercial paper. In the event that the Conduits become unable to or otherwise elect not to issue commercial paper and make purchases, the associated banks are obligated to make the purchases. The sale of the undivided interest in the receivables from DR to the Conduits is accounted for as a sale under the provisions of SFAS No. 140, "Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). When DR sells an undivided interest to the Conduits, DR retains the remaining undivided interest. The value of the undivided interest sold to the Conduits is excluded from our consolidated balance sheet thereby reducing our accounts receivable. The value of the retained interest in receivables held by DR, which may include eligible undivided interests that we elect not to sell, is shown separately on our consolidated balance sheet and therefore is not included in our accounts receivable. As of December 31, 2004 and 2003, the retained interest in receivables was $726 million and $717 million, respectively. We assess the recoverability of the retained interest on a quarterly basis and adjust to the carrying value as necessary.

At the time DR sold the undivided interest to the Conduits the sale was recorded at fair value with the difference between the carrying amount and fair value of the assets sold included in operating income as a loss on sale. This difference between carrying value and fair value is principally the estimated discount inherent in the U.S. Facility Program, which reflects the borrowing costs as well as fees and expenses of the Conduits (approximately 1.4% to 2.7% in 2004 and 1.4% to 1.6% in 2003), and the length of time the receivables are expected to be outstanding. The loss on sale was approximately $4.4 million and $5 million for the years ended December 31, 2004 and 2003, respectively. Additionally, we perform collections and administrative functions on the receivables sold similar to the procedures we use for collecting all of our receivables, including receivables that are not sold under the U.S. Facility Program. We can elect to keep the collections and sell additional receivables in exchange; or, we can transfer the cash collections to the Conduits thereby reducing the amount of sales of undivided interests to the Conduits. The nature of the collection and administrative activities and the terms of the U.S. Facility Program do not result in the recognition of a servicing asset or liability under the provisions of SFAS 140 because the benefits of servicing are just adequate to compensate us for our servicing responsibilities.

The U.S. Facility Program, which is among Delphi, DR, the Conduits, the sponsoring banks and their agents, was renewed on March 29, 2004 and extended through March 24, 2005. The program was increased from $500 million to $600 million in March 2004 and can be extended for additional 364-day periods based upon the mutual agreement of the parties. The U.S. Facility Program contained a financial covenant and certain other covenants similar to our revolving credit facilities that, if not met, could result in a termination of the program. At December 31, 2004, we were in compliance with all such covenants.

In March 2005, Delphi amended and renewed through March 22, 2006 its U.S. Facility Program, increasing the borrowing limit from $600 million to $731 million. In addition, the U.S. Facility Program was amended to conform the leverage ratio financial covenant consistent with the amended credit facilities' covenant. Also, the U.S. program lenders granted waivers similar to those granted under the credit facilities' amendments. The U.S. program amendment also allows Delphi to maintain effective control over the receivables such that this program will be accounted for prospectively as a secured borrowing.

In June 2005, Delphi further amended the U.S. Facility Program to add a new co-purchaser to the program, to adjust the borrowing limit from $731 million to $730 million, and to conform the leverage ratio financial covenant consistent to the amended Facilities covenant. The U.S. Facility Program lenders also granted waivers similar to those granted under the Facilities amendments.

The table below summarizes certain cash flows received from and paid to the Conduits under the revolving U.S. Facility Program during the years ended December 31, 2004 and 2003 (in millions):

Year Ended December 31,	2004	2003
Undivided interests sold at beginning of period	$ 323	$ —
Proceeds from new securitizations (sale of undivided interests)	2,760	1,708
Collections related to undivided interest sold (a)	(3,803)	(2,589)
Collections reinvested through sale of additional undivided interests	1,070	1,204
Undivided interests sold at December 31	$ 350	$ 323

(a) Of the collections received on the undivided interests sold, for the year ended December 31, 2004, $2,733 million was remitted to the Conduits and $1,070 million was reinvested. For the year ended December 31, 2003, $1,385 million was remitted to the Conduits and $1,204 million was reinvested.

European Program

On December 23, 2004, we renewed the trade receivable securitization program for certain of our European accounts receivable at €225 million ($307 million at December 31, 2004 currency exchange rates) and £10 million ($19 million at December 31, 2004 currency exchange rates). Prior to the renewal and as of December 31, 2003, the program was entered into at €330 million ($415 million at December 31, 2003 currency exchange rates) and £30 million ($54 million at December 31, 2003 currency exchange rates). Accounts receivable transferred under this program are accounted for as short-term debt. As of December 31, 2004 and 2003, we had no significant accounts receivable transferred under this program. The program expires on December 1, 2005 and can be extended, based upon the mutual agreement of the parties. Additionally, the European program contains a financial covenant and certain other covenants similar to our revolving credit facilities (discussed above) that, if not met, could result in a termination of the agreement. At December 31, 2004 and 2003, we were in compliance with all such covenants.

In March 2005, Delphi amended the European trade receivables securitization program. The European program was also amended to conform the leverage ratio financial covenant consistent with the amended credit facilities' covenant and amended other procedural terms.

6. INCOME TAXES

Income (loss) before income taxes, equity income and minority interest for U.S. and non-U.S. operations was:

(in millions)

Year Ended December 31,	2004	2003	2002
U.S. income (loss)	$ (1,450)	$ (742)	$ 88
Non-U.S. income	681	575	314
Subtotal before impact of minority interest	(769)	(167)	402
Minority interest, primarily non-U.S.	47	50	35
Total	$ (722)	$ (117)	$ 437

The provision (benefit) for income taxes was:

(in millions)

Year Ended December 31,	2004	2003	2002
Current income tax expense (benefit), net			
U.S. federal	$ (277)	$ 61	$ 77
Non-U.S.	132	117	79
U.S. state and local	(3)	4	2
Total current income tax expense (benefit)	(148)	182	158
Deferred income tax expense (benefit), net			
U.S. federal	4,039	(288)	(34)
Non-U.S.	(17)	50	4
U.S. state and local	197	(18)	2
Total deferred income tax expense (benefit)	4,219	(256)	(28)
Investment tax credits	(1)	(1)	(1)
Subtotal before impact of minority interest	4,070	(75)	129
Income tax provision related to minority interest	8	6	3
Total income tax provision (benefit)	$ 4,078	$ (69)	$ 132

A reconciliation of the provision (benefit) for income taxes compared with the amounts at the U.S. federal statutory rate was:

(in millions) Year Ended December 31,	2004	2003	2002
Tax at U.S. federal statutory income tax rate	$ (269)	$ (59)	$ 141
U.S. state and local income taxes	(9)	(14)	3
Impact of change in state and local effective rate	37	—	—
Non-U.S. income taxed at other rates	(125)	(23)	(39)
Change in valuation allowance	4,677	33	13
Research and experimentation credits, gross	(57)	(57)	(61)
Other tax credit and deduction carryforwards	(30)	(29)	(3)
Provision-to-return adjustments	(23)	(10)	5
Various nondeductible expenses	12	12	12
U.S. tax on unremitted earnings of non-U.S. subsidiaries	76	11	21
Residual tax on non-U.S. earnings remitted from joint ventures	5	6	4
U.S. tax on non-U.S. located branches	1	5	—
ESOP payments	(4)	(4)	—
Difference in basis for RSU awards	—	10	—
Reversal of income tax reserves due to completion of pre-1998 tax audits	(165)	—	—
Reversal of income tax reserves due to completion of U.S. federal income tax audits for post-separation 1999 and 2000	(12)	—	—
Other changes in tax reserves	(20)	30	32
Medicare reimbursement	(22)	—	—
Other adjustments	(2)	14	1
Total income tax provision (benefit)	$ 4,070	$ (75)	$ 129

Deferred income tax assets and liabilities for 2004 and 2003 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Temporary differences that gave rise to deferred tax assets and liabilities included:

December 31,	2004		2003	
(in millions)	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other postretirement benefits	$ 2,523	$ —	$ 2,336	$ —
Pension benefits	1,034	38	880	32
Other employee benefits	169	54	156	45
Depreciation	36	271	59	366
Tax on unremitted profits	—	248	—	181
Net operating loss carryforwards	1,241	—	1,062	—
General business credit carryforwards	328	—	309	—
Other U.S	363	154	386	141
Other non-U.S.	89	63	53	83
Total	5,783	828	5,241	848
Valuation allowances	(4,947)	—	(206)	—
Total deferred taxes	$ 836	$ 828	$ 5,035	$ 848

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Valuation allowances are provided against deferred tax assets, when based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Due to Delphi's history of U.S. losses over the past three years, combined with the deterioration in its current U.S. operating outlook for the near to medium term that occurred in 2005, Delphi determined that it could no longer support realization of such amounts under Statement of Financial Accounting Standards (SFAS) No. 109 *Accounting for Income Taxes.* Accordingly, Delphi recorded an additional $4,731 million valuation allowance on the U.S. deferred tax assets as of December 31, 2004. Of this amount, $4,667 million was recorded to income tax expense and $64 million was recorded to other comprehensive income. We continue to maintain the underlying tax benefits to offset future taxable income and will monitor the need for a valuation allowance based on the profitability of our U.S. operations. In addition, there was a $10 million increase in valuation allowances for certain non-US net deferred tax assets.

Delphi has deferred tax assets for net operating loss (NOL) carryforwards of $151 million, net of a valuation allowance of $1,090 million. Of this amount, $953 million is related to the U.S. (subject to a full valuation allowance) and expires in 2020 through 2024. The remainder of this amount relates to foreign tax jurisdictions with expiration dates ranging from one year to indefinite. With respect to the U.S. NOL carryforwards, Delphi expects to capitalize research and development (R&D) expenditures for tax purposes in 2005 and prior years. The effect of this capitalization will be to substantially eliminate the deferred tax asset with respect to NOL carryforwards and to create a deferred tax asset of similar amount for capitalized R&D expenditures, which will be amortized (as a tax deduction) over a period of ten years, beginning in the year of capitalization.

Delphi has deferred tax assets for foreign tax credit carryforwards of $64 million, charitable contribution carryforwards of $5 million, capital loss carryforwards of $7 million and general business credit carryforwards of $328 million. The foreign tax credit carryforwards expire in 2009 through 2014. The charitable contribution and capital loss carryforwards expire in 2005 through 2009. The general business credit carryforwards expire in 2019 through 2024. Delphi has recorded valuation allowances against all these carryforwards.

Provisions are made for estimated U.S. and non-U.S. income taxes, less available tax credits and deductions, which may be incurred on the remittance of Delphi's share of subsidiaries' undistributed cumulative earnings not deemed to be indefinitely reinvested. U.S. income taxes have not been provided on approximately $234 million of cumulative undistributed earnings of non-U.S. subsidiaries as of December 31, 2004, as such amounts are deemed to be indefinitely reinvested. It is not practicable to calculate the unrecognized tax provision on these earnings. In addition, Delphi currently experiences tax credits and holidays in various non-U.S. jurisdictions with expiration dates from 2004 through indefinite. The income tax benefits attributable to these tax credits and holidays are approximately $47 million ($0.08 per share) for 2004, $29 million ($0.05 per share) for 2003 and $17 million ($0.03 per share) for 2002. A portion of these tax benefits are already offset by deferred tax liabilities recorded for U.S. taxes on unremitted profits from these operations.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, income tax accruals in the consolidated balance sheets reflect that GM is responsible for assessments related to tax returns for 1998, excluding Delphi Delco Electronics and certain other limited contingencies. Examinations of tax returns for years prior to 1998 have been substantially settled.

Cash paid for income taxes, primarily foreign, was $119 million, $122 million and $78 million in 2004, 2003 and 2002, respectively.

In October 2004, the American Jobs Creation Act of 2004 ("the Act") was signed into law. The Act provides a deduction, which will be phased in from 2005 through 2010, for up to nine percent of the lesser of "qualified production activities income" or taxable income. In return, the Act also provides for a two-year phase-out of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Because Delphi currently has a net operating loss ("NOL") for tax purposes, we do not expect the net effect of the phase out of the ETI and the phase in of this new deduction to result in a significant impact on the effective tax rate for fiscal years 2005 and 2006. In the long-term, Delphi expects that the benefit of the new deduction will be minimal since future U.S. taxable income will be substantially eliminated due to future deductions for funding of previously accrued pension obligations and other post employment benefits.

Under the guidance in FASB Staff Position No. SFAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,* the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our tax return.

The Act also creates a temporary incentive for U.S. corporations to repatriate earnings from foreign subsidiaries by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations to the extent the dividends exceed a base amount and are invested in the U.S. pursuant to a domestic reinvestment plan. The temporary incentive is available to Delphi in 2005. The amount of Delphi's dividends potentially eligible for the deduction is limited to $500 million. Delphi anticipates that it is unlikely that it will elect to claim the 85% dividends received deduction provided for under the Act, since such election would require the payment of cash taxes that, due to available U.S. tax attributes including foreign tax credits, would not be required for dividends under the normal tax rules.

7. PROPERTY, NET

Property, net consisted of:

(in millions) December 31,	Estimated Useful Lives (Years)	2004	2003
Land	—	$ 118	$ 110
Land and leasehold improvements	3-31	246	242
Buildings	29-40	2,233	2,151
Machinery, equipment, tooling and spare parts	3-27	12,225	11,791
Furniture and office equipment	3-15	719	680
Construction in progress	—	605	702
Total		16,146	15,676
Less: accumulated depreciation and amortization		(10,200)	(9,277)
Total property, net		$ 5,946	$ 6,399

Machinery, equipment and tooling at December 31, 2004 and 2003 included approximately $441 million and $420 million, respectively, in Delphi-owned special tools. In addition, the consolidated balance sheets include costs incurred on customer-owned special tools subject to reimbursement by customers of approximately $239 million and $266 million as of December 31, 2004 and 2003, respectively.

Losses related to the valuation of long-lived assets held for use were charged to depreciation and amortization in the amounts of $326 million and $58 million in 2004 and 2003, respectively. See Note 3 Employee and Product Line Charges for discussion of asset impairments recorded in conjunction with the employee and product line charges recorded in 2004 and 2003.

8. GOODWILL

At December 31, 2004 and December 31, 2003, our purchased goodwill balance was approximately $798 million and $773 million respectively, and was principally in the Dynamics, Propulsion & Thermal (DPTI) sector. Approximately $300 million of goodwill is tax deductible. The change during the year was due to increases from currency translation, primarily the euro and the acquisitions of Peak Industries, Inc. and Dynamit Nobel AIS GmbH Automotive Ignition Systems, offset by a $46 million goodwill impairment charge.

The change in carrying amount of goodwill for the year ended December 31, 2004 and 2003 is as follows:

(in millions) December 31,	2004	2003
Goodwill, beginning balance	$773	$ 699
Acquisitions	34	—
Impairment	(46)	—
Other (primarily currency translation)	37	74
Balance at December 31,	$798	$ 773

Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets", (SFAS 142) goodwill is required to be tested for impairment annually at the reporting unit level. In addition, goodwill should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its related carrying value. As of year-end of 2004, we updated our annual goodwill recoverability assessment to incorporate changes in market conditions. This process included reviewing expectations for the long-term growth of our businesses and forecasting future cash flows. During this assessment we identified certain factors, primarily reductions in production volumes and higher commodity costs that caused us to lower our estimated future cash flows. The reduced future cash flows indicated that it is more likely than not that the fair value of two reporting units within the DPTI sector was less than its carrying value. Accordingly, we recorded an impairment charge of $46 million to reduce the carrying value of goodwill to its estimated implied fair value. We are in the process of finalizing our assessment of the fair value of the reporting units impacted utilizing the assistance of third party valuation experts. The estimated goodwill impairment charge has been included in depreciation and amortization expense on the consolidated statements of operations. Any adjustment to the estimated impairment loss will be recognized in depreciation and amortization expense in a subsequent reporting period.

The 2004 goodwill impairment charge is primarily attributable to a decrease in the reporting units estimated fair values based upon the effect of market conditions on current operating results and on management's projections of future financial performance, specifically lower North American vehicle production levels and higher commodity costs. The discounted cash flows were estimated using internal budget information based on recent sales data and production volume estimates. Further changes in economic or operating conditions impacting these estimates could result in additional goodwill impairment charges.

9. ACCRUED LIABILITIES

Accrued liabilities consisted of:

(in millions) December 31,	2004	2003
Payroll related obligations	$ 231	$ 195
Employee benefits, including current pension obligations	1,091	738
Income taxes payable	117	60
Taxes other than income	195	217
Warranty obligations	226	165
Employee and product line charges	140	251
Other	694	1,058
Total	$ 2,694	$ 2,684

The table below summarizes the activity in the product warranty liability for the years ended December 31, 2004 and 2003.

(in millions) December 31,	2004	2003
Accrual balance at beginning of year	$ 258	$276
Provision for estimated warranties accrued during the year	86	86
Accruals for pre-existing warranties (including changes in estimates)	53	9
Settlements made during the year (in cash or in kind)	(126)	(124)
Foreign currency translation	3	11
Accrual balance at end of year	$ 274	$ 258

Approximately $226 million and $165 million of the warranty accrual balance as of December 31, 2004 and December 31, 2003, respectively is included in accrued liabilities in the accompanying consolidated balance sheet. The remainder of the warranty accrual balance is included in other long-term liabilities.

10. DEBT

Debt is summarized as follows:

(in millions) December 31,	2004	2003
Commercial paper program	$ 330	$ 110
6.125%, unsecured notes, due 2004	—	500
6.55%, unsecured notes, due 2006	500	500
6.50%, unsecured notes, due 2009	498	498
6.50%, unsecured notes, due 2013	495	494
7.125%, debentures, due 2029	496	496
Capital leases and other	249	446
Total debt	2,568	3,044
Less: current portion	(507)	(892)
Long-term debt	$ 2,061	$ 2,152

In 2004, Delphi maintained $2.9 billion of worldwide commercial paper programs. Interest rates under these programs are determined based on the prevailing market rates at the time of issuing commercial paper. Borrowings under these programs are for a maximum of 365 days and are classified as short-term debt in the consolidated balance sheet. As a result of our short-term credit ratings, B3/NP/WR as of June 30, 2005, we do not have access to the commercial paper market. As of December 31, 2004, $0.3 billion was outstanding under the commercial paper program with a weighted average interest rate of 2.6%. As of December 31, 2003, $0.1 billion was outstanding under the commercial paper program with a weighted average interest rate of 1.5%.

Delphi had two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), reduced by the amount of any outstanding letters of credit. The terms of the Credit Facilities provide for a five-year revolving credit line in the amount of $1.5 billion, which was renewed in 2004 and now expires in June 2009, and a 364-day revolving credit line in the amount of $1.5 billion, which was renewed in 2004 and expired in June 2005. We have never borrowed under either of these Credit Facilities. However, Delphi had approximately $57 million in letters of credit outstanding against the Credit Facilities as of December 31, 2004. Our Credit Facilities also contained certain affirmative and negative covenants including a financial covenant requirement for a debt to EBITDA coverage ratio not to exceed 3.25 to 1.0 at December 31, 2004. In addition, certain of our lease facilities discussed below contain cross-default provisions to our Credit Facilities. We were in compliance with the financial covenant and all other covenants as of December 31, 2004 and the amended covenants as of March 31, 2005.

We have outstanding publicly held unsecured term debt securities totaling approximately $2.0 billion. In July 2003, we issued 6.50% unsecured notes with an aggregate principal amount of $500 million, which mature on August 15, 2013. We pay interest on these notes semi-annually on February 15 and August 15 of each year, which began February 15, 2004. Our next maturity of $500 million of long-term unsecured debt comes due on June 15, 2006, and bears interest at 6.55% with interest payable semi-annually on June 15 and December 15 of each year. Thereafter, we have $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009, and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029. Interest on these debt securities is payable semi-annually on May 1 and November 1 of each year. None of the debt securities has sinking fund requirements. The securities are all redeemable, in whole or in part, at the option of Delphi.

As of December 31, 2004 and 2003, Delphi also had other debt outstanding and capital lease obligations of approximately $249 million and $446 million, respectively, which includes debt issued by certain international subsidiaries, factoring of accounts receivable by certain international subsidiaries, indirect material financing and amounts due under a trade payables program with General Electric Capital Corporation ("GECC"). We maintained a program with GECC that allows some of our suppliers to factor their receivables from us to GECC for early payment. This program also allowed us to have GECC pay our suppliers on our behalf, providing extended payment terms to us. Amounts outstanding under the GECC trade payable program were $8 million and $168 million at December 31, 2004 and 2003, respectively. There were no payables beyond their stated terms at December 31, 2004 and 2003.

As of December 31, 2004, Delphi had approximately $350 million available under uncommitted lines of credit. Interest rates under these lines of credit are determined at the time of borrowing based on the underlying bank rates. Borrowings under these lines are generally due within 180 days and are classified as short-term debt in the consolidated balance sheet. As of December 31, 2004 and 2003, $7 million and $9 million, respectively, were outstanding under uncommitted lines of credit. Due to our current credit rating, Delphi's access to uncommitted lines of credit has declined.

On March 28, 2005, Delphi reached agreement with its syndicate of lenders to amend certain terms of its $3.0 billion revolving credit facilities including its EBITDA coverage ratio. Delphi also agreed to the elimination of its option to extend repayment for up to one year beyond the expiration date of its 364-day revolving credit line for any amounts outstanding on the expiration date. Additionally, the syndicate of lenders waived Delphi's obligation to provide audited financial statements for the year ended December 31, 2004 until June 30, 2005.

On June 14, 2005, Delphi reached agreement with its syndicate of lenders to amend certain terms of its existing $1.5 billion five-year revolving credit facility (the "Revolving Credit Facility"). The amendment increased the available credit under Delphi's Revolving Credit Facility to $1.8 billion and added a $1.0 billion six-year term loan (the "Term Loan," and together with the Revolving Credit Facility, the "Facilities"). As previously announced, upon the effectiveness of the new Facilities, Delphi terminated its 364-day revolving credit facility in the amount of $1.5 billion.

The Term Loan requires interest payments during the term at a variable interest rate of 650 basis points above the Eurodollar base rate, which is the London Interbank Borrowing Rate ("LIBOR"). On June 14, 2005, one-month LIBOR was 3.2% per annum. The LIBOR interest rate period can be set at a one, two, three or six-month period as selected by Delphi in accordance with the terms of the Facilities. Accordingly, the interest rate will fluctuate based on the movement of LIBOR through the term of the loan. The Term Loan has a 1% per annum amortization for the first 5 years and 9 months. The then outstanding principal and any accrued and unpaid interest is due in full at the end of term, on June 14, 2011. The Term Loan is not repayable in the first year and, in accordance with the terms of the Facilities, during the second and third year is subject to call premiums on the balance outstanding of 2% and 1%, respectively. After the third year, the then outstanding Term Loan principal is repayable without premium or penalty.

The Revolving Credit Facility carries a variable interest rate of 500 basis points above LIBOR on outstanding borrowings subject to adjustment based on Delphi's credit ratings. The Revolving Credit Facility has a commitment fee payable on the unused portion of 50 bps per annum, which is also subject to adjustment based upon Delphi's credit ratings. Each of the interest rates on borrowings and the commitment fee under the Revolving Credit Facility is adjustable and will fluctuate as described for the Term Loan. The Revolving Credit Facility will expire June 18, 2009. Borrowings under the Revolving Credit Facility are prepayable at Delphi's option without premium or penalty.

The Facilities provide the lenders with a first lien on substantially all material tangible and intangible assets of Delphi and its wholly-owned domestic subsidiaries (however, Delphi is only pledging 65% of the stock of its first tier foreign subsidiaries) and further provides that amounts borrowed under the Facilities will be guaranteed by Delphi's wholly-owned domestic subsidiaries (except for insignificant subsidiaries and subsidiaries that participate in accounts receivable financings). The amount outstanding at any one time is limited by a borrowing base computation. The borrowing base is calculated as the sum of (a) 85% of U.S. accounts receivable (excluding accounts receivable which have been sold into the U.S. accounts receivables securitization program) of Delphi and its subsidiaries, (b) 60% of inventory (including raw materials, work in progress and finished goods, but excluding inventory to the extent subject to accounts receivable financings) of Delphi and its subsidiaries that is located in the United States or which is owned but consigned to Mexican subsidiaries, and (c) $750,000,000 with respect to U.S. plant, property and equipment of Delphi and its subsidiaries. The terms of the Facilities specifically limit the obligations to be secured by a security interest in certain U.S. manufacturing properties and U.S. manufacturing subsidiaries in order to ensure that at the time of any borrowing under the Term Loan or the Revolving Credit Facility, the amount of the applicable borrowing which is secured by such assets (together with other borrowings which are secured by such assets and obligations in respect of certain sale-leaseback transactions) will not exceed 15% of Consolidated Net Tangible Assets (as defined in the indenture applicable to Delphi's outstanding bonds and debentures).

The amended Facilities contain financial covenants based on consolidated leverage ratios, which are tested at each quarter-end using the ratio of (a) secured debt (excluding letters of credit, but including, without limitation, Term Loans, revolving loans, funded debt in respect of receivables securitizations and factoring facilities, and any other secured debt (including second lien debt) permitted under the terms of the Facilities, minus cash on each test date in excess of $500,000,000, (provided that the amount of such cash deducted shall in no event exceed $500,000,000) to (b) the aggregate sum of the preceding four quarters EBITDA (as defined in the Facilities). The above mentioned ratio cannot exceed 2.75 to 1 for each of the quarters through and including June 30, 2006, 2.50 to 1 for the quarters from September 30, 2006 to and including September 30, 2007, and 2.25 to 1 for the fourth quarter of 2007 and thereafter. Further, the syndicate of lenders waived Delphi's obligation to provide audited financial statements for the year ended December 31, 2004 until September 30, 2005, and agreed not to consider any inaccuracy of Delphi's non-GAAP measures of net liquidity as disclosed in Delphi's Form 8-K Current Report filed with the Securities and Exchange Commission on June 9, 2005 as a material adverse change.

Cash paid for interest totaled $245 million, $193 million and $210 million in 2004, 2003 and 2002, respectively.

The principal maturities of debt, net of applicable discount and issuance costs, and the minimum capital lease obligations for the five years subsequent to 2004 are as follows:

(in millions)

Year	Debt and Capital Lease Obligations
2005	$ 507
2006	516
2007	14
2008	23
2009	502
Thereafter	1,006
Total	$ 2,568

11. JUNIOR SUBORDINATED NOTES DUE TO DELPHI TRUST I AND II

Delphi Trust I

In October 2003, Delphi Trust I ("Trust I"), a wholly-owned subsidiary of Delphi, issued 10,000,000 shares of 8 1⁄4% Cumulative Trust Preferred Securities, with a liquidation amount of $25 per trust preferred security and an aggregate liquidation preference amount of $250 million. The sole assets of Trust I are $257 million of aggregate principal amount of Delphi junior subordinated notes due 2033 (the "Trust I notes"), also bearing interest at 8 1⁄4%. Trust I pays cumulative cash distributions at an annual rate equal to 8 1⁄4% of the liquidation amount on the preferred securities. Delphi has the ability to defer interest payments on the Trust I notes at any time for up to 20 consecutive quarterly periods. If Delphi elects to defer interest payments, Trust I will also defer payment on preferred distributions, however, additional distributions will accumulate on the deferred distributions at an annual rate equal to 8 1⁄4% compounded quarterly. In addition, Delphi has the ability to redeem the Trust I notes in whole or in part, at any time on or after October 15, 2008 at 100% of their principal amount, plus accrued and unpaid interest. Delphi also may redeem the Trust I notes, if an adverse tax consequence occurs. In the event that Delphi elects to redeem the Trust I notes, Trust I will be required to redeem an equivalent amount of its preferred common securities at their liquidation amount plus any accrued and unpaid distributions.

Delphi Trust II

In November 2003, Delphi Trust II ("Trust II"), a wholly-owned subsidiary of Delphi, issued 150,000 shares of Adjustable Rate Trust Preferred Securities with a five-year initial rate of 6.197%, a liquidation amount of $1,000 per trust preferred security and an aggregate liquidation preference amount of $150 million. The sole assets of Trust II are $155 million aggregate principal amount of Delphi junior subordinated notes due 2033 (the "Trust II notes") with interest terms matching those of the preferred securities. Trust II pays cumulative cash distributions at an annual rate equal to 6.197% of the liquidation amount during the initial fixed rate period (which is through November 15, 2008) on the preferred securities. Delphi has the ability to defer interest payments on the Trust II notes at any time for up to five years at a time. If Delphi elects to defer interest payments, Trust II will also defer payment on preferred distributions, however, additional distributions will accumulate on the deferred distributions at the applicable distribution rate. In addition, Delphi has the ability to redeem the Trust II notes in whole, but not in part, at any time on or after November 15, 2008 at 100% of their principal amount, plus accrued and unpaid interest. Delphi also may redeem the Trust II notes in whole, but not in part, if an adverse tax consequence occurs. In the event that Delphi elects to redeem the Trust II notes, Trust II will be required to redeem an equivalent amount of its preferred common securities at their liquidation amount plus any accrued and unpaid distributions.

Delphi Guarantees

Delphi has irrevocably and unconditionally guaranteed that if a payment on the notes is made to Trust I or Trust II, but for any reason, Trust I or Trust II does not make the corresponding distribution or redemption payment to the holders of the preferred securities, then Delphi will make payments directly to the holders. This guarantee does not cover payments when the trusts do not have sufficient funds to make payments to the holders.

Accounting Treatment

We have determined that both Trust I and Trust II are considered variable interest entities, of which we are not the primary beneficiaries. As a result, although both Trust I and Trust II are 100% owned by us, we do not consolidate them into our financial statements. However, the Trust I and Trust II notes are reflected as long-term debt on our consolidated balance sheet and the related interest is included as a component of interest expense on our Statement of Operations. If Trust I and Trust II were consolidated by us, our other long term assets and debt would each be $12 million less as of December 31, 2004 but there would be no significant impact on interest expense for the year ended December 31, 2004.

12. PENSION AND OTHER POSTRETIREMENT BENEFITS

Pension plans covering unionized employees in the U.S. generally provide benefits of negotiated stated amounts for each year of service, as well as supplemental benefits for employees who qualify for retirement before normal retirement age. The benefits provided by the plans covering U.S. salaried employees are generally based on years of service and salary history. Certain Delphi employees also participate in nonqualified pension plans covering executives, which are unfunded. Such plans are based on targeted wage replacement percentages, and are generally not significant to Delphi. Delphi's funding policy with respect to its qualified plans is to contribute annually, not less than the minimum required by applicable laws and regulations.

The 2004 and 2003 amounts shown below reflect the defined benefit pension and other postretirement benefit obligations ("OPEB") for U.S. salaried and hourly employees.

	Pension Benefits		Other Postretirement Benefits	
(in millions)	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$11,413	$ 9,712	$ 8,469	$ 6,872
Service cost	284	261	176	168
Interest cost	699	643	498	459
Actuarial losses	920	667	1,141	1,083
Benefits paid	(472)	(375)	(154)	(120)
Special termination benefits	7	6	2	—
Flowbacks to GM	—	—	(72)	70
Plan amendments and other	21	499	(455)	(63)
Benefit obligation at end of year	12,872	11,413	9,605	8,469
Change in plan assets:				
Fair value of plan assets at beginning of year	7,437	5,628	—	—
Actual return on plan assets	938	1,176	—	—
Contributions	600	990	154	120
Benefits paid	(472)	(375)	(154)	(120)
Other	23	18	—	—
Fair value of plan assets at end of year, including $0.4 million and $0.3 million of Delphi common stock at December 31, 2004 and 2003, respectively	8,526	7,437	—	—
Underfunded status	(4,346)	(3,976)	(9,605)	(8,469)
Unamortized actuarial loss	3,912	3,350	3,000	2,425
Unamortized prior service cost	1,018	1,142	(50)	(55)
Net amount recognized in consolidated balance sheets	$ 584	$ 516	$(6,655)	$(6,099)
Amounts recognized in the consolidated balance sheets consist of:				
Accrued benefit liability	$(3,858)	$(3,575)	$(6,655)	$(6,099)
Intangible asset	1,018	1,142	—	—
Accumulated other comprehensive income (pre-tax)	3,424	2,949	—	—
Net amount recognized	$ 584	$ 516	$(6,655)	$(6,099)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $12.8 billion, $12.4 billion and $8.5 billion, respectively, as of December 31, 2004 and $11.4 billion, $11.0 billion and $7.4 billion, respectively, as of December 31, 2003.

In 2003, Delphi entered into new labor contracts with the UAW and IUE, covering the period from 2003 to 2007. The impact of the 2003 contracts on the pension liability was a $0.5 billion increase to our projected benefit obligation.

In accordance with requirements under applicable U.S. laws, we contributed approximately $0.6 billion to the U.S. pension plans in the second quarter of 2005.

Certain of Delphi's non-U.S. subsidiaries also sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with plan assets in excess of accumulated benefits were $418 million, $319 million, and $335 million, respectively, as of December 31, 2004, and $330 million, $245 million, and $268 million, respectively, as of December 31, 2003. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with accumulated benefits in excess of plan assets were $779 million, $714 million, and $395 million, respectively, as of December 31, 2004 and $661 million, $600 million, and $339 million, respectively, as of December 31, 2003. In aggregate, the under-funded status, on a projected benefit obligation basis, for non-U.S. plans was $(467) million and $(384) million at December 31, 2004 and 2003, respectively. Other comprehensive income at December 31, 2004 and 2003 includes a minimum pension liability adjustment relating to non-U.S. pension plans of $220 million and $191 million, respectively. Certain of Delphi's non-U.S. subsidiaries have other postretirement benefit plans, although most participants are covered by government sponsored or administered programs. The annual cost of such pension and other postretirement benefit plans was not significant to Delphi.

We also sponsor defined contribution plans for certain U.S. and non-U.S. hourly and salary employees. During 2004, 2003 and 2002, expenses incurred related to our contributions to these plans were not material.

We were required at December 31, 2004 and 2003 to adjust the minimum pension liability recorded in our consolidated balance sheet for both U.S. and non-U.S. plans. In 2004, the effect of this adjustment was to increase pension liabilities by $0.3 billion, increase our deferred income taxes by $0.1 billion (before consideration of a valuation allowance), increase accumulated other comprehensive loss by $0.3 billion and decrease intangible assets by $0.1 billion. In 2003, the effect of this adjustment was to increase pension liabilities by $0.4 billion and intangible assets by $0.4 billion. Because these adjustments were non-cash, the effect has been excluded from the accompanying Consolidated Statements of Cash Flows.

Benefit costs presented below were determined based on actuarial methods and included the following components for U.S. salaried and hourly employees:

	Pension Benefits			Other Postretirement Benefits		
(in millions)	2004	2003	2002	2004	2003	2002
Service cost	$ 284	$ 261	$ 255	$ 176	$ 168	$ 147
Interest cost	699	643	603	498	459	405
Expected return on plan assets	(722)	(647)	(692)	—	—	—
Special termination benefits	7	6	26	2	—	5
Amortization of prior service costs	139	91	92	(5)	1	(9)
Amortization of losses (gains)	142	108	9	121	73	2
Net periodic benefit cost	$ 549	$ 462	$ 293	$ 792	$ 701	$ 550

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are amortized over the average future service period of employees.

The principal assumptions used to determine the pension and other postretirement expense and the actuarial value of the projected benefit obligation for the U.S. pension plan and postretirement plans were:

	Pension Benefits			Other Postretirement Benefits		
	2004	**2003**	**2002**	**2004**	**2003**	**2002**
Weighted-average discount rate	5.75%	6.25%	6.75%	6.00%	6.25%	6.75%
Weighted-average rate of increase in compensation levels	4%	4%	4.5%	4%	4%	4%
Expected long-term rate of return on plan assets	9%	9%	10%	N/A	N/A	N/A

Delphi selected discount rates based on analyzing the results of matching high quality fixed income investments rated AA or higher by Standard and Poor's and the regular and above median Citigroup Pension Discount Curve, with expected benefit cash flows. Since high quality bonds in sufficient quantity and with appropriate maturities are not available for all years when benefit cash flows are expected to be paid, hypothetical bonds were imputed based on combinations of existing bonds, and interpolation and extrapolation reflecting current and past yield trends. The pension discount rate determined on that basis decreased from 6.25% for 2003 to 5.75% for 2004. This 50 basis point decline in the discount rate increased the underfunded status of our U.S. pension plans by approximately $0.7 billion. The OPEB discount rate determined on that basis decreased from 6.25% for 2003 to 6.00% for 2004. This 25 basis point decline in the discount rate increased the underfunded status of our U.S. OPEB plans by approximately $0.3 billion.

For 2004, Delphi assumed a long-term asset rate of return of 9%. In developing the 9% expected long-term rate of return assumption, we evaluated input from our third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. We also considered Delphi's post-spin off and GM's pre-spin off historical 15-year compounded return, which was in line with our long-term rate of return assumption.

As required by generally accepted accounting principles, our pension expense for 2005 is determined at the end of December 2004. However, for purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense to changes in assumptions:

Change in Assumption	**Impact on Pension Expense**	**Impact on PBO**
25 basis point (bp) decrease in discount rate	+ $25 to 35 Million	+ $0.4 Billion
25 bp increase in discount rate	– $25 to 35 Million	– $0.4 Billion
25 bp decrease in long-term return on assets	+ $20 to 30 Million	—
25 bp increase in long-term return on assets	– $20 to 30 Million	—

Our pension plan asset allocation at December 31, 2004, 2003, and target allocation for 2005 are as follows:

	Percentage of Plan Assets at December 31,		Target Allocation
Asset Category	**2004**	**2003**	**2005**
Equity Securities	61%	59%	50% – 75%
Fixed Income	32%	30%	25% – 40%
Real Estate	6%	10%	5% – 9%
Other	1%	1%	0% – 2%
Total	100%	100%	

Delphi invests in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include, U.S domestic equities, developed market equities, emerging market equities, private equity, global high quality and high yield fixed income, real estate and absolute return strategies. During 2003, we entered into a risk reduction program to reduce our exposure to developed market equities. The goal of the program was to reduce the potential impact to our funded status of a downturn in developed market equity returns. This program was discontinued in the beginning of 2004.

National union negotiations allow for some of our hourly employees in the U.S. being provided with certain opportunities to transfer to GM as appropriate job openings become available at GM and GM employees in the U.S. having similar opportunities to transfer to our company to the extent job openings become available at our company. If such a transfer occurs, both Delphi and GM will be responsible for pension payments, which in total reflect such employee's entire eligible years of service. Allocation of responsibility between Delphi and GM will be on a pro rata basis depending on the length of service at each company (although service at Delphi includes service with GM prior to the Separation). There will be no transfer of pension assets or liabilities between GM and us with respect to such employees that transfer between our companies. The company to which the employee transfers will be responsible for the related OPEB obligation. An agreement with GM provides for a mechanism for determining a cash settlement amount for OPEB obligations associated with employees that transfer between GM and Delphi.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in millions)	Projected Pension Benefit Payments	Projected OPEB Benefit Payments (Pre-Medicare)	Projected Medicare Subsidy Receipts
2005	$ 556	$ 216	$ —
2006	643	262	(4)
2007	726	309	(5)
2008	815	360	(7)
2009	899	411	(8)
2010 – 2014	$5,127	$2,680	$ (81)

In accordance with our Separation agreement with GM, we will be paying an average of $77 million per year from our OPEB liability (flowbacks) over the next five years to GM. In addition to this, we are also required to make a final settlement payment of approximately $0.3 billion in 2014.

Our annual measurement dates are December 31 and September 30 for our pension benefits and other postretirement benefits, respectively. For OPEB measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease on a gradual basis through 2010, to the ultimate weighted-average trend rate of approximately 5%.

On December 8, 2003, President Bush signed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003", (the "Act") into law. This law provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. The total impact of the Act on our OPEB liability was $0.5 billion and is being accounted for as an actuarial gain, in accordance with guidance from the Financial Accounting Standards Board ("FASB"). As a result, the gain will be amortized as a reduction of our periodic expense and balance sheet liability over the next ten to twelve years, depending on the terms of the individual plans. OPEB expense during the year ended December 31, 2004 increased by $91 million compared to 2003. Such increase includes the mitigating impact of the Act, which reduced expense by $64 million for the year ended December 31, 2004, including service cost, interest cost and amortization of the actuarial experience gain. Delphi provides retiree drug benefits that exceed the value of the benefits that will be provided by Medicare Part D, and Delphi's retirees pay a premium for this benefit that is less than the Part D premium. Therefore Delphi has concluded that these benefits are at least "actuarially equivalent" to the Part D program so that Delphi will be eligible for the basic Medicare Part D subsidy.

On May 19, 2004, the FASB issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements relating to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," providing additional guidance relating to the accounting for the effects of the Act enacted on December 8, 2003. Because our normal measurement date for our OPEB obligation is September 30 of each year, FSP 106-2 required a one-quarter lag from the remeasurement date (December 8, 2003) before applying the effects of the Act. In connection with our adoption of the provisions of FSP 106-2 in the third quarter of 2004 we retroactively reduced our net income for the three months ended March 31, 2004 by $7 million and increased our net income for the three months ended June 30, 2004 by $2 million. The adoption of FSP 106-2 does not impact our net income for any period in 2003 nor has it impacted the $0.5 billion reduction to our actuarial liability. The restated financial statements reflect the impact of the adoption of FSP 106-2.

Effective March 1, 2005 Delphi amended its health care benefits plan for salaried retirees. Under this plan amendment effective January 1, 2007, the Company reduced its obligations to current salaried active employees, all current salaried retirees and surviving spouses who are retired and are eligible for Medicare coverage. Based on a March 1, 2005 remeasurement date, the expected impact of this amendment will be a decrease in the OPEB liability of $0.8 billion and a decrease in 2005 expense of $72 million. As SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions" requires a one-quarter lag from the remeasurement date before applying the effects of the plan amendment, income statement recognition of the plan amendment will begin in June 2005.

As required by generally accepted accounting principles, our OPEB expense for 2005 is determined at the 2004 measurement date. However, for purposes of analysis, the following table highlights the sensitivity of our OPEB obligations and expense to changes in assumptions:

Change in Assumption	Impact on OPEB Expense	Impact on OPEB Liability
25 bp decrease in discount rate	+ $25 to 35 Million	+ $0.3 Billion
25 bp increase in discount rate	– $25 to 35 Million	– $0.3 Billion

Note: This analysis excludes any impact of the amendment to the Salaried OPEB plan.

For analytical purposes only, the following table presents the impact that changes in our health care trend rate would have on our OPEB liability and OPEB service and interest cost (in millions):

% Change	Impact on Service & Interest Cost	Impact on OPEB Liability
+ 1%	$ 130	$ 1,398
– 1%	$ (96)	$ (1,151)

Note: This analysis excludes any impact of the amendment to the Salaried OPEB plan.

13. COMMITMENTS AND CONTINGENCIES

Ongoing SEC Investigation

Delphi is the subject of an ongoing investigation by the Staff of the Securities Exchange Commission ("SEC") and other federal authorities involving Delphi's accounting and adequacy of disclosures for a number of transactions. The transactions being investigated include transactions in which Delphi received rebates or other lump-sum payments from suppliers, certain off-balance sheet financings of indirect materials and inventory, and the payment in 2000 of $237 million in cash, and the subsequent receipt in 2001 of $85 million in credits, as a result of certain settlement agreements entered into between Delphi and its former parent company, General Motors. Delphi's Audit Committee has completed its internal investigation of these transactions and concluded that many were accounted for improperly. Contemporaneously with the filing of the Form 10-K, Delphi has filed amended quarterly reports on Form 10-Q/A for the first and second quarters of 2004 and quarterly report on Form 10-Q for the third quarter of 2004, which also contain restated financial statements. Delphi filed its quarterly report on Form 10-Q for the quarter ended March 31, 2005 on June 30, 2005 and became current in its filings with the SEC.

Delphi is fully cooperating with the SEC's ongoing investigation and requests for information as well as the related investigation being conducted by the Department of Justice. The Company has entered into an agreement with the SEC to suspend the running of the applicable statute of limitations until April 6, 2006. Until these investigations are complete, Delphi is not able to predict the effect, if any, that these investigations will have on Delphi's business and financial condition, results of operations and cash flows.

Shareholder Lawsuits

Several class action lawsuits have been commenced against Delphi, several of Delphi's subsidiaries, certain of its current and former directors and officers of Delphi, General Motors Management Corporation (the named fiduciary for investment purposes and investment manager to Delphi's employee benefit plans), and several current and former employees of Delphi or Delphi's subsidiaries, as a result of its announced intention to restate its originally issued financial statements. These lawsuits fall into three categories. One group has been brought under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), purportedly on behalf of participants in certain of the Company's and its subsidiaries' defined contribution employee benefit pension plans who invested in the Delphi Corporation Common Stock Fund. Plaintiffs allege that the plans suffered losses due to the defendants' breaches of fiduciary duties under ERISA. To date, the Company has received service in five such lawsuits and is aware of an additional eleven that are pending. All pending cases have been filed in U.S. District Court for the Eastern District of Michigan.

The second group of purported class action lawsuits variously alleges that the Company and certain of its current and former directors and officers made materially false and misleading statements in violation of federal securities laws. To date, the Company has been served in six such lawsuits and is aware of eight additional lawsuits. The lawsuits have been filed in the U.S. District Court for the Eastern District of Michigan, the U.S. District Court for the Southern District of New York, and the U.S. District Court for Southern District of Florida.

The third group of lawsuits pertains to two shareholder derivative cases and a demand. To date, certain current and former directors and officers have been named in two such lawsuits. One has been served in Oakland County Circuit Court in Pontiac, Michigan, and a second is pending in the U.S. District Court for the Southern District of New York. In addition, the Company has received a demand letter from a shareholder requesting that the Company consider bringing a derivative action against certain current and former officers. The derivative lawsuits and the request demand the Company consider further derivative action premised on allegations that certain current and former officers made materially false and misleading statements in violation of federal securities laws. The Company has appointed a special committee of the Board of Directors to consider the demand request.

Due to the preliminary nature of these cases, the Company is not able to predict with certainty the outcome of this litigation or its potential exposure related thereto. Although Delphi believes that any loss that the Company would suffer under such lawsuits should, after payment of a $10 million deductible, be covered by its director and officer insurance policy, it cannot assure you that the impact of any loss not covered by insurance or applicable reserves would not be material. Delphi has recorded a reserve related to these lawsuits equal to the amount of its insurance deductible.

Ordinary Business Litigation

Delphi is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, breach of contracts, product warranties, intellectual property matters, environmental matters, and employment-related matters.

As previously disclosed, with respect to environmental matters, Delphi received notices that it is a potentially responsible party ("PRP") in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio which is alleged to concern ground water contamination. In September 2002, Delphi and other PRPs entered into a Consent Order with the Environmental Protection Agency ("EPA") to perform a Remedial Investigation and Feasibility Study concerning a portion of the site, which is expected to be completed during 2006. Based on findings to date, we believe that a reasonably possible outcome of the investigative study is capping and future monitoring of this site, which would substantially limit future remediation costs and we have included an estimate of our share of the potential costs of such a remedy plus the cost to complete the investigation in our overall reserve estimate. Because the scope of the investigation and the extent of the required remediation are still being determined, it is possible that the final resolution of this matter may require that we make material future expenditures for remediation, possibly over an extended period of time and possibly in excess of our existing reserves. We will continue to reassess any potential remediation costs and, as appropriate, our overall environmental reserves as the investigation proceeds.

With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates. Additionally, in connection with our separation from GM, we agreed to indemnify GM against substantially all losses, claims, damages, liabilities or activities arising out of or in connection with our business post-separation. Due to the nature of such indemnities we are not able to estimate the maximum amount.

With respect to intellectual property matters, on September 7, 2004, we received the arbitrator's binding decision resolving a dispute between Delphi and Litex. In May 2001, Litex had filed suit against Delphi in federal court in the District of Massachusetts alleging infringement of certain patents regarding methods to reduce engine exhaust emissions. As previously disclosed, the results of the arbitration did not have a material impact on Delphi's financial condition, operations or business prospects. However, in March 2005, we received correspondence from counsel representing Litex that Litex intended to file various tort claims against Delphi in California state court. On March 4, 2005, Delphi filed a complaint in the federal court for the District of Massachusetts seeking declaratory relief to enforce the parties' agreement in the original case prohibiting Litex from bringing such claims. On March 28, 2005, Litex countersued asserting various tort claims against Delphi and requesting that the court void aspects of the parties' agreement in the original case. This matter remains pending before the federal court for the District of Massachusetts.

Additionally, as previously disclosed, we have been mediating a number of patent disputes regarding vehicle occupant detection technologies with Takata Corporation and its subsidiaries. On December 1, 2004, the parties resolved these disputes to their mutual satisfaction by entering into a cross-license agreement concerning various patents in the field of vehicle occupant detection technologies.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Delphi.

In May 2003, the Ninth Circuit Court of Appeals affirmed the federal district court's decision to award one of our former suppliers approximately $38 million ($25 million after-tax), inclusive of accrued interest, in connection with a commercial dispute. The settlement was paid during the third quarter of 2003.

Contingent Financing Obligations

Rental expense totaled $192 million, $162 million and $154 million for the years ended December 31, 2004, 2003 and 2002, respectively. We have leased certain property, primarily land and buildings that are used in our operations, under leases commonly known as synthetic leases. The leases, which have been accounted for as operating leases, provide us tax treatment equivalent to ownership, and also provide us with the option to purchase these properties at any time during the term or to cause the properties to be remarketed upon lease expiration. The leases also provide that if we do not exercise our purchase option upon expiration of the term and instead elect our remarketing option, we would pay any difference between the purchase option amount and the proceeds of remarketing, up to a maximum of approximately $89 million. At December 31, 2004, the aggregate fair value of these properties exceeded the minimum value guaranteed upon exercise of the remarketing option. As of December 31, 2004, the recorded estimate of the fair value of the residual value guarantee related to these leases was approximately $2 million. Under the terms of the lease agreements, we also provide certain indemnities to the lessor, including environmental indemnities. In addition, the leases contain certain covenants, including a financial covenant requirement that our debt to EBITDA coverage ratio, as defined in the agreement, not exceed 3.25 to 1. Unlike the Credit Facilities, this financial covenant has not been amended. In the event of a default of the terms of the leases, the lessors have the right to notify us of their election to require that we purchase the synthetically leased properties, which would require us to pay the aggregate purchase price of approximately $131 million. Though we were in compliance with our financial covenants at December 31, 2004, our audited financials indicate that at March 31, 2005, our debt to EBITDA coverage ratio exceeded 3.25 to 1. Although we have received no notices from the lessors of their election to obligate us to purchase the synthetically leased properties, in June we commenced the process of exercising our purchase options. As a result, we completed the purchase of our headquarters property and two manufacturing facilities in the State of Alabama for approximately $103 million on June 28, 2005. The purchase of the second facility, for approximately $28 million, has not yet been completed.

We also from time to time, enter into arrangements with suppliers or other parties that result in variable interest entities as defined by FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). At December 31, 2004, we had one variable interest entity ("VIE"), which is a supplier to one of our U.S. facilities. Our arrangement with this supplier is to reimburse it for losses incurred related to materials supplied to us and to receive a refund for any profits that it makes as it relates to material supplied to us. This arrangement is in effect through 2007. In 2004, this VIE had sales of approximately $10 million, 69% of which were to Delphi. This supplier has approximately $4 million in assets and $4 million in liabilities; the latter of which include a loan of approximately $2.7 million from Delphi. This VIE does not have any other means of support other than Delphi. As required under FIN 46, we have consolidated this entity and eliminated all intercompany transactions. Given the nature of our relationship with this VIE, it is not possible to estimate the maximum amount of our exposure or the fair value. However, we do not expect such amounts, if any, to be material.

As of December 31, 2004, Delphi had minimum lease commitments under noncancelable operating leases totaling $507 million, which become due as follows:

(in millions) Year	Minimum Future Operating Lease Commitments
2005	$140
2006	111
2007	84
2008	60
2009	42
Thereafter	70
Total	$507

Concentrations of Risk

The majority of our U.S. hourly workforce is represented by two unions, the UAW (approximately 72%) and the IUE-CWA (approximately 24%).

14. INVESTMENTS IN AFFILIATES

As part of our operations, we have investments in 21 non-consolidated affiliates. These affiliates, the most significant of which are Korea Delphi Automotive Systems Corporation, PBR Knoxville, LLC., Ambrake Corporation, and Promotora de Partes Electricas Automotrices, S.A. de C.V., are not publicly traded companies. Our affiliates are located primarily in Korea, China, U.S., Mexico, Japan, India, Spain, Saudi Arabia and Belgium. Our ownership percentages vary from approximately 20% to 50%. Our aggregate investment in non-consolidated affiliates was $496 million and $431 million at December 31, 2004 and 2003, respectively, and is included in other long-term assets.

The following is a summary of the financial information for our significant affiliates accounted for under the equity method as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002:

(in millions) December 31,	2004	2003
Current assets	$ 1,043	$ 849
Noncurrent assets	778	736
Total assets	$ 1,821	$1,585
Current liabilities	$ 690	$ 592
Noncurrent liabilities	180	183
Stockholders' Equity	951	810
Total liabilities and stockholders' equity	$1,821	$1,585

(in millions) Year Ended December 31,	2004	2003	2002
Net sales	$ 2,584	$ 2,299	$2,041
Gross profit	$ 431	$ 406	$ 323
Net income (loss)	$ 193	$ 171	$ (16)

A summary of transactions with affiliates is shown below:

(in millions) Year Ended December 31,	2004	2003	2002
Sales to affiliates	$ 49	$ 37	$ 33
Purchases from affiliates	$ 493	$ 525	$ 486

15. OTHER INCOME (EXPENSE), NET

Other income (expense), net included:

(in millions) Year Ended December 31,	2004	2003	2002
Claims and commissions	$ 20	$ 27	$ 45
Interest income	24	22	19
Other, net	(52)	(43)	(55)
Other income (expense), net	$ (8)	$ 6	$ 9

16. STOCK INCENTIVE PLANS

Delphi has several plans under which it issues stock options and restricted stock units. While we have historically granted options to a broad group of employees, growing employee concern with regard to the incentive value of options that are significantly out-of-the-money and stockholder concern over potential dilution have caused us to modify our compensation philosophy going forward to decrease the use of options in favor of other forms of long-term compensation, including performance-based cash awards and restricted stock unit grants. During the fourth quarter of 2003, Delphi completed a self-tender for certain employee stock options having an exercise price in excess of $17 per share. The offer enabled eligible employees to exchange each stock option for a cash settled stock appreciation right ("SAR") having an equivalent strike price, term and conditions to exercise as the surrendered option. The offer to exchange outstanding eligible options for cash-settled stock appreciation rights on a one-for-one basis enabled eligible employees to better align their outstanding incentive awards with our new compensation philosophy while at the same time preserving the value to the eligible employee of previously granted awards. The exchange did not result in the recognition of expense in 2003 because the fair market value of our stock was below the stock appreciation right exercise price. During the first quarter of 2003, we also cancelled approximately 20 million shares available for future grants under the terms of certain of Delphi's stock option plans. The table below indicates as a separate line item those stock options, which were exchanged as a result of the tender offer. As of December 31, 2004, there were approximately 25 million shares available for future grants. Options generally vest over two to three years and expire ten years from the grant date. Stock options granted during 2004, 2003 and 2002 were exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted.

The following summarizes information relative to stock options:

	Stock Options	Weighted Average Exercise Price
	(in thousands)	
Outstanding as of January 1, 2002	74,089	$ 15.42
Granted	12,373	$ 13.66
Exercised	(1,002)	$ 11.82
Forfeited	(961)	$ 16.74
Outstanding as of December 31, 2002	84,499	$ 15.18
Granted	12,338	$ 8.43
Exercised	(90)	$ 7.27
Forfeited	(1,955)	$ 14.19
Exchanged for SARs	(8,360)	$ 18.29
Outstanding as of December 31, 2003	86,432	$ 13.95
Granted	6,834	$ 10.02
Exercised	(203)	$ 8.57
Forfeited	(2,696)	$ 13.62
Outstanding as of December 31, 2004	90,367	$ 13.68
Options exercisable December 31, 2002	53,548	$ 16.16
Options exercisable December 31, 2003	62,721	$ 15.18
Options exercisable December 31, 2004	71,914	$ 14.60

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2004:

Approved by Stockholders

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$8.43 -$10.00	12,024	8.0	$ 8.47	4,265	$ 8.53
$10.01-$20.00	53,196	5.8	$13.53	42,502	$14.09
$20.01-$20.97	79	4.0	$20.66	79	$20.66
	65,299		$12.61	46,846	$13.60

Other Plans

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 9.55-$10.00	1	3.0	$ 9.55	1	$ 9.55
$10.01-$20.00	22,113	4.6	$15.90	22,113	$15.90
$20.01-$24.76	2,954	4.0	$20.64	2,954	$20.64
	25,068		$16.46	25,068	$16.46

During 2004, 2003, 2002 and 1999, Delphi awarded approximately 4.5 million, 3 million, 1 million and 3 million restricted stock units to employees at a weighted average fair market value of $10, $8, $14 and $17, respectively. Compensation expense related to restricted stock unit awards is being recognized over graded vesting periods of 1 to 15 years.

17. SEGMENT REPORTING

The accounting policies of the product sectors are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the product sectors have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. Generally, Delphi evaluates performance based on stand-alone product sector operating income and accounts for intersegment sales and transfers as if the sales or transfers were to third parties, at current market prices. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Management's review of our sector operating results for 2004, 2003 and 2002 for purposes of making operating decisions and assessing performance excludes certain charges in 2004 of $123 million in cost of sales, $372 million in depreciation and amortization and $192 million in employee and product line charges (the "2004 Charges"), certain charges in 2003 of $107 million in cost of sales, $58 million in depreciation and amortization and $396 million in employee and product line charges (the "2003 Charges"), and the charges in the first quarter of 2002 of $37 million in cost of sales and $225 million in employee and product line charges (the "2002 Charges"). Accordingly, we have presented our sector results excluding such amounts. Included below are sales and operating data for our sectors for years ended December 31, 2004, 2003, and 2002, which were realigned in 2004. The 2003 and 2002 data has been reclassified to conform with the current sector alignment. Also, during the fourth quarter of 2003, we changed our method of costing our inventories in the U.S. from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. In accordance with accounting principles generally accepted in the United States of America, all prior periods have been adjusted to give retroactive effect to this change.

(in millions) 2004:	Dynamics, Propulsion, Thermal & Interior	Electrical, Electronics & Safety	Automotive Holdings Group	Other (a)	Total
Net sales to GM and affiliates	$ 7,919	$ 6,032	$1,466	$ —	$15,417
Net sales to other customers	5,338	7,473	389	5	13,205
Inter-sector net sales	863	378	712	(1,953)	—
Total net sales	$14,120	$13,883	$2,567	$(1,948)	$28,622
Depreciation and amortization	$ 572 (b)	$ 441(b)	$ 86(b)	$ 45	$ 1,144(b)
Sector operating (loss) income	$ (65)(c)	$ 955 (c)	$ (590)(c)	$ (95)(c)	$ 205 (c)
Equity income	$ 64	$ 21	$ —	$ 1	$ 86
Investment in affiliates	$ 285	$ 195	$ —	$ 16	$ 496
Goodwill	$ 421	$ 341	$ —	$ 36	$ 798
Sector assets	$ 8,815	$ 8,306	$ 759	$(1,287)	$16,593
Capital expenditures	$ 440	$ 386	$ 55	$ 33	$ 914

(in millions) 2003:	Dynamics, Propulsion, Thermal & Interior	Electrical, Electronics & Safety	Automotive Holdings Group	Other (a)	Total
Net sales to GM and affiliates	$ 8,656	$ 6,554	$1,819	$ —	$17,029
Net sales to other customers	4,702	5,959	386	1	11,048
Inter-sector net sales	817	412	789	(2,018)	—
Total net sales	$14,175	$12,925	$2,994	$(2,017)	$28,077
Depreciation and amortization	$ 528 (d)	$ 417(d)	$ 76 (d)	$ 41	$ 1,062(d)
Sector operating income (loss)	$ 398 (e)	$ 974 (e)	$ (591)(e)	$ (131)(e)	$ 650 (e)
Equity income (loss)	$ 62	$ 21	$ —	$ (1)	$ 82
Investment in affiliates	$ 243	$ 172	$ —	$ 16	$ 431
Goodwill	$ 463	$ 301	$ —	$ 9	$ 773
Sector assets	$10,503	$ 8,716	$2,282	$ (435)	$21,066
Capital expenditures	$ 553	$ 393	$ 85	$ 15	$ 1,046

(in millions) 2002:	Dynamics, Propulsion, Thermal & Interior	Electrical, Electronics & Safety	Automotive Holdings Group	Other (a)	Total
Net sales to GM and affiliates	$ 9,061	$ 6,941	$2,092	$ —	$18,094
Net sales to other customers	4,271	4,855	423	(2)	9,547
Inter-sector net sales	867	241	1,035	(2,143)	—
Total net sales	$14,199	$12,037	$3,550	$(2,145)	$27,641
Depreciation and amortization	$ 478	$ 414	$ 87	$ 23	$ 1,002
Sector operating income (loss)	$ 433 (f)	$ 920 (f)	$ (378) (f)	$ (75) (f)	$ 900 (f)
Equity income (loss)	$ 48	$ 21	$ —	$ (24)	$ 45
Investment in affiliates	$ 199	$ 171	$ —	$ 3	$ 373
Goodwill	$ 413	$ 278	$ —	$ 8	$ 699
Sector assets	$ 9,530	$ 7,448	$2,584	$ 130	$19,692
Capital expenditures	$ 493	$ 469	$ 113	$ 12	$ 1,087

(a) Other includes activity not allocated to the product sectors and elimination of inter-sector transactions.

(b) Excludes asset impairment charges recorded in 2004 of $372 million with $109 million for Dynamics, Propulsion, Thermal & Interior, $13 million for Electrical, Electronics & Safety, and $250 million for Automotive Holdings Group.

(c) Excludes the 2004 Charges of $194 million for Dynamics, Propulsion, Thermal & Interior, $91 million for Electrical, Electronics & Safety, $395 million for Automotive Holdings Group and $7 million for Other.

(d) Excludes asset impairment charges recorded in 2003 of $58 million with $1 million for Dynamics, Propulsion, Thermal & Interior, $6 million for Electrical, Electronics & Safety, and $51 million for Automotive Holdings Group.

(e) Excludes the 2003 Charges of $86 million for Dynamics, Propulsion, Thermal & Interior, $114 million for Electrical, Electronics & Safety, $319 million for Automotive Holdings Group and $42 million for Other.

(f) Excludes the 2002 Charges of $97 million for Dynamics, Propulsion, Thermal & Interior, $45 million for Electrical, Electronics & Safety, $104 million for Automotive Holdings Group and $16 million for Other.

A reconciliation between sector operating income and income (loss) before income taxes for each of the years presented is as follows:

(in millions)	2004	2003	2002
Sector operating income (a)	$ 205	$ 650	$ 900
Interest expense	(232)	(211)	(210)
Other income (expense), net	(8)	6	9
(Loss) income before income taxes, minority interest, equity income and Charges (a)	$ (35)	$ 445	$ 699
Charges	(687)	(561)	(262)
(Loss) income before income taxes, minority interest, and equity income	$ (722)	$ (116)	$ 437

(a) Excludes the 2004, 2003, and 2002 Charges described above.

Information concerning principal geographic areas is set forth below. Net sales data reflects the manufacturing location and is for the years ended December 31. Net property data is as of December 31.

	2004				2003				2002			
	Net Sales				Net Sales				Net Sales			
(in millions)	GM	Other Customers	Total	Net Property	GM	Other Customers	Total	Net Property	GM	Other Customers	Total	Net Property
North America	$13,724	$ 5,909	$19,633	$ 3,439	$ 15,481	$ 4,957	$ 20,438	$ 4,071	$16,761	$ 4,712	$21,473	$ 4,138
Europe, Middle East, & Africa	1,286	6,020	7,306	1,998	1,222	4,960	6,182	1,906	1,056	3,992	5,048	1,661
Asia Pacific	97	1,001	1,098	376	101	944	1,045	301	81	691	772	288
South America	310	275	585	133	225	187	412	121	196	152	348	92
Total	$15,417	$ 13,205	$28,622	$ 5,946	$ 17,029	$ 11,048	$ 28,077	$ 6,399	$18,094	$ 9,547	$27,641	$ 6,179

On December 10, 2004, we announced that we are moving three additional manufacturing operations into the company's Automotive Holdings Group ("AHG") to accelerate efforts to bring these sites back to profitability or resolve issues at these operations through other actions. AHG was established to increase Delphi management focus on one operating sector to resolve under-performing product lines or sites, while enabling management of other operating sectors to focus on growth and expansion. The additional operations named to Delphi's AHG include: Laurel, Mississippi; Kettering, Ohio; and Home Avenue / Vandalia, Ohio. These moves are effective January 1, 2005. Delphi continues to study other sites for inclusion in AHG.

The realignment is designed to increase focus on products and services for the greatest long-term benefit for Delphi while at the same time placing an equal focus on businesses requiring additional management attention. It is a further step in the implementation of our long-term portfolio plans. We will report our segment information based on the realigned sectors starting in the first quarter of 2005.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES

Delphi's financial instruments include long-term debt. The fair value of long-term debt is based on quoted market prices for the same or similar issues or the current rates offered to Delphi for debt with the same or similar maturities and terms. As of December 31, 2004 and 2003, the total of long-term debt and junior subordinated notes due to Trust I and Trust II was recorded at $2.5 billion and $2.6 billion, respectively, and had estimated fair values of $2.5 billion and $2.7 billion for the years ended December 31, 2004 and 2003, respectively. For all other financial instruments recorded at December 31, 2004 and 2003, fair value approximates book value.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires that all derivative instruments be reported on the balance sheet at fair value with changes in fair value reported currently through earnings unless the transactions qualify and are designated as normal purchases or sales or meet special hedge accounting criteria. The fair value of foreign currency and commodity derivative instruments are determined using exchange traded prices and rates.

Delphi is exposed to market risk, such as fluctuations in currency exchange rates, commodity prices and changes in interest rates, which may result in cash flow risks. To manage the volatility relating to these exposures, we aggregate the exposures on a consolidated basis to take advantage of natural offsets. For exposures that are not offset within our operations, we enter into various derivative transactions pursuant to our risk management policies. Designation is performed on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our documented policy. We do not hold or issue derivative financial instruments for trading purposes.

Delphi has foreign currency exchange exposure from buying and selling in currencies other than the local currencies of our operating units. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with forecasted foreign currency purchases and sales. Principal currencies hedged include the Mexican peso, Polish zloty, Chinese yuan, Hungarian forint, Singapore dollar, Canadian dollar, Japanese yen, and Euro. We primarily utilize forward exchange contracts with maturities of less than 24 months, which qualify as cash flow hedges.

Delphi has exposure to the prices of commodities in the procurement of certain raw materials. The primary purpose of our commodity price hedging activities is to manage the volatility associated with these forecasted inventory purchases. We primarily utilize swaps and options with maturities of less than 24 months, which qualify as cash flow hedges. These instruments are intended to offset the effect of changes in commodity prices on forecasted inventory purchases.

In order to manage the interest rate risk associated with our debt portfolio, we periodically enter into derivative transactions to manage our exposure to changes in interest rates, although we do not have any outstanding at December 31, 2004 and 2003.

The fair value of derivative financial instruments as of December 31, 2004, 2003 and 2002 included current and non-current assets of $99 million, $58 million, and $11 million, respectively and current and non-current liabilities of $43 million, $55 million, and $63 million, respectively. Gains and losses on derivatives qualifying as cash flow hedges are recorded in other comprehensive income ("OCI") to the extent that hedges are effective until the underlying transactions are recognized in earnings. Net gains included in OCI as of December 31, 2004, were $73 million after-tax ($91 million pre-tax). Of this pre-tax total, a gain of approximately $80 million is expected to be included in cost of sales within the next 12 months and a gain of approximately $6 million is expected to be included in subsequent periods. A loss of approximately $2 million is expected to be included in depreciation and amortization expense over the lives of the related fixed assets and a gain of approximately $7 million is expected to be included in interest expense over the term of the related debt. The unrealized amounts in OCI will fluctuate based on changes in the fair value of open hedge derivative contracts at each reporting period. Net gains of $35 million after-tax ($52 million pre-tax) and net losses of $11 million after-tax ($16 million pre-tax) were included in OCI as of December 31, 2003 and 2002, respectively. Cash flow hedges are discontinued when it is probable that the original forecasted transactions will not occur. The amount included in cost of sales related to hedge ineffectiveness was not significant. The amount included in cost of sales related to the time value of options was not significant in 2004 and 2003, and $6 million in 2002.

19. SUBSEQUENT EVENTS

Several events have occurred subsequent to December 31, 2004 that, although they do not impact the reported balances or results of operations as of that date, are material to the Company's ongoing operations. Those items include: the completion of our refinancing plan in June 2005 as described more fully in Note 10 Debt; amendments to the U.S. Asset Securitization program completed in March 2005 and June 2005 as described more fully in Note 5 Asset Securitizations; shareholder and derivative lawsuits initiated in early 2005 as described more fully in Note 13 Commitments and Contingencies; changes to U.S. salaried employees health care benefits implemented in March 2005 as described more fully in Note 12 Pension and Other Postretirement Benefits; and purchases of certain previously leased facilities in June 2005 as described more fully in Note 13 Commitments and Contingencies. In addition, the Company contributed $0.6 billion to its defined benefit pension plan in the second quarter of 2005. Finally, the Company has signed a non-binding letter of intent to sell its global lead-acid battery business, comprised of assets totaling approximately $175 million.

20. QUARTERLY DATA (UNAUDITED)

The following quarterly financial information for the quarters ended March 31, June 30, and September 30, 2004 and for each of the quarters in the year ended December 31, 2003 has been restated from amounts originally reported to give effect to the restatement of Delphi's financial statements as discussed elsewhere in this Annual Report. Contemporaneously with the filing of the Form 10-K, Delphi has filed amended Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2004 and June 30, 2004 that include restated financial statements for those periods. Delphi has also filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 that includes financial statements that differ from those included in Delphi's Current Report on Form 8-K dated October 18, 2004. Please refer to the above noted quarterly reports for further information as to the effects of the restatement on Delphi's originally reported interim financial information for 2004 and 2003.

	Three Months Ended				
(in millions, except per share amounts)	**March 31,**	**June 30,**	**Sept. 30,**	**Dec. 31,**	**Total**
2004					
Net sales	$7,405	$7,542	$6,642	$7,033	$28,622
Cost of sales	6,564	6,607	6,065	6,561	25,797
Gross profit	$ 841	$ 935	$ 577	$ 472	$ 2,825
Net income (loss)	$ 63	$ 143	$ (119)	$(4,840)	$ (4,753)
Basic and diluted earnings per share	$ 0.11	$ 0.25	$ (0.21)	$ (8.63)	$ (8.47)
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$11.78	$11.01	$10.69	$ 9.63	$ 11.78
Low	$ 9.39	$ 9.55	$ 8.61	$ 8.10	$ 8.10
2003					
Net sales	$7,177	$7,091	$6,558	$7,251	$28,077
Cost of sales	6,321	6,209	5,956	6,390	24,876
Gross profit	$ 856	$ 882	$ 602	$ 861	$ 3,201
Net income (loss)	$ 124	$ 106	$ (303)	$ 63	$ (10)
Basic and diluted earnings per share	$ 0.22	$ 0.19	$ (0.54)	$ 0.11	$ (0.02)
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$ 9.40	$ 9.92	$ 9.76	$10.30	$ 10.30
Low	$ 6.39	$ 6.70	$ 7.85	$ 8.10	$ 6.39

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer (the "CEO") and Acting Chief Financial Officer (the "CFO"), we have evaluated the effectiveness of design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the 2004 Annual Report on Form 10-K. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2004. The basis for this determination was that, as discussed below, we have identified material weaknesses in our internal control over financial reporting, which we view as an integral part of our disclosure controls and procedures.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) and includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed our internal control over financial reporting as of December 31, 2004, the end of our fiscal year. Management based its assessment on criteria set forth in the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. Management's assessment concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 as a result of the following identified material weaknesses:

- Insufficient numbers of personnel having appropriate knowledge, experience and training in the application of GAAP at the divisional level, and insufficient personnel at the Company's headquarters to provide effective oversight and review of financial transactions;
- Ineffective or inadequate accounting policies to ensure the proper and consistent application of GAAP throughout the organization;
- Ineffective or inadequate controls over the administration and related accounting treatment for contracts; and
- Ineffective "tone" within the organization related to the discouragement, prevention or detection of management override, as well as inadequate emphasis on thorough and proper analysis of accounts and financial transactions.

These control deficiencies contributed to the need to restate the Company's financial statements. As further described in Management's Discussion and Analysis of Financial Condition and Results of Operations—Restatement and Conclusion of Audit Committee Internal Investigation, the impact of the restatement on the financial statements as of December 31, 2004 was to reduce the originally reported beginning retained earnings balance by $243 million, in addition to other adjustments identified and recorded during the course of preparing financial statements. Accordingly, management determined that these control deficiencies represent material weaknesses. Because of the existence of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on the criteria in the "*Internal Control—Integrated Framework*".

Management has discussed the material weaknesses described above and related corrective actions with the Audit Committee and our independent registered public accounting firm. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited management's assessment of our internal control over financial reporting. Deloitte & Touche LLP has issued an attestation report, which is included under Report of Independent Registered Public Accounting Firm.

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As discussed above, we have identified material weaknesses in our internal control over financial reporting. Although we have not fully remediated the material weaknesses as of December 31, 2004, we have made and will continue to make, improvements to our policies and procedures as well as to the staffing of positions which play a significant role in internal control to address these material weaknesses. The following provides further details regarding each material weakness identified above and the remedial actions taken and planned as of the date of this report.

Insufficient numbers of personnel having appropriate knowledge, experience and training in the application of GAAP at the divisional level, and insufficient personnel at the Company's headquarters to provide effective oversight and review of financial transactions

The Company's controls over the selection and application of GAAP are ineffective as a result of insufficient resources and technical accounting expertise within the organization to resolve accounting matters in a timely manner. Furthermore, accounting for transactions is performed across multiple business units and functions that are not adequately staffed or are staffed with individuals that do not have the appropriate level of GAAP knowledge. Due to the pervasiveness of this material weakness, many of the restatement items (as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations —Restatement and Conclusion of Audit Committee Internal Investigation) resulted from the inappropriate selection of, misapplication, or inadequate consideration of GAAP by Delphi accounting personnel. Additional personnel and oversight is needed at the Company's headquarters to review the accounting for transactions to ensure compliance with GAAP.

Management is increasing the number of qualified accountants on the global accounting staff by actively recruiting additional certified public accountants to increase the knowledge of accounting and strengthen internal controls within the Company. Management has committed to providing the finance staff with additional support and training in order to enable them to identify unusual or complex transactions requiring further consideration by technical accounting experts or others within the organization. To address this material weakness until such time as management can recruit and train additional staff members, management has determined the following additional procedures will be performed:

- More transactions will be reviewed by the chief accounting officer rather than at the business unit or function, particularly those which deviate from previously reviewed or standard terms and conditions;
- Management will strengthen its review of the documentation supporting the accounting for transactions; and
- External experts will be utilized, when deemed necessary, to assist in evaluating transactions as well as preparing and reviewing the appropriate supporting documentation.

Ineffective or inadequate accounting policies to ensure the proper and consistent application of GAAP throughout the organization

The Company's accounting policies were inadequate or insufficiently comprehensive to ensure proper and consistent application throughout the organization. This resulted in adjustments, which were material to the consolidated financial statements as of December 31, 2004. Such adjustments included inappropriate timing of income related to credits, rebates, or other lump-sum payments from suppliers, under and over-recorded liabilities related to various services provided to the Company, inappropriate adjustment (or lack of adjustment) to significant estimates within the financial statements, and misclassification of amounts within financial statement captions. A contributing factor was the lack of sufficient detail or clarity of existing policies to enable their proper application.

In the fourth quarter of 2004, management adopted and distributed new policies to be applied in accounting for vendor rebates, credits and other lump-sum payments. Management has also revised its policies and procedures related to period-end accruals. Management conducted training sessions with the finance staff of each division to review these policies and to increase sensitivity and focus on the issues covered by the new policies and continues to monitor their implementation. Delphi has also initiated a project to review and update other accounting policies, establish written policies for areas where such polices do not exist and has engaged third party experts in accounting to assist in this effort. Management will continue to conduct training sessions throughout the organization to explain each of its policies and procedures adopted and require that accounting conclusions, assumptions and estimates are documented and supported by such accounting polices or relevant accounting literature in accordance with GAAP. Management will assess the effectiveness of the Company's adherence to the accounting polices through ongoing monitoring activities.

Controls and Procedures

Ineffective or inadequate controls over the administration and related accounting for contracts

The Company does not have effective controls related to the administration and accounting for contracts. In particular, the Company does not have adequate controls to identify and analyze the terms and conditions, both written and unwritten, of new contracts, or procedures to identify, analyze, and properly record the impact of amendments, supplement letters, or other agreements related to existing contracts. As a result, transactions related to supplier and royalty agreements were not accounted for in accordance with GAAP, resulting in material adjustments to the consolidated financial statements as of December 31, 2004.

Management is in the process of adopting formal contract administration procedures and will require consistent application throughout the organization. Management intends to document its contract administration procedures and periodically evaluate and test such procedures to prevent recurrences of the issues identified above. Although some areas in the organization have revised their contract administration procedures, best practices will be adopted throughout the organization. For example, changes were implemented in the second half of 2004 with respect to the administration of contracts for information technology services. These changes include the implementation of a contract administration procedure that requires documentation by finance, legal and information technology services that the contracts have been reviewed, including a summary of all pertinent transaction terms. Management is currently in the process of formalizing a broader contract administration review process that would extend beyond the information technology area. In addition, management has conducted and will continue to provide training throughout the organization to communicate the importance of documenting the economic substance and course of dealings related to the transaction, including any related amendments or correspondence between the parties, to facilitate the appropriate accounting for the transaction.

Ineffective "tone" within the organization related to the discouragement, prevention or detection of management override, as well as inadequate emphasis on thorough and proper analysis of accounts and financial transactions

The principal instances of management override that evidenced a material weakness occurred prior to 2002 and notably, before the Company began the implementation and documentation of more stringent disclosure controls and procedures and the detailed assessment of its internal controls over financial reporting as required by the Sarbanes-Oxley Act. Since such period, the Company's controls and procedures have strengthened. Despite such strengthening, which we believe will assist in detecting and preventing future incidents of this nature, we believe further action is needed to foster a culture that encourages those with concerns of management override to bring those to the prompt attention of management, whether directly or through the Company's ethics line, so that those concerns can be evaluated and appropriate action taken. The principal remedial action taken to address this aspect is to ensure that those at the top not only set the right tone but also understand that they will be held personally accountable for the failure to foster an environment that encourages those with concerns to present them and to elevate and address those concerns constructively within the organization. Management has already begun putting together training programs and presentations to be disseminated throughout the organization, starting with the top executive officers, to instill lessons learned from the Audit Committee's investigation as well as management's assessment of internal controls, including clearly outlining the review and consultation protocol for non-routine transactions.

Specific actions that have taken place since 2002 include:

- Over the course of 2002, Delphi hired a new chief accounting officer and controller, a new vice president of purchasing, a full time in-house securities counsel and began transitioning to a new chief information officer. We believe each of these actions contributed to a strengthening of our internal controls. The chief accounting officer and controller oversaw the implementation of the Company's disclosure controls and procedures, including the formation of a disclosure committee. These procedures have increased involvement of the Company's functional and divisional heads, including the legal staff, in the financial reporting process, to assure that our quarterly and annual SEC filings fairly present Delphi's financial position, results of operations and cash flows.
- In the third quarter of 2002, Delphi established a disclosure committee to ensure that accounting policies are properly applied, that financial information disclosed is complete, informative and properly reflects the underlying substance of transactions and events, and when necessary, additional disclosure is presented to provide investors with a materially accurate and complete picture of the Company's financial condition, results of operations and cash flows.
- In March 2002, the effectiveness of the internal audit function was enhanced by appointing an officer of the Company and member of the Delphi Strategy Board to lead the internal audit staff. In addition, the Audit Committee recently determined that the vice president of Delphi's corporate audit services shall serve as the Company's Chief Compliance Officer with a dotted line reporting relationship directly to the Audit Committee. On June 9, 2005, this officer was appointed vice president and treasurer and a search for his replacement as vice president of Delphi's corporate audit services is ongoing.

Controls and Procedures

- In the second quarter of 2003, the Board of Directors designated the Audit Committee as the Company's Qualified Legal Compliance Committee in order that the general counsel and other legal staff members of the Company could expeditiously report any concerns they had regarding compliance, including management's compliance with federal securities laws, directly to the Audit Committee.
- In the third quarter of 2004, management designed a new quarterly control involving an independent review by the internal audit staff of "top-side" corporate level journal entries specifically aimed at detecting management override. In addition, Delphi recently increased the emphasis placed on the importance of documenting accounting decisions and review of journal entries by both the finance and internal audit staff.

Management recognizes that many of the remedial actions it has taken or will take require continuous monitoring and evaluation for effectiveness, which will depend on maintaining a strong internal audit function. Until such time as the Company is able to identify a suitable replacement to lead its internal audit function, it will look to external experts to supplement its existing staff. Finally, the Company's disclosure and financial reporting practices have responded to the increased disclosure requirements of the SEC, particularly the revised guidance regarding materiality and the focus on qualitative as well as quantitative factors in making such determinations, increased focus on disclosure of commitments and contingencies, including off-balance sheet financings, and a more stringent focus on the economic substance of transactions and relationships between parties in making decisions regarding the application of accounting policies and standards. This has been an evolving and iterative process and will continue as the Company evaluates its internal control over financial reporting and its disclosure controls and procedures.

• • • • •

Delphi recognizes that the tone at the top of the organization is a key entity-level control in any organization, particularly in terms of preventing or detecting management override. Management has proactively communicated the importance of strong entity-level controls, particularly those related to tone at the top, to all levels of the organization and reinforced the importance of integrating them into every aspect of the Company's operations, processes and culture.

Management and the Board of Directors will continuously consider whether additional changes in reporting relationships and responsibilities would strengthen the Company's internal controls. As part of its quarterly review and annual assessment of internal controls over financial reporting and disclosure controls and procedures, the Company will continue to strive to strengthen and improve its controls.

Management will review progress on these activities on a consistent and ongoing basis at the CEO level, across the senior management team and in conjunction with our Board of Directors. Management also plans on taking additional steps to elevate company awareness and communications of these important issues through formal channels such as company meetings, departmental meetings and training.

Corporate Information

Addresses

World Headquarters and Customer Center
5725 Delphi Drive
Troy, MI 48098-2815
U.S.A.
Tel: [1] 248.813.2000

Asia Pacific Regional Headquarters
Shinjuku Nomura Bldg. 31F
Mail Box 3015
1-26-2 Nishi-Shinjuku
Shinjuku-ku, Tokyo 163-0569
Japan
Tel: [81] 42.549.7200

European Headquarters
Paris Nord 2
64 Avenue de la Plaine de France
B.P. 60059 Tremblay en France
95972 Roissy Ch. de Gaulle cedex
France
Tel: [33] 1.49.90.49.90
Fax: [33] 1.56.48.69.49

South American Regional Headquarters
Av. Goiás, 1860
São Caetano do Sul
São Paulo 09550-050
Brazil
Tel: [55] 11.4234.9500
Fax: [55] 11.4234.9415

Investor Information

Common Stock Symbol
New York Stock Exchange: DPH

Stockholder Assistance
The Bank of New York
Account Maintenance Department
P.O. Box 11023
New York, NY 10286-1023
www.stockbny.com

Direct Stock Purchase and Dividend Reinvestment Plan
For information, please call
Tel: [1] 800.818.6599

Securities Analyst and Institutional Investor Queries
Delphi Investor Relations
Delphi Corporation
M/C 483-400-621
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: [1] 877.SEEK.DPH
([1] 877.733.5374)

Individual Shareholders
Delphi Shareholder Relations
Delphi Corporation
M/C 483-400-521
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: [1] 877.SEEK.DPH
([1] 877.733.5374)

Independent Auditors
Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895

Revenues
2004 revenues of $28.6 billion

Number of Employees
185,200
as of 12/31/04

Delphi Annual Meeting of Stockholders
Our 2005 annual meeting of stockholders will be held at Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware, on December 7, 2005. The annual meeting will begin promptly at 8:00 a.m. local time. If you plan to attend the meeting, please check the box on your proxy card indicating your intention to do so.

Electronic Delivery of Documents
Stockholders may consent to receive their Delphi annual report and proxy materials via the Internet. Registered and beneficial stockholders and employee savings plan participants may enroll at Delphi's Open Enrollment site: www.ICSDelivery.com/delphi.

Please visit **www.delphi.com** regularly for investor information, press releases and other important updates on Delphi Corporation.

This annual report is printed on recyclable paper containing 10% post-consumer content.

Printing by St. Ives Inc. Avanti • Designed and produced by Mentus, San Diego, California. www.mentus.com

DELPHI

Driving Tomorrow's Technology

www.delphi.com